WESTERN UNION





The words *Thank You* have always been sy
Union. Throughout our 150-year histor
centered on making people's lives easier and more productive. Without Western Union, people all over the world would not be able to work, travel or provide for their families in the way that they currently do. It's no wonder then that *Thank You* is something that every Western Union employee hears countless times each day. And in 2006, *Thank You* took on an entirely new meaning, becoming an internal theme that speaks to the consumers, employees, agents and shareholders who have helped us get to this: the most exciting phase in our entire history.

With each transaction comes a feeling of thankfulness and pride.

"It's important for me to provide for my family back home. With Western Union, I can be there for them."





"Every time I hear a piano I think about how I'm helping my grandson with lessons of his own."





"There is a Western Union right down the street—with hours that work with my schedule."



"Using westernunion.com gives us the flexibility to send our bill payments from anywhere."


"My brother is helping me
with my tuition and using
Western Union gives him
great comfort that the
money will arrive quickly."



"I wanted to help the Hurricane Katrina victims the minute I heard the news. Western Union is a convenient way to get money to those in need right away."


"I can walk into any
of Argentina's Pago Fácil
locations to send my
utility bill payments quickly
and conveniently."



"At Western Union, we are proud of our rich history and just like the founders of Western Union, we understand that people want—and need—to stay connected. We are excited about the opportunities that await us and those we serve. We remain committed to offering diverse, financial services that help people stay in touch around the corner or around the world."

CHRISTINA GOLD
President and CEO
The Western Union Company



Dear Fellow Shareholders,

The familiar yellow and black signs of Western Union have become the international icon for quick, reliable and convenient money transfer. Western Union is one of the easiest ways for families and friends to send money and stay connected anywhere in the world.

This is precisely why I'm so proud to work for this company. In fact, any one of us can tell you that there is no other feeling that can compare with knowing the difference we make in the lives of so many people. Again, it all comes down to the relationships we've established over many years. We take pride in being close to our consumers. We speak their languages. We live in their neighborhoods. And we share their cultures. We are a significant part of each other's lives.

As a result, I believe our agents and employees are more like ambassadors. They are ambassadors of trust. Ambassadors of responsibility. And ambassadors of hope. They are the living, breathing manifestation of who we are as a company and everything we stand for: Integrity. Partnership. Opportunity. Passion. Teamwork.

A DEFINING YEAR FOR EMPLOYEES, CONSUMERS AND SHAREHOLDERS ALIKE

2006 saw the tireless efforts of an entire organization preparing for life as an independent public company. And on October 2, The Western Union Company began trading on the NYSE under the ticker symbol WU. In reaching this day we crossed several significant milestones including: raising $3.5 billion in debt financing, completing a move to global headquarters in Denver, Colorado, recruiting a Board of Directors and establishing a world-class infrastructure.

We also delivered the financial expectations we set, with overall revenues growing 12% to $4.5 billion, operating income of $1.3 billion and operating cash flow of $1.1 billion. Furthermore, 2006 was a year of operating highlights. We increased our global footprint to nearly 300,000 agent locations in over 200 countries and territories, when just five years ago the agent network was merely 120,000 agent locations, with more than one-third of those being in the United States. We grew our Gold Card program to 8 million active cards, up from just 1.5 million in 2003. And on December 15, 2006—our busiest day ever—we successfully handled over 2 million transactions.

We divide our business into two segments: consumer-to-consumer (C2C) and consumer-to-business (C2B). We handled nearly 150 million C2C transactions in 2006, accounting for more than 80% of our overall revenue and generating more than $3.7 billion in revenue. C2B comprises nearly 15% of our revenue at $636 million. In this segment we processed nearly 250 million transactions.

This financial and operational performance is a result of our execution on our long-standing strategic objectives:

1. Build our brands and enhance our consumers' experience
2. Develop consumer convenience and choice
3. Explore new service offerings
4. Expand and diversify global distribution

We are incredibly fortunate to have begun our life as an independent public company with strong financial performance and a leading position in a thriving global business. Yet I think there are still parts of the world that are really underserved. So we've set ambitious targets for the immediate future, like increasing our presence and market position in rapidly growing markets like Asia, the Middle East and India, and expanding our C2B segment outside of the U.S. With the strength of the management team and the 5,900 Western Union employees behind me, I am confident our investments will continue to increase shareholder value and put an even greater focus on our consumers, our business strategies and our growth initiatives.

LOYALTY THAT TRANSCENDS AGE, RACE, GENDER AND NATIONALITY

Western Union is constantly building its brand and enhancing our consumers' experience. Consequently, many of those who use our services do so frequently, as they understand that Western Union is the catalyst that helps improve the quality of life for millions of families worldwide. So at a time when people are pursuing opportunities around the world, we welcome the chance to be the faithful connection that keeps them close to their own homes. Could there be a greater or more rewarding responsibility?

Our consumers come to us for a variety of services because they know we are committed to meeting their needs. In the end, we know it's about so much more than money. It's about what that money does for people. It's about bringing a truly global knowledge and scale to local communities everywhere. It's about taking responsibility.

This loyalty I speak of exists for four reasons. The first is our global network of 300,000 agent locations.

Second is our brand, which is synonymous with trust and dependability. The third is our technology — an established system that handles on average more than 1 million transactions daily, and moves money from one place to another within minutes. And fourth is the experience and advice provided by our agents and employees.

LEADING OUR CONSUMERS TO BETTER LIVES

Never before has the number of people living outside their home countries been higher than it is today. According to a study done by the United Nations, right now there are more than 191 million people living outside their country of origin, and that number is expected to continue to grow. Additionally, The Aite Group estimated that the total amount of cross-border remittances was $269 billion in 2006, of which Western Union has a 17.4% share. This, without question, presents a tremendous opportunity for growth — especially as we already have the network and capacity in place to serve our customers.

There is no limit to our ability to develop consumer convenience and choice. And we are making significant investments in our business to match new market opportunities and consumer needs, including the Western Union® Gold Cards — for both sender and receiver, our consumer database and direct-to-bank transfers.

Our C2B initiatives are another strong growth opportunity for Western Union. This business allows consumers to send bill payments from a participating Western Union agent location or initiate electronic payments to billers using a variety of service channels. Our established relationships bring scale to our business and are helping to increase system efficiency and build diversification into our revenue stream. Our C2B business enables us to grow our relationships with both companies and customers who may not have experience with our C2C service.

Currently, our C2B business is based primarily in the United States. However, efforts are under way to expand this business internationally. This began in late 2006 with the acquisition of Servicio Electrónico de Pago S.A. (SEPSA) and their Pago Fácil℠ branded services — a walk-in bill payment company in Argentina.

I have no doubt that we will strive to continue to be the market leader in the cross-border remittance market as our range of services increases. We also remain dedicated to our regulatory compliance initiatives. Offering services in 200 countries and territories is extremely complex and we take great pride in our compliance program.

MAKING THE HIGHLY COMPLEX LOOK REMARKABLY SIMPLE

Our vast worldwide network is incredibly efficient, and will continue to be as we explore even more service offerings. Consumers can put money down on the counter in one town and, in minutes, it is available to a customer virtually anywhere in the world. We work with over 600 superagents around the world that are seasoned, established business people in their countries—bringing an unmatched local knowledge and expertise to our business. We service over 15,000 corridors around the globe with deep understanding of the culture of each and every one.

OUR RELEVANCE HAS NEVER BEEN MORE APPARENT

My vision for Western Union is to become a leading global financial services provider. This will be achieved by providing the services our consumers need and by taking advantage of our strengths: Our hours. Our locations. Our capabilities and speed. We will continue to build upon our heritage and live our values as we adapt our business to the needs of the marketplace. Looking ahead, I find Western Union in a unique and desirable position — ready for change and equipped with the resources to do so. We have been, and will continue to be, an institution that is executing new strategies around the world to help millions of people live easier lives.

My management team and I believe Western Union is a great investment because we provide a meaningful service to millions of people around the world. We continue to meet our consumers' needs and we are extremely well positioned in a fast growing market to deliver on our commitment to our shareholders.

My management team and I would like to thank the consumers, agents, employees and shareholders who make the hopes of millions of people a reality. The promise that tomorrow holds for Western Union is incredibly encouraging. Just think: in only the last five years we have nearly tripled our number of agent locations. We've increased market share and begun life as a public company. Our cash flow has never been stronger. We are constantly expanding and diversifying our global distribution. And we've grown our agent relationships and introduced new service offerings. The investments we're making on a daily basis are benefiting people throughout the world. They are the foundation from which we will continue to help our consumers realize their dreams.



CHRISTINA GOLD
President and CEO
The Western Union Company

Western Union is Accessible

Western Union has a 150-year history of connecting people when it matters most. Our brand is synonymous with speed, trust, reliability and convenience for millions of consumers in more than 200 countries and territories around the world. We offer an easy, safe and convenient means of transferring money.



CONSUMER-TO-CONSUMER

There is an agent location nearly everywhere—from the biggest cities to the most rural of areas. We offer consumers a variety of ways to send money at 300,000 agent locations, and in many countries, over the phone or on the Internet. However, over 90% of our transactions are still done in person, where consumers receive the attention and expertise of an agent.



CONSUMER-TO-BUSINESS

Western Union offers several electronic and cash payment options that allow our consumers to send fast, convenient bill payments on a one-time or recurring basis. C2B transactions account for nearly 15% of our total revenue.



OTHER

Western Union is a trusted source for money orders, prepaid cards and other financial services. These services are distributed directly through our agent network and allow our consumers to manage their finances conveniently.

Western Union does so much more than simply send money. Every day our agents and employees come together to help people all over the world realize their dreams. We are passionately committed to doing business the right way and we are always looking for new ways to grow beyond our core business.

An agent network of 300,000 locations

C2C COMPOUND ANNUAL REVENUE GROWTH FROM 2001 TO 2006

8% U.S./Canada
13% Latin America
25% Europe, the Middle East, Africa, and South Asia
48% Asia Pacific

NUMBER OF GOLD CARD HOLDERS (*in millions*)

03	1.5
04	3.0
05	5.0
06	8.0

A proven, powerful, and potent brand

ESTABLISHED BRAND IN INTERNATIONAL MARKETS

Superbrand 2006—Hong Kong
Superbrand 2006—Russia
Top 100 America's Greatest Brands—USA
Media Cristal Award—France
Best Use of Television—Germany

A COMMITMENT TO MARKETING

Seven percent of annual revenues are invested back into the company through worldwide marketing and advertising efforts.

A capable global system that completes an average of 13 transactions per second

A COMMITMENT TO COMPLIANCE

In 2006:
We invested more than $35 million.
We have 250 dedicated employees.

INVESTMENT IN TECHNOLOGY

Our technology is industry leading. We completed nearly 400 million transactions in 2006—quickly and with a high degree of reliability.

Western Union 2006 Revenue

TOTAL REVENUE 2006

62% International C2C
14% Domestic C2C
8% Mexico C2C
14% C2B
2% Other

REVENUE (*in billions*)

03	$3.2
04	$3.5
05	$4.0
06	$4.5

*Agent Locations by Continent**


79,000
NORTH AMERICA
14,000
SOUTH AMERICA

Countries and territories where Western Union has agent locations:

NORTH AMERICA
Anguilla
Antigua and Barbuda
Aruba
Barbados
Belize
Bonaire
British Virgin Islands
Canada
Cayman Islands
Costa Rica
Cuba
Curaçao
Dominica
Dominican Republic
El Salvador
Grenada
Guatemala
Haiti
Honduras
Jamaica
Mexico
Montserrat
Nicaragua
Panama
Puerto Rico
Saint Kitts
Saint Lucia
Saint Maarten
Saint Vincent
The Bahamas
Trinidad and Tobago
Turks and Caicos
U.S. Virgin Islands
United States
of America

SOUTH AMERICA
Argentina
Bolivia
Brazil
Chile
Colombia
Ecuador
Falkland Islands
Guyana
Paraguay
Peru
Suriname
Uruguay
Venezuela

EUROPE
Albania
Armenia
Austria
Azerbaijan
Belgium
Bosnia and
Herzegovina
Bulgaria
Croatia
Cyprus
Czech Republic
Denmark
Estonia
Finland
France
Georgia
Germany
Gibraltar
Greece
Hungary
Iceland
Ireland
Italy
Jersey
Kosovo
Latvia
Liechtenstein
Lithuania
Luxembourg
Macedonia
Malta
Moldova
Monaco
Netherlands
Norway
Poland
Portugal
Romania
Russia
Serbia and Montenegro
Slovakia
Slovenia
Spain
Sweden
Switzerland
Turkey
Ukraine
United Kingdom

AFRICA
Algeria
Angola
Benin
Botswana
Burkina Faso
Burundi
Cameroon
Cape Verde
Central African Republic
Chad
Comoros
Congo
Djibouti
DRC (Democratic Republic
of the Congo)
Egypt
Equatorial Guinea


91,000
EUROPE
99,000
ASIA
11,000
AFRICA
6,000
AUSTRALIA

Eritrea
Ethiopia
Gabon
Gambia
Ghana
Guinea
Guinea-Bissau
Ivory Coast
Kenya
Liberia
Libya
Madagascar
Malawi
Mali
Mauritania
Mauritius
Mayotte
Morocco
Mozambique
Niger
Nigeria
Rwanda
Sao Tome
Senegal
Seychelles
Sierra Leone
Sudan
Tanzania
Togo
Tunisia
Uganda
Zambia
Zimbabwe

ASIA
Afghanistan
Bahrain
Bangladesh
Belarus
Bhutan
Brunei
Cambodia
China
East Timor
Guam
Hong Kong
India
Indonesia
Iraq
Israel
Japan
Jordan
Kazakhstan
Korea
Kuwait
Kyrgyzstan
Laos
Lebanon
Macau
Malaysia
Maldives
Mongolia
Nepal
Oman
Pakistan
Palestine
Philippines
Qatar
Saudi Arabia
Singapore
Sri Lanka
Syria
Taiwan
Tajikistan
Thailand
Turkmenistan
United Arab Emirates
Uzbekistan
Vietnam
Yemen

AUSTRALIA
American Samoa
Australia
Cook Islands
Federated States of Micronesia
Fiji
French Polynesia
Kiribati
Marshall Islands
New Caledonia
New Zealand
Niue
Northern Marianas
Palau
Papua New Guinea
Solomon Islands
Tonga
Tuvalu
Vanuatu
Western Samoa

* Agent locations include locations of Western Union's affiliates Orlandi Valuta and Vigo.

ONE WORLD. ONE HOME.

Now is a great time to invest in Western Union. With more and more people leaving their homes and their families to make a living in foreign lands, the value of our services increases immensely. As does the value of everything that makes our services possible: Capability, People, Geography, Strong Agent Relationships, Responsibility, Passion and Community.

Capability

So much of what we do is designed to happen quickly. Yet the effects of our actions last forever. We believe there are very few companies in the world that can have the same profound and lasting impact as providing crucial financial resources when they are most needed. The truth is, we believe that Western Union's capabilities are unmatched. While there are others that have the ability to transfer money internationally, they lack a comparable network of employees and agent locations covering nearly every corner of the globe.

In 2006, our capital expenditures of over $200 million included investments in our multi-currency processing systems and in our agent network. We invested more than $290 million in our brands and improving our consumers' experience. We completed on average over one million transactions each day. And we did it in a highly complex regulatory environment.

As we enter 2007, we will increase our focus on our consumers by expanding our global capabilities and local understanding. We will continue to increase our technological capabilities, making our services even more capable of changing the lives of both senders and receivers. In fact, the most important differentiator between our system and all others is, and will remain, our ability to understand the needs of individuals at both ends of the transaction.

ROBIN HELLER
Executive Vice President
Operations and IT



Geography

With 300,000 agent locations in over 200 countries and territories, The Western Union Company may be among the most global companies in the world. In the United States, we are in 8 of the 10 largest grocery chains, and we are in banks and post offices throughout the world. We are in the places that allow us to become an integral part of the fabric of local communities everywhere.

In 2006, we drove our strategies to facilitate an even greater global focus. Consider that 85% of our total C2C transactions touch a point outside of the United States, and 50% of our C2C revenue never touches a U.S. agent. Working with our worldwide agents and their employees, we are now committing more and more resources toward countries and geographic locations that hold enormous potential. China. India. The Philippines. And the Middle East, just to name a few.

There has never been a greater demand for our services. Hundreds of millions of people are currently living outside of their home countries and using Western Union® services to remain connected to their families and homelands. We see this as an enormous opportunity and we are committed to bringing our service to every corner of the world.



Pictured above from left to right:

HIKMET ERSEK
Executive Vice President and Managing Director
Europe, Middle East, Africa, South Asia

LIZ ALICEA-VELEZ
Executive Vice President
Latin America, Caribbean

DAVID BARNES
Executive Vice President
United States/Canad[illegible] [illegible]d Strategic Development

IAN MARSH
Executive Vice Pre[illegible] [illegible]nd Managing Director
Asia Pacific



People

There is a "we" in Western Union. To understand that is to look at the 5,900 people within. Bonded by common values and common goals, each of us is truly proud to be here as a member of this family. There is no reward or feeling that can compare to being able to make such a monumental difference in the lives of so many people.

2006 saw the implementation of many new and tremendous initiatives, both personally and professionally. Our Founder's Grant. Our five Core Values. Our Commitment Statement. Each a significant measure in making sure we remain committed to a single vision that will lead Western Union through the next 150 years.

Just as we help our consumers realize their dreams, we help our employees achieve their goals.

GROVER WRAY
Executive Vice President
of Human Resources



Pictured from left to right:

PIO MOLIOO
General Manager
Pacific Holding
Western Union Agent
Samoa

PONGSIMA KOSLATHIP
Senior Vice President
Bank of Ayudhya PCL
Western Union Agent
Thailand

GABRIEL PAREDES
President and CEO
Universal Storefront Services Corporation
Western Union Agent
Philippines

RAYMA CRESWEL
CEO
Australian Newsagent's Federation
Western Union Agent
Australia



Strong Agent Relationships

Western Union has a history of adapting our business to meet the changing needs of the people we serve. So as more of our consumers are moving to more places around the world, our over 600 superagent relationships have never been more important.

The relationship between a consumer and their Western Union agent is a special one. Our agents' deep understanding of the communities they serve comes from the fact that they are members of these communities themselves. They are the primary reason our Western Union Gold Card loyalty program has more than 8 million active cards and reached 62 countries in 2006. And their long tenure with Western Union gives them the knowledge and insight to create customized solutions on a local basis. We are always looking to implement new strategies that will allow our service, our technology and our agents to have an even greater impact on the communities we serve.

Responsibility

Western Union is a company of values and principles. And as the industry leader in cross-border remittances, we welcome the opportunity to also be a leader in strong business practices, and understanding the regulatory laws and standards in the more than 200 countries and territories where we do business. 2006 saw our most significant investment in compliance-related initiatives, with investments exceeding $35 million. We supported proprietary monitoring systems, sophisticated analysis and reporting systems, and dedicated 250 employees across the globe.

We share a common goal with government representatives everywhere we do business: the best interests of our consumers and their families. Our Public Affairs group leverages Western Union's global reach, leadership, innovation and role in diverse communities—allowing us to serve as a resource, advocate and trusted participant among regulators, policy makers, researchers, development agencies, and grassroots and community organizations. For example, in conjunction with the Mexican government we have launched the 4 plus 1 program—a plan designed to promote job growth and improve economic conditions in Mexico. This, along with other grassroots community efforts, helps us service our consumers on a whole different level.

FRED NIEHAUS
Senior Vice President
Public Affairs





LUELLA CHAVEZ-D'ANGELO
President
Western Union Foundation

Community

Our rich history of assisting people and communities across the globe goes far beyond the transferring of money. Each day, through the Western Union Foundation, we find ways to provide assistance to those who need it most. In just over five years, the Foundation has helped generate tens of millions of dollars for international non-profit organizations like the Red Cross and America's Second Harvest—providing disaster relief, education and human service programs.

Internationally, we're helping the Asia Foundation educate and empower migrant women in Jintang County, China, while giving homeless children in Mumbai, India, a new life through the Vatsalya Foundation. We've generated nearly $1.5 million to help survivors of Hurricane Katrina and the city of New Orleans, and nearly $2 million—in immediate relief and for rebuilding—to help the survivors of the 2004 tsunami. We also donated to the survivors of the earthquakes in Indonesia and Pakistan in 2005 and 2006.

The Western Union Foundation is one more reason why we are truly local—regardless of city, country or even continent.

Passion

Behind the Western Union brand is a renewed sense of purpose, excitement and momentum. We are a culture focused on inclusion, where each one of us feels as though we play an equal part in the business. There's a genuine eagerness inside each one of us to create even more possibilities for the people we serve.

Of course, it's easy to get behind something you see and feel every day. And this really is about much more than sending money. It's about making a difference in people's lives. It's seeing what that money does for a person that really defines what we're all about. Because when you're responsible for somebody having something that they wouldn't be able to get any other way—something that is an absolute necessity for living—it has a profound effect that no other feeling can match. It's something that could only happen with the 5,900 employees and 300,000 agent locations that are The Western Union Company.








STERN
UNION



Top row from left to right:

LAUREN KIM
Korean Language Department

MOHAMED PATEL
Gujarati Language Department

LIZA SINDALOVSKY
Ukranian Language Department

ROSE KENGELE
French Language Department

Bottom row from left to right:

MARISOL GUZMAN
Spanish Language Department

DEANNE ZOLOTAR
Portuguese Language Department



WHY SHOULD WE INVEST IN EACH OTHER?

Consumers value the services we offer. What we do, helping people stay connected, brings vitality to relationships. And thinking responsibly for the company and the community is the anchor of how we do business. We will strive to meet our consumers' expectations in the highest manner possible, remain strongly positioned in a fast-growing worldwide market and deliver on our commitments to our shareholders.

Financial Highlights

REVENUE *(in billions)*
Compound Annual Growth Rate 12%

04	$3.5
06	**$4.5**

NET INCOME *(in millions)*
Compound Annual Growth Rate 10%

04	$752
06	**$914**

CONSUMER-TO-CONSUMER REVENUE *(in billions)*
Compound Annual Growth Rate 14%

04	$2.9
06	**$3.7**

CASH FLOW FROM OPERATIONS *(in billions)*
Compound Annual Growth Rate 9%

04	$0.9
06	**$1.1**

CONSUMER-TO-BUSINESS REVENUE *(in millions)*
Compound Annual Growth Rate 5%

04	$576
06	**$636**

DILUTED EARNINGS PER SHARE
Compound Annual Growth Rate 10%

04	$0.98
06	**$1.19**

Compound Annual Growth Rates are calculated using the three year period from 2004 to 2006.

FINANCIAL REVIEW TABLE OF CONTENTS

Executive Committee



Pictured above from left to right:

David Schlapbach, David Barnes, Grover Wray, Christina A. Gold, Hikmet Ersek, Anne McCarthy, Ian Marsh, Scott Scheirman, Robin Heller, Liz Alicea-Velez, Royal Cole, Guy Battista

DAVID BARNES
Executive Vice President
United States/Canada and
Strategic Development

GUY BATTISTA
Executive Vice President
and President of
Western Union
Financial Services, Inc.

ROYAL COLE
Executive Vice President
and General Manager
Western Union
Payment Services

HIKMET ERSEK
Executive Vice President
and Managing Director
Europe, Middle East,
Africa, South Asia

CHRISTINA A. GOLD
President and
Chief Executive Officer

ROBIN HELLER
Executive Vice President
Operations and IT

IAN MARSH
Executive Vice President
and Managing Director
Asia Pacific

ANNE MCCARTHY
Executive Vice President
Corporate
Communications

SCOTT SCHEIRMAN
Executive Vice President
and Chief Financial
Officer

DAVID SCHLAPBACH
Executive Vice President
General Counsel
and Secretary

LIZ ALICEA-VELEZ
Executive Vice President
Latin America/Caribbean

GROVER WRAY
Executive Vice President
Human Resources

Board of Directors



Pictured above from left to right:

Dinyar S. Devitre, Mike Miles, Dennis Stevenson, Roberto G. Mendoza, Christina A. Gold, Alan J. Lacy, Betsy D. Holden, Jack M. Greenberg, Linda Fayne Levinson,

DINYAR S. DEVITRE
Senior Vice President and
Chief Financial Officer
Altria Group Inc.

CHRISTINA A. GOLD
President and
Chief Executive Officer

JACK M. GREENBERG
Non-executive Chairman

Former Chairman and
Chief Executive Officer
McDonald's Corporation

BETSY D. HOLDEN
Former President
Global Marketing and
Category Development
Kraft Foods Inc.

ALAN J. LACY
Former Vice Chairman
and Chief Executive
Officer Sears Holding
Corporation

LINDA FAYNE LEVINSON
Advisor to
Professionally Funded,
Privately Held Ventures

ROBERTO G. MENDOZA
Chairman of
Trinsum Group

MIKE MILES
President and Chief
Operating Officer
Staples Inc.

DENNIS STEVENSON
Chairman
HBOS plc

Forward-Looking Statements

This Annual Report and materials we have filed or will file with the Securities and Exchange Commission (the "SEC") (as well as information included in our other written or oral statements) contain or will contain certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as "expects," "intends," "anticipates," "believes," "estimates" and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could" are intended to identify such forward-looking statements. You should not rely solely on the forward-looking statements and should consider all uncertainties and risks, as described under "Risk Factors" in our Annual Report on Form 10-K filed with the SEC on February 27, 2007. The statements are only as of the date they are made, and we undertake no obligation to update any forward-looking statement.

Possible events or factors that could cause results or performance to differ materially from those expressed in our forward-looking statements include the following:

- changes in general economic conditions and economic conditions in the geographic regions and industries in which we operate;
- the impact of our spin-off from First Data Corporation;
- changes in immigration laws, patterns and other factors related to immigrants;
- technological changes, particularly with respect to e-commerce;
- our ability to attract and retain qualified key employees;
- changes in foreign exchange rates, including the impact of foreign exchange spreads on money transfer transactions;
- adverse movements and volatility in debt and equity capital markets;
- political conditions and related actions by the United States and abroad which may adversely affect our businesses and economic conditions as a whole;
- continued growth in the money transfer market and other markets in which we operate at rates approximating recent levels;
- eterioration in consumers' confidence in our business, or in traditional money transfer 's generally;
- ty to maintain our agent network;
- ;fully managing credit and fraud risks r agents and consumers;
- liabilities resulting from litigation and regulatory investigations, including costs, expenses, settlements and judgments;
- our ability to protect our brands and our other intellectual property rights and to defend ourselves against potential patent infringement claims;
- changes in domestic or foreign laws, rules and regulations as well as Internal Revenue Service or other governmental agencies' interpretations thereof;
- changes in accounting standards, rules and interpretations;
- competition with banks and other nonbank money transfer services providers;
- our ability to grow our core businesses;
- our ability to develop and introduce new products, services and enhancements, and gain market acceptance of such products;
- mergers, acquisitions and integration of acquired businesses into our company;
- decisions to downsize, sell or close units or otherwise change the business mix;
- any material breach of security of our systems or interruptions in our systems;
- catastrophic events; and
- management's ability to manage these and other risks.

Selected Financial Data

The financial information in this Annual Report is presented on a consolidated basis and includes the accounts of The Western Union Company ("Western Union" or the "Company") and its majority-owned subsidiaries. The financial information for the periods presented prior to the spin-off by First Data Corporation ("First Data") of its money transfer and consumer payments businesses on September 29, 2006 through a distribution of 100% of the common stock of the Company to holders of record of First Data's common stock (the "Distribution") is presented on a combined basis and represents those entities that were ultimately transferred to the Company as part of the spin-off. The assets and liabilities presented have been reflected on a historical basis, as prior to the Distribution such assets and liabilities presented were 100% owned by First Data. However, the financial statements for the periods presented prior to the Distribution do not include all of the actual expenses that would have been incurred had Western Union been a stand-alone entity during the periods presented and do not reflect Western Union's combined results of operations, financial position and cash flows had Western Union been a stand-alone company during the periods presented.

Our selected historical financial data are not necessarily indicative of our future financial position, future results of operations or future cash flows.

You should read the information set forth below in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our historical consolidated financial statements and the notes to those statements included elsewhere in this Annual Report.

Year Ended December 31,	2006	2005	2004	2003	2002
(in millions, except per share data)					*(unaudited)*
STATEMENTS OF INCOME DATA:					
Revenues	**$4,470.2**	$3,987.9	$3,547.6	$3,151.6	$2,743.4
Operating expenses [(a)(b)]	**3,158.8**	2,718.7	2,435.5	2,148.6	1,919.9
Operating income	**1,311.4**	1,269.2	1,112.1	1,003.0	823.5
Other income/(expense), net [(c)]	**23.7**	74.9	(13.5)	(40.4)	(24.2)
Income before income taxes [(a)(b)(c)]	**1,335.1**	1,344.1	1,098.6	962.6	799.3
Net income [(a)(b)(c)]	**914.0**	927.4	751.6	633.7	494.1
Depreciation and amortization	**103.5**	79.5	79.2	78.4	60.2
CASH FLOW DATA:					
Net cash provided by operating activities	**1,108.9**	1,002.8	930.2	792.8	607.5
Dividends to First Data	**2,953.9**	417.2	659.8	324.2	486.8
EARNINGS PER SHARE DATA:					
Basic [(a)(b)(c)(d)]	**$ 1.20**	$ 1.21	$0.98	$ 0.83	$ 0.65
Diluted [(a)(b)(c)(d)]	**$ 1.19**	$ 1.21	$0.98	$ 0.83	$ 0.65
Cash dividends to public stockholders per common share	**$ 0.01**	—	—	—	—
KEY INDICATORS (UNAUDITED):					
Consumer-to-consumer transactions [(e)]	**147.08**	118.52	96.66	81.04	67.84
Consumer-to-business transactions [(f)]	**249.38**	215.11	192.57	179.39	145.01

Year ended December 31,	2006	2005	2004	2003	2002
				(unaudited)	*(unaudited)*
BALANCE SHEET DATA:					
Settlement assets	**$1,284.2**	$ 914.4	$ 702.5	$ 583.9	$ 473.2
Total assets	**5,321.1**	4,591.7	3,315.8	3,027.4	2,469.7
Settlement obligations	**1,282.5**	912.0	696.6	573.6	460.6
Total borrowings	**3,323.5**	—	—	—	—
Total liabilities	**5,635.9**	1,779.9	1,381.3	1,198.5	999.0
Total stockholders' (deficiency)/net investment in The Western Union Company	**(314.8)**	2,811.8	1,934.5	1,828.9	1,470.7

(a) We adopted SFAS No. 123R, "Share-Based Payment," or "SFAS No. 123R," following the modified prospective method effective January 1, 2006. SFAS No. 123R requires all stock-based payments to employees to be recognized in the income statement based on their respective grant date fair values over the corresponding service periods and also requires an estimation of forfeitures when calculating compensation expense. Stock-based compensation expense, including stock compensation expense allocated by First Data *prior to the spin-off* on September 29, 2006 and the impact of adopting SFAS No. 123R, was $30.1 million for the year ended December 31, 2006.

(b) In 2002, our company recorded expenses of $41.0 million related to the settlement of *certain class action* litigation and regulatory matters.

(c) Primarily includes interest income on international cash balances and a loan made to one of our agents, interest expense on debt incurred in connection with the spin-off, derivative gains and losses, the net foreign exchange effect on notes receivable from First Data and related foreign currency swaps with First Data, and net interest income due from First Data. Prior to September 29, 2006, we did not have any forward contracts that qualified as hedges, and therefore, the gains and losses on those contracts were reflected in income prior to that date. On September 29, 2006, we re-established our foreign currency forward positions to qualify for cash flow hedge accounting. As a result, after September 29, 2006, we anticipate the amounts reflected in the caption "Derivative (losses)/gains, net" will be minimal. The notes receivable from First Data affiliates and related foreign currency swap agreements were settled in cash in connection with the spin-off. Accordingly, we will no longer have any amounts related to the revaluation of notes receivable from First Data and the related foreign currency swap arrangements recognized on the statement of income in the caption "Foreign exchange effect on notes receivable from First Data, net." During years ended December 31, 2006, 2005, 2004, 2003 and 2002, the pre-tax derivative (loss)/gain was $(21.2) million, $45.8 million, $(30.2) million, $(37.9) million and $(28.9) million, respectively. During the years ended December 31, 2006, 2005 and 2004, the pre-tax gain/(loss) on foreign exchange translation of notes receivable from First Data and valuation of related foreign currency swap agreements was $10.1 million, $(5.9) million, and $7.5 million, respectively. There were no gains or losses during 2003 or 2002.

(d) For all periods prior to September 29, 2006 (the date of our spin-off from First Data), basic and diluted earnings per share were computed utilizing the basic shares outstanding at September 29, 2006.

(e) Consumer-to-consumer transactions include consumer-to-consumer money transfer services worldwide. Amounts include Vigo Remittance Corp. transactions since the acquisition date of October 21, 2005.

(f) Consumer-to-business transactions include Quick Collect, Western Union Convenience Pay, Speedpay, Equity Accelerator, and Pago Fácil transactions processed by us. Amounts include SEPSA (Pago Fácil) transactions since its acquisition in December 2006, E Commerce Group, Inc. (Speedpay) transactions since its acquisition in June 2002 and Paymap Inc (Equity Accelerator®) transactions since its acquisition in April 2002.

Overview

Western Union is a leader in global money transfer, providing people with fast, reliable and convenient ways to send money around the world, pay bills and purchase money orders. The Western Union® brand is globally recognized. Our services are available through a network of nearly 300,000 agent locations in more than 200 countries and territories. Each location in our agent network is capable of providing one or more of our services. As of December 31, 2006, approximately 75% of our locations had experienced money transfer activity in the prior twelve months. Our consumer-to-consumer money transfer service enables people to send money around the world in minutes. Our consumer-to-business service provides consumers with flexible and convenient options for making one-time or recurring payments.

In 2006, we generated $4.5 billion in total consolidated revenues and $914.0 million in consolidated net income. We handled 147 million consumer-to-consumer money transfers in 2006, an increase of 24% over 2005. Our 249 million consumer-to-business transactions in 2006 represented a 16% increase over 2005.

We believe that brand strength, size and reach of our global network, and convenience and reliability for our consumers have been key to the growth of our business. As we continue to meet the needs of our consumers for fast, reliable and convenient money transfer services, we are also working to enhance our existing services and provide our consumers with access to an expanding portfolio of payment and other financial services.

History and Development

Western Union has roots back to 1851. It first traded on the New York Stock Exchange in 1865. In 1884, Western Union was one of the original 11 companies included on the first Dow Jones average listing. We have a long history of providing innovative services, including creating the universal stock ticker and launching the first United States commercial communications satellite service. We introduced our consumer-to-consumer money transfer service in 1871. We began offering consumer-to-business payment services in 1989 when we introduced Western Union Quick Collect® or "Quick Collect," providing consumers in the United States with the ability to conveniently pay bills in cash through our agent network.

Over the past decade, we have become a leader in the development of a formal global remittance market. Today, we offer money transfer and bill payment services under the Western Union,® Orlandi Valuta,® Vigo℠ and Pago Fácil℠ brands in over 200 countries and territories.

The Western Union Company was incorporated in Delaware as a wholly owned subsidiary of First Data on February 17, 2006 in anticipation of the planned spin-off described below.

The Western Union Business

Our revenue is principally generated by money transfer and payment transactions. We derive our revenue primarily from two sources. Most of our revenue comes from fees that consumers pay when they send money. In certain consumer money transfer transactions involving different send and receive currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer and the rate at which we or our agents are able to acquire currency.

In our consumer-to-consumer segment we provide our third-party agents with our multi-currency, real-time money transfer processing systems used to originate and pay money transfers. Our agents provide the physical infrastructure and staff required to complete the transfers. We generally pay our agents a commission based on a percentage of revenue. The commission is shared between the agent that initiated the transaction, the "send agent," and the agent that paid out the transaction, the "receive agent." For most agents, the costs of providing the physical infrastructure and staff are typically covered by the agent's primary business (e.g., postal services, banking, check cashing, travel and retail businesses), making the economics of being a Western Union agent attractive to our agents. Western Union's global reach and loyal consumer base allow us to attract agents we believe to be of high quality.

In our consumer-to-business segment we offer consumers options to make payments electronically over the telephone or the Internet, and to make cash payments in person at an agent location. We process electronic payments using the consumer's credit card, debit card or bank account. We process cash payments much like we process consumer-to-consumer transactions.

Our Segments

We manage our business around the consumers we serve and the type of services we offer. Each segment addresses a different combination of consumer needs, distribution networks and services.

- **CONSUMER-TO-CONSUMER**—provides money transfer services between consumers, primarily through a global network of third-party agents using our multi-currency, real-time money transfer processing systems.
- **CONSUMER-TO-BUSINESS**—focuses on payments from consumers to billers through our networks of third-party agents and various electronic channels. While we continue to pursue international expansion of our offerings in selected markets, as demonstrated by our December 2006 acquisition of Servicio Electrónico de Pago S.A. and related entities ("SEPSA"), substantially all of the segment's 2006 revenue was generated in the United States.

Our other businesses not included in these segments include Western Union branded money orders available through a network of third-party agents primarily in the United States and Canada, and prepaid services. Prepaid services include a Western Union branded prepaid card sold through our agent network primarily in the United States and the Internet, and top-up services for third parties that allow consumers to pay in advance for mobile phone and other services.

Consumer-to-Consumer Segment

Individual money transfers from one consumer to another are the core of our business, representing 84% of our total consolidated revenues for 2006. We offer consumers a variety of ways to send money. Although most remittances are sent in cash at one of our nearly 300,000 agent locations worldwide, in some countries we also offer the ability to send money over the Internet or the telephone, using a credit or debit card. Some agent locations also accept debit cards to initiate a transaction. We also offer consumers several options to receive a money transfer. While the vast majority of transfers are paid in cash at agent locations, in some places we offer payments directly to the receiver's bank account or a stored-value card.

Operations

Our revenue is derived primarily from transaction fees charged to consumers to transfer money. In certain consumer money transfer transactions involving different send and receive currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer and the rate at which we or our agents are able to acquire currency.

In a typical money transfer transaction, a consumer goes to one of our agent locations, completes a form specifying, among other things, the name and address of the recipient, and delivers it, along with the principal amount of the money transfer and the fee, to the agent. This sending agent enters the transaction information into our data processing system and the funds are made available for payment, usually within minutes. The recipient enters any agent location in the designated receiving area or country, presents identification and is paid the transferred amount. Recipients do not pay a fee (although in limited circumstances, a tax may be imposed on the payment of the remittance). We determine the fee paid by the sender, which generally is based on the principal amount of the transaction and the locations from and to which the funds are to be transferred.

We maintain three separate multi-currency, real-time money transfer processing systems through which a consumer can transfer money from a location within that system. Money transfer services are available under the Western Union, Orlandi Valuta and Vigo brands, at least one of which is available in each location in the agent network.

Approximately 85% of our consumer-to-consumer transactions involve at least one non-United States location. No individual country outside the United States and Mexico accounted for more than 10% of the segment's revenue for the years ended December 31, 2006, 2005, and 2004. Mexico, shown separately in the table below, accounted for the largest single source of foreign country revenue in the segment. Certain of our agents facilitate a large number of transactions; however, no individual agent accounted for greater than 10% of the segment's revenue during these periods. The table below presents the geographic components of consumer-to-consumer revenue for Western Union, Orlandi Valuta and Vigo as a percentage of the total segment revenue.

Years Ended December 31,	*2006*	*2005*	*2004*
International[a]	**74%**	72%	71%
Domestic[b]	**16%**	19%	21%
Mexico[c]	**10%**	9%	8%

(a) Represents transactions between and within foreign countries (excluding Canada and Mexico), transactions originated in the United States or Canada destined for foreign countries and foreign country transactions destined for the United States or Canada. Excludes all transactions between or within the United States and Canada and all transactions to and from Mexico as reflected in (b) and (c) below.

(b) Represents all transactions between and within the United States and Canada

(c) Represents all transactions to and from Mexico

Seasonality

Consumer-to-consumer segment revenue typically increases sequentially from the first quarter to the fourth quarter each year and declines from the fourth quarter to the first quarter of the following year. This seasonal fluctuation is related to the holiday season in various countries during the fourth quarter.

Services

We offer money transfer services worldwide. In 2006, over 90% of our consumer-to-consumer transactions were traditional cash money transfers involving our walk-in agent locations around the world. In order to enhance the convenience of our services, we offer a number of options for sending and receiving funds; however, historically, demand for in-person, cash money transfers has been the strongest. The different ways consumers can send or receive money include the following:

WALK-IN MONEY TRANSFER SERVICE. The majority of Western Union, Orlandi Valuta and Vigo remittances constitute transactions in which cash is collected by the agent and payment (usually cash) is available for pick-up at another agent location in the designated receive country, usually within minutes.

Western Union continues to develop new services that enhance consumer convenience and choice and are customized to meet the needs of consumers in the regions where these services are offered. In the United States, consumers can use a debit card to send transactions from many agent locations. In some United States outbound corridors and in select international corridors, Western Union provides Direct to Bank service, enabling a consumer to send a transaction from an agent location directly to a bank account in another country. In certain countries, Western Union offers payout options through a debit or stored-value card, or through a money order. In a number of countries in Latin America and the Caribbean, Western Union agents offer a bank deposit service, in which the paying agent provides the receiver the option to direct funds to a bank account or to a stored-value card. Vigo also offers Direct to Bank and home delivery service in certain receive countries.

Our "Next Day Delivery" option is a money transfer that is available for payment 24 hours after it is sent. This option is available in certain markets for domestic service within the United States, and in select United States outbound and international corridors, including Mexico. The Next Day Delivery service gives our consumers a lower-priced option for money transfers that do not need to be received within minutes. The service still offers the convenience, reliability and ease-of-use that the Western Union brand represents.

Our "Money Transfer by Phone" service is available in select Western Union agent locations in the United States. In a Money Transfer by Phone transaction, the consumer is able to use a telephone in the agent location to speak to a Western Union representative in one of several languages. Typically the sender provides the information necessary to complete the transaction to the Western Union operator on the phone and is given a transaction number, which the sender takes to the agent's in-store representative to send the funds.

ONLINE MONEY TRANSFER SERVICE. Our Internet website, westernunion.com, allows consumers to send funds on-line, using a credit or debit card, for pay-out at Western Union-branded agent locations around the world. Transaction capability at westernunion.com was launched in the United States in 2000 and in Canada in 2002. Since 2004, Western Union has expanded the service to additional countries outside the United States.

TELEPHONE MONEY TRANSFER SERVICE. Our Telephone Money Transfer service allows Western Union consumers to send funds by telephone without visiting an agent location. Consumers call a toll-free number in the United States or the United Kingdom and use a debit card or credit card to initiate a transaction. The money transfer is then available for pay-out at an agent location.

Distribution and Marketing Channels

We offer our consumer-to-consumer service through our global network of third-party agents and the other initiation and payment methods discussed above. Western Union provides central operating functions such as transaction processing, marketing support and customer relationship management to our agents.

Some of our Western Union agents outside the United States manage subagents. Although these subagents are under contract with our primary agents (and not with Western Union directly), the subagent locations have access to the same technology and services that our agent locations do.

Our international agents are able to customize services as appropriate for their geographic markets. In some markets individual agents are independently offering specific services such as stored-value payout options and direct to bank service. Our marketing relies on feedback from our agents and consumers, and our agents also market our services.

In February 2005, Western Union International Bank began operations. We chartered the bank in order to adapt to the challenges presented by the growing trend among the member states of the European Union to regulate the money transfer business. Western Union International Bank holds a full credit institution license, allowing it to offer a range of financial services throughout the 27 member states of the European Union and the three additional states of the European Economic Area. Today, the bank offers retail service in over 20 locations in three countries and online money transfer services in seven countries.

Industry Trends

We participate in a large and growing market for money transfer. Growth in the money transfer business tends to correlate to immigration and related employment rates worldwide. Therefore, an indicator for future growth is the size of the international migrant population, which to a certain extent follows economic opportunity worldwide. In 2006, the United Nations reported that there were 191 million people living outside their country of origin in 2005. We anticipate that demand for money transfer services will continue to grow as individuals continue to migrate to countries outside of their country of origin. According to a 2005 United Nations report, during 2005 to 2050, the net number of international migrants moving to more developed regions of the world is projected to increase by 98 million or an average of 2.2 million annually.

Aite Group, LLC or "Aite," an independent research and advisory firm, estimated in a January 2005 report that the total value of remittances sent by workers to developed and emerging regions would be $269 billion in 2006 and that this amount would grow to $289 billion in 2007. These figures were estimated primarily by using balance of payments data reported by the International Monetary Fund, the Inter-American Development Bank, central banks and money transmitters. They do not capture all of the money transfers sent through informal channels and do not measure the size of the intra-country market. The World Bank estimates that unrecorded remittances are at least half as large as recorded remittances.

In 2006, consumers transferred $53 billion in consumer-to-consumer transactions through our company in both cross-border and intra-country transactions. Funds transferred through our agent network have increased at a compound annual growth rate of 26% from 2004 to 2006.

Another significant trend impacting the money transfer industry is the increase in regulation in recent years. Regulation in the United States and elsewhere focuses, in part, on anti-money laundering and anti-terrorist financing compliance efforts. Regulations require money transfer providers, banks and other financial institutions, to develop systems to monitor and report appropriately on certain transactions.

Competition

We face robust competition in the highly-fragmented consumer-to-consumer money transfer industry. We compete with a variety of money transfer service providers, including:

- **GLOBAL MONEY TRANSFER PROVIDERS** – Global money transfer providers allow consumers to send money to a wide variety of locations, in both their home countries and abroad.
- **REGIONAL MONEY TRANSFER PROVIDERS** – Regional money transfer companies, or "niche" players, provide the same services as global money transfer providers, but focus on a small group of corridors or services within one region, such as North America to the Caribbean, Central or South America, or western Europe to north Africa.
- **BANKS** – Banks of all sizes compete with us in a number of ways, including bank wire services and card-based services. We believe that banks often use wire transfer services and other money transfer methods to attract immigrant consumers to their banks so they can sell them other services and products.
- **INFORMAL NETWORKS** – Informal networks enable people to transfer funds without formal mechanisms, such as receipts, and, often, without compliance with government reporting requirements.
- **ALTERNATIVE CHANNELS** – Alternative channels, including mail and commercial courier services, online money transfer services that allow consumers to send money over the Internet and card-based options, such as ATM cards and stored-value cards, allow consumers to send or receive money.

The most significant competitive factors in consumer-to-consumer remittances relate to brand recognition, distribution network, consumer experience and price.

For additional details regarding our consumer-to-consumer segment, including financial information regarding our international and United States operations, see Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and the notes to those statements included elsewhere in this Annual Report.

Consumer-to-Business Segment

We provide a portfolio of electronic and cash payment options that provide consumers with fast and convenient ways to make one-time or recurring payments. These services facilitate payments to a variety of organizations that receive consumer payments including utilities, auto finance companies, mortgage servicers, financial service providers and governmental agencies which we sometimes refer to as "billers." Revenues from this segment represented 14% of our revenue in 2006.

Operations

Our revenue in this segment is derived primarily from transaction fees paid by the consumer or the biller. These fees are typically less than the fees charged in our consumer-to-consumer segment. In order to make an electronic payment, the consumer or biller initiates a transaction over the telephone or the Internet which we process using the consumer's credit card, debit card or bank account (processed through the ACH). In order to make a cash payment, the consumer goes to an agent location and makes the payment to the agent. While we continue to pursue international expansion of our offerings in select markets, such as the December 2006 acquisition of SEPSA, substantially all of the segment's 2006 revenue was generated in the United States. No individual biller accounted for greater than 10% of this segment's revenue during all periods presented.

Services

Our consumer-to-business services strive to give consumers choices as to the payment channel and method of payment, and include the following:

ELECTRONIC PAYMENTS. Consumers and billers use our Speedpay service in the United States and the United Kingdom to make consumer payments to a variety of billers using credit cards, debit cards and ACH. Payments are initiated over the telephone or the Internet.

Our Equity Accelerator® service is provided in the mortgage service industry, enabling consumers to make mortgage payments by ACH. It is marketed as a convenient way for homeowners to schedule additional recurring principal payments on their mortgages. Consumers enroll in the service, customize their payment schedule and make payments through one or more bank accounts.

CASH PAYMENTS. Consumers use our Quick Collect service to send guaranteed funds to businesses and government agencies from over 50,000 Western Union agent locations across the United States and Canada, using cash and, in select locations, a debit card. Consumers use our Convenience Pay service to send payments by cash or check from a smaller number of Convenience Pay agent locations primarily to utilities and telecommunication providers. We also offer Quick Cash, a cash disbursement service used by businesses and government agencies to send money to employees or individuals with whom they have accounts or other business relationships. In addition, our recent acquisition, SEPSA, provides a walk-in bill payment service in Argentina and operates under the well-known Pago Fácil brand.

Distribution and Marketing Channels

Our electronic payment services are available primarily through the telephone and the Internet, while our cash-based services are available through our agent networks. Billers market our services to consumers in a number of ways, and we market our services directly to consumers using a variety of means, including advertising materials and promotional activities at our agent locations. Consumers can also participate in the Western Union Gold Card program when making cash payments to billers.

Industry Trends

The consumer-to-business payment industry has evolved with technological innovations that created new methods of processing payments from individuals to businesses. We believe that the United States is in the midst of a trend away from paper checks toward electronic payment methods accessible through multiple technologies. We believe that the market will reward those companies that are able to provide consumers with fast and reliable ways to make payments by the method and through the means of their choice. Historically, the majority of bills in the United States were paid through checks in the mail. In 1989, Western Union began offering an agent-based cash bill payment solution which provided consumers with a convenient, walk-in, cash-based way to pay their bills. Further innovation in the industry led to the creation of electronic options for consumer payments including telephone and online services. In a February 2005 report, Aite estimated that more than 18 billion bill payments would be made in 2005 in the United States alone.

The consumer-to-business payment industry outside the United States is at varying stages of development. In some countries, walk-in cash payments at a biller's office or through a third party network are widely used, while in other countries electronic payment options are finding ready acceptance by consumers and businesses alike.

Competition

We face robust competition in the highly-fragmented consumer-to-business payment industry. Competition in electronic payments includes financial institutions (which may offer bill-payment services in their own name or may "host" payment services operated under the names of their clients), billers offering their own or third-party services to their own customers, and third-party providers of all sizes offering services directly to consumers. In many cases, competitors specialize in a small number of industries. Competitors for cash payments include a biller's own walk-in locations, or those provided by others, some only on a regional basis, as well as mail and courier services. There is also competition between electronic and cash-based payments methods.

The most significant competitive factors in this segment relate to brand recognition, convenience, variety of payment methods and price.

For additional details regarding our consumer-to-business segment, see Management's Discussion and Analysis of Financial Condition and Results of Operations and our historical financial statements and the notes to those statements included elsewhere in this Annual Report.

Other

Our remaining business units are grouped in the "Other" category, which includes money orders and prepaid services.

We sell Western Union branded money orders, issued by Integrated Payment Systems, Inc. or "IPS" (IPS is a subsidiary of First Data), to consumers at non-bank retail locations primarily in the United States and Canada. Money order revenue is generated through a combination of commissions collected from IPS and per item fees collected from agents. In a money order transaction, a consumer purchases a money order from an agent. The agent selling the money order generally remits the funds collected from the consumer to IPS promptly following the sale date. Agents generally receive no commissions from us on money order sales, but rather earn revenue by charging a fee to the consumer for the purchase of the money order. We do not believe the recent announcement of First Data of its plan to exit its official check and money order business will have a significant impact on us, as First Data has indicated it will honor its contract with us through the initial contract term of 2011. We believe this provides us with adequate time to replace the services currently provided by First Data.

Western Union also offers prepaid services consisting of:

- a Western Union branded prepaid card (issued by a third party); and
- third-party top-up services.

The Western Union branded prepaid card is sold through our agent network primarily in the United States and the Internet. Our "top-up" services allow consumers to pre-pay for mobile phone or other services, and otherwise store value with service providers that can be accessed by the consumer in the future.

You should read the following discussion in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. This Annual Report contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in other sections of this Annual Report. See "Forward-Looking Statements."

Overview

We are a leading provider of money transfer services, operating in two business segments:

- Consumer-to-consumer money transfer services, provided primarily through a global network of third-party agents using our multi-currency, real-time money transfer processing systems. This service is available for both international cross-border transactions—that is, the transfer of funds from one country to another—and intra-country transfers—that is, money transfers from one location to another in the same country.
- Consumer-to-business payment services, which allow consumers to send funds to businesses and other organizations that receive consumer payments, including utilities, auto finance companies, mortgage servicers, financial service providers and government entities (all sometimes referred to as "billers") through our network of third-party agents and various electronic channels.

Businesses not considered part of the segments described above are categorized as "Other" and generated approximately 2% of our total consolidated revenue for the year ended December 31, 2006.

The consumer-to-consumer money transfer service is available through an extensive network of agent locations that offer Western Union services around the world. Some of our agent locations only pay out and do not send money. In addition to our agent locations, we are expanding the ability of consumers to send money through other channels, such as our Internet site, westernunion.com, and the telephone. Consumer-to-consumer money transfer service is available through the Western Union,® Orlandi Valuta® and Vigo℠ brands, and includes locations offering any of our three brands.

The consumer-to-business service allows consumers to transfer money to a biller. This service is available at many of our Western Union agent locations and in some instances through the Internet or by telephone primarily in the United States. In December 2006, we acquired the remaining 75% interest in Servicio Electrónico de Pago S.A., and related entities ("SEPSA"), a walk in bill payment company based in Argentina with more than 3,300 locations. Prior to the acquisition, we held a 25% interest in SEPSA.

Factors that we believe are important to our long-term success include international growth by expanding and diversifying our consumer-to-consumer global distribution network, building our brands, enhancing the consumer experience, expanding the channels by which consumers can send or receive money and diversifying our consumer-to-consumer service offerings, expanding into new biller and other business and government relationships, and expanding the international presence of our consumer-to-business offerings. Significant factors affecting our financial position and results of operations include:

- Transaction volume is the primary generator of revenue in our businesses. Transaction volume in our consumer-to-consumer segment is affected by, among other things, the size of the international migrant population and individual needs to transfer funds in emergency situations. We anticipate the demand for money transfer services will be strong as individuals continue to migrate to countries outside of their countries of origin. A reduction in the size of the migrant population, interruptions in migration patterns or reduced employment opportunities including those resulting from any changes in immigration laws, economic development patterns or political events, could adversely affect our transaction volume. For example, during 2006, the United States to Mexico and United States domestic businesses, and to a lesser extent United States outbound businesses, were adversely impacted by the immigration debate and related activities in the United States. This controversy around the subject of immigration and the changes in the approach of various government entities to the regulation of businesses that employ or sell to immigrants has created fear and distrust among some consumers in the United States. As a result, the frequency of money transfer transactions involving these consumers has decreased and some competitors have lowered prices and foreign exchange spreads in certain markets. These and other issues adversely affected our Mexico and United States domestic businesses, and to a lesser extent our U.S. outbound business in 2006, and we expect them to continue to impact our businesses in the future. Certain actions taken by the State of Arizona with respect to money transfer service providers have added to the uncertainty of some of our consumers. For more discussion on this matter, refer to the consumer-to-consumer segment discussion below.

- Revenue is also impacted by prices charged to the consumer, the amount of money sent, and by changes in the exchange rate between foreign currencies, particularly the euro, and the United States dollar. We have made periodic pricing decreases in response to competition and to implement our brand investment strategy, which includes better meeting consumer needs, maximizing market opportunities and strengthening our overall competitive positioning. Pricing decreases generally reduce margins, but are done in anticipation that they will result in increased transaction volumes. Such pricing decreases have averaged approximately 3% of our annual revenues over the last three years, a trend that is expected to continue.

- We continue to face robust competition in both our consumer-to-consumer and consumer-to-business segments from a variety of money transfer and consumer payment providers. We believe the most significant competitive factors in the consumer-to-consumer segment relate to brand recognition, distribution network, consumer experience and price and in the consumer-to-business segment relate to brand recognition, convenience, variety of payment methods and price.

- Regulation of the money transfer industry is increasing. The number and complexity of regulations around the world and the pace at which regulation is changing are factors that pose significant challenges to our business. We continue to implement policies and programs and adapt our business practices and strategies to help us comply with current legal requirements, as well as with new and changing legal requirements affecting particular services, or the conduct of our business in general. Our activities include dedicated compliance personnel, training and monitoring programs, government relations and regulatory outreach efforts and support and guidance to the agent network on compliance programs. These efforts increase our costs of doing business.

- Our consumer-to-business segment continues to experience a shift in demand in the United States from cash-based walk-in payment services to lower margin, higher volume growth electronic payment services.

Significant Financial and Other Highlights

Our spin-off from First Data was completed on September 29, 2006. As such, profit and cash flow comparisons with prior year are and will continue to be meaningfully impacted by the fact that, up until September 29, 2006, we were a segment of First Data, while now we are a stand alone company. In particular, interest expense and corporate overhead costs will be higher in the future than they were in the past. Significant financial and other highlights for the year ended December 31, 2006 include:

- We generated $4,470.2 million in total consolidated revenues and $1,311.4 million in consolidated operating income, resulting in year-over-year growth of 12% and 3% in total consolidated revenues and operating income, respectively.

- Consolidated net income during 2006 was $914.0 million, representing a decrease of 1% from 2005. Basic and diluted earnings per share during 2006 were $1.20 and $1.19, respectively, compared to basic and diluted earnings per share of $1.21 in 2005.

- We completed 147 million consumer-to-consumer transactions worldwide, an increase of 24% over 2005. Excluding transactions attributable to Vigo Remittance Corporation, or "Vigo," which was acquired in October 2005, consumer-to-consumer transactions increased 17% in 2006 compared to 2005.

- We completed 249 million consumer-to-business transactions, an increase of 16% over 2005. Excluding transactions attributable to SEPSA, consumer-to-business transactions increased 11% in 2006 compared to 2005.

- Consolidated cash flow provided by operating activities was $1,108.9 million, representing an increase of 11% from 2005 consolidated cash flows provided by operating activities of $1,002.8 million.

The Separation of Western Union from First Data

The spin-off by First Data of its money transfer and consumer payments business to our company became effective on September 29, 2006 through a distribution of 100% of the common stock of The Western Union Company to the holders of record of First Data's common stock (the "Distribution"). The Distribution was pursuant to the separation and distribution agreement by which First Data contributed to The Western Union Company the subsidiaries that operated its money transfer and consumer payments businesses and its interest in a Western Union money transfer agent, as well as related assets, including real estate. First Data received a private letter ruling from the Internal Revenue Service and an opinion from tax counsel to the effect that the spin-off was tax free to the stockholders, First Data and Western Union. First Data distributed all of the shares of Western Union common stock as a dividend on First Data common stock as of the record date for the Distribution.

In connection with the spin-off, we transferred to First Data approximately $3.5 billion in the form of a combination of cash and our debt securities, which included a dividend paid to First Data in the form of a promissory note from our subsidiary, First Financial Management Corporation, or "FFMC," in an aggregate principal amount of $2.4 billion, which we subsequently settled through borrowings under a bridge loan facility as part of the Distribution, the issuance of $1.0 billion in Western Union notes, and a cash payment to First Data of $100.0 million, which was financed through borrowings under the $1.5 billion revolving credit facility that we entered into in connection with the spin-off. The bridge loan was paid off in November 2006 through the issuance of a combination of fixed and floating rate notes with maturities ranging between two and 30 years and commercial paper. The remaining approximately $602 million reflected as a dividend to First Data in our consolidated statements of stockholders' (deficiency)/net investment in The Western Union Company was comprised of cash, consideration for an ownership interest held by a First Data subsidiary in one of our agents which had already been reflected as part of our company, settlement of net intercompany receivables (exclusive of certain intercompany notes as described in the following paragraph), and transfers of certain liabilities, net of assets.

We also settled certain intercompany notes receivable and payable with First Data along with related interest and currency swap agreements associated with these notes as part of the spin-off. The net settlement of the principal and related swaps resulted in a net cash inflow to our cash flows from financing activities of $724.0 million. The net settlement of interest on these notes receivable and payable of $40.7 million was reflected in cash flows from operating activities in our consolidated statement of cash flows.

A significant portion of the expenses to effect the separation were incurred by First Data, such as investment banker fees, outside legal and accounting fees relating to the spin-off, office move costs, costs to separate information systems and consulting costs. Western Union incurred separation costs that have a future benefit to our company, including stock compensation expense related to the Distribution, reorganization expenses, and other items such as recruiting and relocation expenses associated with hiring key senior management positions new to our company, and the consulting costs incurred to develop ongoing processes.

Adoption of SFAS No. 123R

We adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," ("SFAS No. 123R"), following the modified prospective method effective January 1, 2006. SFAS No. 123R requires all stock-based payments to employees to be recognized in the income statement based on their respective grant date fair values over the corresponding service periods and also requires an estimation of forfeitures when calculating compensation expense. Stock-based compensation expense, including stock compensation expense allocated by First Data prior to the spin-off on September 29, 2006 and the impact of adopting SFAS No. 123R, was $30.1 million for the year ended December 31, 2006.

In December 2005, First Data accelerated vesting of all outstanding unvested stock options granted to its officers and employees under its 2002 Long-Term Incentive Plan. The decision to accelerate the vesting of these stock options was made primarily to reduce stock-based compensation expense that otherwise likely would have been recorded in future periods following First Data's adoption of SFAS No. 123R. We recognized compensation expense of $1.8 million during the fourth quarter of 2005 related to accelerated vesting.

Refer to "Note 16—Stock Compensation Plans" in our historical consolidated financial statements for a more detailed discussion of First Data's and our stock-based compensation plans and the adoption of SFAS No. 123R.

Basis of Presentation

The financial statements in this Annual Report for periods ending on or after the Distribution are presented on a consolidated basis and include the accounts of the Company and our majority-owned subsidiaries. The financial statements for the periods presented prior to the Distribution are presented on a combined basis and represent those entities that were ultimately transferred to the Company as part of the spin-off. All significant intercompany accounts and transactions between our company's segments have been eliminated. The historical statements of income include expense allocations for certain corporate functions historically provided to Western Union by First Data, including treasury, tax, accounting and reporting, mergers and acquisitions, risk management, legal, internal audit, procurement, human resources, investor relations and information technology. If possible, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to Western Union by First Data were allocated to Western Union based on the relative percentages, as compared to First Data's other businesses, of headcount or other appropriate methods depending on the nature of each item of cost to be allocated. Pursuant to a transition services agreement we entered into with First Data prior to the spin-off, First Data is providing Western Union with certain of these services at prices agreed upon by First Data and Western Union for a period of up to one year from the date of the spin-off. Western Union has arranged to procure other services pursuant to arrangements with third parties. The costs historically allocated to us by First Data for the services it has provided us may have been lower than the costs we will incur to obtain these services following the spin-off. In addition to the transition services agreement, we have entered into a number of commercial agreements with First Data in connection with the spin-off, many of which have terms longer than a year.

We expect that certain expenses related to being a stand-alone company will be higher in the future than the historical amounts reflected in the consolidated statements of income. The financial information presented in this Annual Report prior to the spin-off date of September 29, 2006 does not reflect what our consolidated financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented and is not necessarily indicative of our future consolidated financial position, results of operations or cash flows.

Components of Revenue and Expenses

The following briefly describes the components of revenue and expenses as presented in the consolidated statements of income. Descriptions of our revenue recognition policies are included in Note 2—"Summary of Significant Accounting Policies" in our consolidated financial statements.

TRANSACTION FEES—Transaction fees are charged to consumers for sending money transfers and consumer-to-business payments. Consumer-to-consumer transaction fees generally vary according to the principal amount of the money transfer and the locations from and to which the funds are sent. Transaction fees represented 83% of Western Union's total consolidated revenues for the year ended December 31, 2006, and are most reflective of our performance.

FOREIGN EXCHANGE REVENUE—In certain consumer money transfer transactions involving different send and receive currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer and the rate at which we or our agents are able to acquire currency. Foreign exchange revenue growth has historically been driven principally by growth in international cross-currency transactions rather than changes to the foreign exchange spread. Foreign exchange revenue represented approximately 15% of Western Union's total consolidated revenues for the year ended December 31, 2006.

COMMISSION AND OTHER REVENUES—Commission and other revenues represented approximately 2% of our total consolidated revenue for the year ended December 31, 2006. Commission and other revenues consist of commissions we receive in connection with the sale of money orders, enrollment fees received when consumers enroll in our Equity Accelerator® program (a recurring mortgage payment service program), revenue recorded for reimbursable costs incurred to operate payment services programs and investment income primarily derived from interest generated on money transfer and payment services settlement assets as well as realized net gains and losses from such assets.

COST OF SERVICES—Cost of services includes the costs directly associated with providing services to consumers, including commissions paid to agents and billers, personnel expenses, software maintenance costs, equipment, telecommunications costs, bank fees, infrastructure costs to provide the resources and materials necessary to offer money transfer and other payment services (including reimbursable costs), depreciation and amortization expense, and other operating expenses.

SELLING, GENERAL AND ADMINISTRATIVE—Selling, general and administrative, or "SG&A," primarily consists of salaries, wages and related expenses paid to sales and administrative personnel, as well as advertising and promotional costs and other selling and administrative expenses. Prior to September 29, 2006, the date of the spin-off, SG&A also includes allocations of general corporate overhead costs from First Data.

INTEREST INCOME—Interest income consists of interest earned on cash balances not required to satisfy settlement obligations and in connection with a loan made to one of our agents.

INTEREST EXPENSE—Interest expense represents interest incurred in connection with outstanding borrowings payable to third parties.

DERIVATIVE (LOSSES)/GAINS, NET—Derivative gains and losses include realized and unrealized gains and losses associated with certain foreign currency forward contracts that did not qualify as hedges under derivative accounting rules prior to September 29, 2006, and the portion of the change in fair value that is considered ineffective or is excluded from the measure of effectiveness related to contracts designated as accounting hedges entered into on or after September 29, 2006. Derivative gains and losses do not include fluctuations in foreign currency forward contracts intended to mitigate exposures on settlement activities of our money transfer business, which along with the gains and losses on the revaluation of the related settlement assets and obligations, are reflected in operating expenses.

FOREIGN EXCHANGE EFFECT ON NOTES RECEIVABLE FROM FIRST DATA, NET—Certain of the notes receivable from First Data in our consolidated balance sheets were repayable in euros, and certain of those euro denominated notes also had foreign currency swap agreements associated with them. These notes receivable were translated based on current exchange rates between the euro and the United States dollar, and changes in fair value of the related foreign currency swap agreements were recorded based on current market valuations. The effect of translation adjustments and recording the foreign currency swaps to market is reflected in our consolidated statements of income as foreign exchange effect on notes receivable from First Data. All notes receivable and payable with First Data were settled in connection with the spin-off on September 29, 2006.

INTEREST INCOME FROM FIRST DATA, NET—Interest income from First Data, net consists of interest income earned on notes receivable from First Data, net of interest expense incurred on notes payable to First Data. All notes receivable and payable were settled in connection with the spin-off on September 29, 2006.

OTHER INCOME, NET—Other income, net is comprised primarily of equity earnings from equity investments and other income and expenses.

Results of Operations

The following discussion of our results of operations refers to the year ended December 31, 2006 compared to the same period in 2005 and the year ended December 31, 2005 compared to the same period in 2004. The results of operations should be read in conjunction with the discussion of our segment results of operations, which provide more detailed discussions concerning certain components of the consolidated statements of income. All significant intercompany accounts and transactions between our company's segments have been eliminated.

The following table sets forth our consolidated results of operations for the years ended December 31, 2006, 2005 and 2004.

(in millions, except per share amounts)	*Years Ended December 31,* 2006	2005	2004	*% Change* 2006 vs. 2005	2005 vs. 2004
REVENUES:					
Transaction fees	**$3,696.6**	$3,354.8	$3,006.1	10%	12%
Foreign exchange revenue	**653.9**	531.0	449.6	23%	18%
Commission and other revenues	**119.7**	102.1	91.9	17%	11%
Total revenues	**4,470.2**	3,987.9	3,547.6	12%	12%
EXPENSES:					
Cost of services	**2,430.5**	2,118.9	1,859.4	15%	14%
Selling, general and administrative	**728.3**	599.8	576.1	21%	4%
Total expenses	**3,158.8**	2,718.7	2,435.5	16%	12%
Operating income	**1,311.4**	1,269.2	1,112.1	3%	14%
OTHER INCOME/(EXPENSE):					
Interest income	**40.1**	7.6	1.8	*	*
Interest expense	**(53.4)**	(1.7)	(1.7)	*	*
Derivative (losses)/gains, net	**(21.2)**	45.8	(30.2)	*	*
Foreign exchange effect on notes receivable from First Data, net	**10.1**	(5.9)	7.5	*	*
Interest income from First Data, net	**35.7**	24.3	9.1	*	*
Other income, net	**12.4**	4.8	—	*	*
Total other income/(expense), net	**23.7**	74.9	(13.5)	*	*
Income before income taxes	**1,335.1**	1,344.1	1,098.6	(1)%	22%
Provision for income taxes	**421.1**	416.7	347.0	1%	20%
Net income	**$ 914.0**	$ 927.4	$ 751.6	(1)%	23%
Basic earnings per share	**$ 1.20**	$ 1.21	$ 0.98	(1)%	23%
Diluted earnings per share	**$ 1.19**	$ 1.21	$ 0.98	(2)%	23%

* Calculation not meaningful

Revenues overview

The following provides highlights of revenue growth while a more detailed discussion is included in "—Segment Discussion":

Transaction Fees and Foreign Exchange Revenue

The majority of transaction fees and foreign exchange revenue are contributed from our consumer-to-consumer segment, which is discussed in greater detail in "—Segment Discussion." Transaction fees and foreign exchange revenue grew 12%, 12% and 13% during the years ended December 31, 2006, 2005 and 2004 compared to the previous year, respectively. Increased money transfers at existing agent locations and, to a lesser extent, new agent locations contributed to increased transaction volume and fee revenue for each of those years. Our acquisition of Vigo in October 2005 contributed $140.5 million in total revenue during the year ended December 31, 2006 compared to $24.2 million during the year ended December 31, 2005.

Fluctuations in the exchange ratio between the euro and the United States dollar have resulted in the following benefit or reduction to consumer-to-consumer revenue over the previous year (which represents over 80% of our consolidated transaction fee and foreign exchange revenue), net of foreign currency hedges, that would not have occurred had there been a constant exchange ratio (in millions):

Year Ended December 31,	*Benefit/(Reduction)*
2006	$11.5
2005	$(1.4)
2004	$73.4

On a euro adjusted basis and excluding Vigo, transaction fee and foreign exchange revenue increased 9%, 12% and 11% in 2006, 2005 and 2004 compared to the respective previous year.

During 2006, Western Union's business was adversely impacted by the immigration debate and related activities in the United States. This controversy around the subject of immigration and the changes in the approach of various government entities to the regulation of businesses that employ or sell to immigrants has created fear and distrust among some consumers who send money from the United States to other countries, and among some consumers who send money within the United States. As a result, the frequency of money transfer transactions involving these consumers has decreased and some competitors have lowered prices and foreign exchange spreads in certain markets. These and other issues adversely affected our Mexico and United States domestic businesses, and to a lesser extent our U.S. outbound businesses in 2006, and we expect these issues to continue to impact our businesses in the future. Certain actions taken by the State of Arizona with respect to Western Union have added to the uncertainty of some of our consumers. For more discussion on this matter, refer to the consumer-to-consumer segment discussion below.

Foreign exchange revenue increased for the years ended December 31, 2006, 2005 and 2004 over each respective previous period due to an increase in cross-currency transactions primarily as a result of strong growth in international consumer-to-consumer transactions and the acquisition of Vigo. During the year ended December 31, 2006, the increase in foreign exchange revenue was partially offset by reduced foreign exchange spreads in selected markets.

Commission and Other Revenues

During the years ended December 31, 2006, 2005 and 2004, commission and other revenues increased over the previous corresponding period primarily as a result of increased money order commissions due to higher investment income on money orders pending settlement, and higher enrollment fee income due to more customers participating in the Equity Accelerator program. In addition, 2006 commission and other revenue benefited from higher investment income on higher money transfer and payment services settlement asset balances.

Operating Expenses Overview

The following provides highlights of our operating expenses:

Cost of Services

Cost of services as a percentage of revenue was 54%, 53% and 52% for the years ended December 31, 2006, 2005 and 2004, respectively.

The majority of the increase in cost of services in the year ended December 31, 2006 compared to 2005 was attributable to an increase in agent commissions corresponding to the increase in revenue, and the shift in our business mix reflecting stronger growth from our international business, which carries higher cost of services due to higher commission expense compared to our domestic and Mexico businesses which carry lower cost of services. Another factor impacting cost of services as a percent of revenue is the October 2005 acquisition of Vigo, which has higher cost of services compared to Western Union branded money transfers. Higher stock compensation costs in connection with the adoption of SFAS No. 123R, and higher employee incentive compensation expense have also contributed to the increase in cost of services as a percent of revenue.

The majority of the increase in cost of services for the year ended December 31, 2005 compared to 2004 was attributable to an increase in agent commissions corresponding to the increase in revenue. In addition, an $8.7 million impairment charge was recorded in 2005 due to a change in strategic direction related to Eposs Limited, or "Eposs," a United Kingdom-based seller of cellular prepaid services. We sold our majority interest in Eposs on April 28, 2006. We also recognized an $8.2 million charge in the fourth quarter of 2005 related to an additional accrual of domestic and international escheatment liabilities as further discussed in Note 5—"Commitments and Contingencies" to our consolidated financial statements.

The year ended December 31, 2005 included lower employee incentive compensation expense compared to 2004 primarily as a result of certain internal performance targets for First Data not being achieved in 2005 whereas all targeted discretionary incentive compensation was paid in 2004.

Selling, General and Administrative

Selling, general and administrative expenses increased for the year ended December 31, 2006 due primarily to higher costs incurred in 2006 related to Vigo, increased costs associated with being a stand-alone public company discussed below, higher stock compensation expense from the adoption of SFAS No. 123R, and higher employee incentive compensation expenses in 2006 compared to 2005.

In line with our strategic objective of building the Western Union brand, marketing related expenditures included in operating expenses increased during the year ended December 31, 2006 over the comparable period in 2005 and were approximately 7% of consolidated revenue, a trend that has occurred over the last three years and we expect will continue in the future. Marketing expense includes advertising, events, loyalty programs and employees dedicated to marketing activities.

Incremental independent public company expenses of $25 million in 2006 relate to staffing additions and related costs to replace First Data support, corporate governance, information technology, corporate branding and global affairs, benefits and payroll administration, procurement, workforce reorganization, stock compensation, and other expenses related to being a stand-alone public company as well as recruiting and relocation expenses associated with hiring key management positions new to our company, other employee compensation expenses and temporary labor used to develop ongoing processes. These expenses are those in excess of amounts allocated to us by First Data prior to September 29, 2006 or beyond amounts we presume First Data would have allocated subsequently thereto. We expect most of these expenses will continue to be incurred in future periods.

SG&A expenses increased for the years ended December 31, 2005 and 2004 due to an increase in marketing related expenses over that in the prior years in line with increases in our revenues. The year ended December 31, 2005 also included lower employee incentive compensation expense compared to 2004 primarily as a result of certain internal performance targets for First Data not being achieved in 2005 whereas all targeted discretionary incentive compensation was paid in 2004.

Interest Income

Interest income increased during the year ended December 31, 2006 compared to 2005 due to higher international cash balances resulting from the net cash received in connection with the settlement of intercompany notes with First Data (net of certain other payments made to First Data) on the spin-off date, and from cash generated through our international operations. Also contributing to higher interest income in 2006 was interest income recorded in connection with a loan for $140.0 million made to one of our agents in the first quarter of 2006. Interest income during the year ended December 31, 2005 also benefited from higher international cash balances generated through our international operations compared to 2004.

Interest Expense

Interest expense increased to $53.4 million for the year ended December 31, 2006 compared to $1.7 million during 2005, due to interest expense on our outstanding borrowings that arose in connection with the spin-off on September 29, 2006. Interest expense will increase significantly in 2007 since the related borrowings will be outstanding during the full year of 2007 compared to three months during 2006.

Derivative (Losses)/Gains, Net

Our foreign currency forward contracts that did not qualify as hedges under applicable derivative accounting rules were held primarily in the euro and British pound and have a maturity of one year or less. Prior to September 29, 2006, we did not have any forward contracts that qualified as hedges, and therefore the gains and losses on these contracts were reflected in income prior to that date. Gains and losses resulting from changes in the valuation of these forward contracts were recognized based on variations between foreign currency market exchange rates and the forward contract rates, primarily the euro, which resulted in foreign currency losses in 2006 of $21.2 million, gains of $45.8 million in 2005, and losses of $30.2 million in 2004.

On September 29, 2006, we re-established our foreign currency forward positions to qualify for cash flow hedge accounting. As a result, on a go-forward basis, we anticipate the amounts reflected in this income statement caption will be minimal, and will relate primarily to the portion of the change in fair value that is considered ineffective or is excluded from the measure of effectiveness related to contracts designated as accounting hedges. For example, in the fourth quarter of 2006, after we re-established our foreign currency forward positions to qualify for hedge accounting, our foreign exchange gain recognized was $0.6 million compared to a gain of $7.2 million during the fourth quarter of 2005 when our foreign currency forward contracts did not qualify for hedge accounting treatment.

Foreign Exchange Effect on Notes Receivable from First Data, Net

The revaluation to fair market value of notes receivable from First Data and the related foreign currency swap arrangements that were denominated in euros benefited income before income taxes in the year ended December 31, 2006 by $10.1 million compared to a reduction to income before income taxes in the corresponding period in 2005 by $5.9 million. For the year ended 2005 compared to 2004, these mark-to-market valuations resulted in decreased income before income taxes of $13.4 million. Such fluctuations typically correspond to changes in the value of the euro.

All notes receivable from First Data, net of notes payable to First Data, and related foreign currency swap agreements were settled in cash in connection with the spin-off on September 29, 2006. Accordingly, no such amounts will be recognized in the future.

Interest Income from First Data, net

Interest income from First Data, net consists of interest income earned on notes receivable from First Data, partially offset by interest incurred on notes payable to First Data. Interest income from First Data increased for all periods presented through the spin-off from First Data on September 29, 2006 due to increased average net borrowings by First Data from Western Union affiliates. As part of the spin-off, all remaining notes payable and notes receivable to or from First Data were settled in cash. As a result, no interest income from First Data will be recognized in the future, however, we will earn interest income on our cash balances as described above.

Other Income, Net

The increase in Other income, net during the years ended December 31, 2006 and 2005 compared to the previous corresponding years was driven by higher equity earnings from equity method investments.

Income Taxes

Our effective tax rates on pretax income were 32%, 31% and 32% for the years ended December 31, 2006, 2005 and 2004, respectively. The effective tax rate over the three periods remained relatively constant, with 2005 benefiting slightly from certain state tax adjustments. We estimate our 2007 tax rate will be approximately 32% based on current facts and circumstances.

We have established contingency reserves for material, known tax exposures, including potential tax audit adjustments with respect to our international operations, which were restructured in 2003. Our reserves reflect what we believe to be reasonable assumptions as to the likely resolution of the issues involved if subject to judicial review. While we believe that our reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed our related reserve. Any difference from our position as recorded in our consolidated financial statements and the final resolution of a tax issue will be reflected in our company's income tax expense in the period during which the issue is resolved. Such resolution could also affect our effective tax rate in future periods.

To address certain tax aspects of the 2003 restructuring of our international operations, discussions were initiated with the Internal Revenue Service ("IRS") pursuant to its Advance Pricing Agreement ("APA") program. However, we were notified by the IRS in October 2006 that we will not be able to conclude an arrangement acceptable to us through the APA Program. Thus, the tax aspects of the 2003 restructuring will be addressed as part of ongoing federal income tax audits.

We have benefited from the 2003 restructuring by having our income from certain foreign-to-foreign money transfer transactions taxed at relatively low foreign tax rates rather than the U.S. and state combined statutory tax rate. The amount of taxes attributable to such rate differential cumulatively totaled $210.8 million through December 31, 2006.

Earnings Per Share

During the years ended December 31, 2006, 2005 and 2004, basic earnings per share were $1.20, $1.21 and $0.98, respectively, and diluted earnings per share were $1.19, $1.21 and $0.98, respectively. All issued and outstanding shares of Western Union common stock, consisting of 100 shares, were held by First Data prior to September 29, 2006. Accordingly, for all periods presented prior to the spin-off which occurred on September 29, 2006, basic and diluted earnings per share were computed using our basic shares outstanding as of the spin-off date. Unvested shares of restricted stock are excluded from basic shares outstanding. Diluted earnings per share subsequent to September 29, 2006 reflects the potential dilution that could occur if outstanding stock options on the presented dates are exercised and shares of restricted stock have vested. Dilutive shares included in the annual earnings per share calculation going forward will increase as such potentially dilutive shares will be outstanding during the entire periods presented. The repurchase of 0.9 million shares during the year ended December 31, 2006 had an anti-dilutive effect on earnings per share. Of the 73.8 million outstanding options to purchase common shares of our company, over 60% of those options are held by employees of First Data.

Diluted earnings per share decreased during the year ended December 31, 2006 compared to the previous year due to decreased net income and the increase in diluted shares outstanding, which was driven by the factors described in the preceding paragraph and because prior to the September 29, 2006 spin-off date, there were no potentially dilutive instruments outstanding. Dilutive earnings per share increased in 2005 compared to 2004 due to higher net income.

Segment Discussion

We manage our business around the consumers we serve and the types of services we offer. Each of our two segments addresses a different combination of consumer groups, distribution networks and services offered. Our segments are:

- **CONSUMER-TO-CONSUMER**—provides money transfer services between consumers, primarily through a global network of third-party agents using our multi-currency, real-time money transfer processing systems. This service is available for both international cross-border transfers—that is, the transfer of funds from one country to another—and intra-country transfers—that is, money transfers from one location to another in the same country.
- **CONSUMER-TO-BUSINESS**—focuses on payments from consumers to billers through our networks of third-party agents and various electronic channels. While we continue to pursue international expansion of our offerings in select markets, as demonstrated by our December 2006 acquisition of SEPSA, substantially all of the segment's 2006 revenue was generated in the United States.

Businesses not considered part of the segments described above are categorized as "Other." Also included in "Other" are recruiting and relocation expenses associated with hiring senior management positions new to our company and consulting costs used to develop ongoing processes in connection with completing the spin-off.

The business segment measurements provided to, and evaluated by, our chief operating decision maker are computed in accordance with the following principles:

- The accounting policies of the reporting segments are the same as those described in the summary of significant accounting policies.
- Segment revenue includes intersegment revenue.
- Corporate and other overhead is allocated to the segments primarily based on a percentage of the segments' revenue.
- Exclude all items not included in operating income.

The following table sets forth the different components of segment revenues as a percentage of the consolidated totals for the years ended December 31, 2006, 2005 and 2004.

Years Ended December 31,	2006	2005	2004
Consumer-to-consumer	**84%**	82%	81%
Consumer-to-business	**14%**	15%	16%
Other	**2%**	3%	3%
Total	**100%**	100%	100%

Consumer-to-Consumer Segment

The following table sets forth our consumer-to-consumer segment results of operations for the years ended December 31, 2006, 2005 and 2004.

	Years Ended December 31,			% Change	
(in millions)	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
REVENUES:					
Transaction fees	**$3,059.0**	$2,724.0	$2,390.9	12%	14%
Foreign exchange revenue	**652.4**	529.6	448.3	23%	18%
Other revenues	**33.5**	25.6	22.5	31%	14%
Total revenues	**$3,744.9**	$3,279.2	$2,861.7	14%	15%
Operating income	**$1,069.7**	$1,047.9	$ 886.5	2%	18%
Operating margin	**29%**	32%	31%		
KEY INDICATORS:					
Consumer-to-consumer transactions	**147.1**	118.5	96.7	24%	23%

During the year ended December 31, 2006 international, domestic and Mexico revenue represented approximately 74%, 16% and 10% of our consumer-to-consumer revenue, respectively (or approximately 62%, 14% and 8% of total consolidated revenue, respectively). The table below sets forth performance indicators for the consumer-to-consumer segment for the years ended December 31, 2006, 2005 and 2004.

	Years Ended December 31,				
	2006	**2006 (excluding Vigo)**	2005	2005 (excluding Vigo)	2004
Consumer-to-consumer transaction growth:					
International [(a)]	**29%**	**24%**	27%	26%	24%
Domestic [(b)]	**(1)%**	**(2)%**	5%	5%	8%
Mexico [(c)]	**35%**	**6%**	28%	21%	16%
Consumer-to-consumer revenue growth:					
International [(a)]	**17%**	**15%**	16%	15%	21%
Domestic [(b)]	**(3)%**	**(3)%**	4%	4%	8%
Mexico [(c)]	**29%**	**7%**	33%	27%	6%

(a) Represents transactions between and within foreign countries (excluding Canada and Mexico), transactions originated in the United States or Canada *paid in foreign* countries and foreign country transactions paid in the United States or Canada. Excludes all transactions between or within the United States and Canada and all transactions to and from Mexico as reflected in (b) and (c) below.

(b) Represents all transactions between and within the United States and Canada.

(c) Represents all transactions to and from Mexico.

Transaction Fees and Foreign Exchange Revenue

Consumer-to-consumer money transfer revenue growth for the year ended December 31, 2006 over the same period in 2005 was driven by international revenue growth and the acquisition of Vigo, which was completed in October 2005. Vigo contributed $140.5 million and $24.2 million in total revenue for the years ended December 31, 2006 and 2005, respectively. The anniversary date of the acquisition of Vigo occurred in October 2006, which will have an impact on reported revenue growth rates in the future. Excluding Vigo, growth in international consumer-to-consumer revenue partially offset the slowing of Mexico and domestic revenue growth in the year ended December 31, 2006 compared to the same period in 2005.

During 2006, the United States to Mexico and United States domestic businesses, and to a lesser extent United States outbound businesses, were adversely impacted by the immigration debate and related activities in the United States. This controversy around the subject of immigration and the changes in the approach of various government entities to the regulation of businesses that employ or sell to immigrants has created fear and distrust among some consumers in the United States. As a result, the frequency of money transfer transactions involving these consumers has decreased and some competitors have lowered prices and foreign exchange spreads in certain markets. In 2006, Western Union was also a party in two sets of legal disputes pending in Arizona. The first set concerns the authority of the Arizona Attorney General to request bulk data regarding money transfers sent from states other than Arizona to Sonora, Mexico. The data disputes are still pending. The other dispute concerns the Attorney General's authority to seize money transfers sent from states other than Arizona to Sonora, Mexico. In early January 2007, an Arizona state court ruled on the latter proceeding, finding that the State of Arizona did not have the authority to seize money transfers sent from states other than Arizona to Sonora, Mexico. In February 2007, the Arizona Attorney General filed an appeal to this ruling. We continue to take measures to address the data disputes and we believe that any impact of these proceedings will not be material to our consumer-to-consumer business. These and other issues adversely affected our Mexico and United States domestic businesses, and to a lesser extent our U.S. outbound business in 2006, and we expect them to continue to impact our businesses in the future.

In response to some of the challenges surrounding the immigration debate and in line with our strategic objective of building the Western Union brand, we have continued to invest in targeted pricing actions taking into account local market and competitive factors. Pricing decreases generally reduce margins, but are done in anticipation that they will result in increased transaction volumes. Such pricing decreases have averaged approximately 3% of our annual revenues over the last three years, a trend that is expected to continue.

International revenue growth in the year ended December 31, 2006 compared to the same period in 2005 resulted from growth in money transfer transactions and the acquisition of Vigo. International money transfer transaction growth in the year ended December 31, 2006 compared to the prior year period was driven most significantly by growth in the United States and European outbound businesses. The key inbound markets of India and China continued to grow, with transactions in India more than doubling and China transaction growth rates exceeding 35% for the year ended December 31, 2006. The international transaction growth rate excluding Vigo for the year ended December 31, 2006 of 24% was directionally consistent with the 26% growth rate for the comparable period in 2005. Although international intra-country transaction growth remained strong in 2006, the overall international transaction growth rate during 2006 was impacted by high transaction growth rates experienced in the intra-country business in the second half of 2005, particularly in the Philippines.

Fluctuations in the exchange ratio between the euro and the United States dollar have resulted in the following benefit or reduction to consumer-to-consumer revenue over the previous year, net of foreign currency hedges, that would not have occurred had there been a constant exchange ratio (in millions):

Year Ended December 31,	*Benefit/(Reduction)*
2006	$11.5
2005	$(1.4)
2004	$73.4

On a euro-adjusted basis, international revenue grew 16% for the year ended December 31, 2006, compared to 16% in the comparable period in 2005, with Vigo contributing 2% to the growth rates for the year ended December 31, 2006.

The difference between international transaction growth and revenue growth was relatively consistent during the year ended December 31, 2006 compared to the corresponding period in 2005. The slight increase in the difference between international transaction growth and revenue growth for the year ended December 31, 2006 was driven by Vigo transactions, which have lower revenue per transaction compared to the Western Union branded business. The impact from Vigo transactions was partially offset by the stronger euro compared to 2005, which benefited revenue growth, but not transaction growth.

Growth in Mexico money transfer transactions for the year ended December 31, 2006 compared to the same period in 2005 was driven by the acquisition of Vigo and growth in Western Union branded transactions, partially offset by a decline in Orlandi Valuta branded transactions. Revenues from Western Union branded U.S. to Mexico transactions increased 6% for the year ended December 31, 2006, compared to 26% for the same period in 2005. The decline in revenue growth rates was primarily due to the uncertainty created by the immigration debate in the United States as described above.

Domestic transaction growth rates in the year ended December 31, 2006 over the same period in 2005 declined compared to increases observed for the year 2005 due in part to the uncertainty created by the immigration debate described above, and broader market softness experienced within the United States domestic business in 2006.

Foreign exchange revenue increased for the year ended December 31, 2006 due to the acquisition of Vigo and an increase in the higher growth international business resulting in increased cross-currency transactions.

Contributing to the increase in total consumer-to-consumer money transfer revenue and transaction growth in all periods presented was the growth in transactions at existing agent locations, the number of agent locations and marketing campaigns promoting Western Union services. The majority of transaction growth is derived from more mature agent locations as new agent locations typically contribute only marginally to revenue growth in the first few years of their operation. Increased productivity, measured by transactions per location, often is experienced as locations mature. We believe that new agent locations will help drive growth by increasing the number of locations available to send and receive money. We generally refer to locations with more than 50% of transactions being initiated versus paid out as "send locations" and to the balance of locations as "receive locations." Send locations are the engine that drives consumer-to-consumer revenue. They contribute more transactions per location than receive locations. However, a wide network of receive locations is necessary to build each corridor and help ensure global distribution. The number of send and receive transactions at an agent location can vary significantly due to such factors as customer demographics around the location, immigration patterns, the location's class of trade, hours of operation, length of time the location has been offering Western Union services, regulatory limitations and competition. Each of the nearly 300,000 agent locations in our agent network is capable of providing one or more of our services; however, not every location completes a transaction in a given period. For example, as of December 31, 2006, more than 85% of the combined locations in the United States, Canada and Western Europe experienced money transfer activity in the last 12 months. In the developing regions of Asia and other areas where there are predominantly receive locations, more than 65% of locations experienced money transfer activity in the last 12 months. We periodically review locations to determine whether they remain enabled to perform money transfer transactions.

Consumer-to-consumer revenue growth in 2005 was driven by growth in consumer-to-consumer transactions and the acquisition of Vigo in October 2005. International transaction growth benefited from growth in the United States and European outbound businesses and strong growth in China, India and the Philippines, including the Philippines intra-country business. Consumer-to-consumer revenue growth was also impacted by exchange rates. For the year ended December 31, 2005, the exchange rates between the euro and the United States dollar resulted in a year-over-year negative impact to revenue of $1.4 million compared to a benefit of $73.4 million in 2004, assuming a constant exchange ratio (i.e., as if there were no change in exchange rates from the same period in the previous year) between the euro and the United States dollar. Changes in exchange rates primarily impact international revenue. On a euro-adjusted basis, international revenue growth was 16% and 17% for the years ended December 31, 2005 and 2004, respectively. Growth in Mexico transactions for the year ended December 31, 2005 was driven by growth in Western Union branded transactions. The lower transaction and revenue growth rates in domestic money transfer for the year ended December 31, 2005 compared to 2004 are not attributable to any specific event.

The difference between international transaction growth and revenue growth increased in 2005 compared to 2004 primarily as a result of the negative currency conversion impact of the euro compared to the benefit in the prior year as noted above, which negatively impacted revenue growth compared to the prior year. Intra-country business is incremental to both transactions and revenue but benefited transaction growth more than revenue growth. Consumer-to-consumer pricing decreases, as a percentage of our total revenue, were consistent from 2004 to 2005.

Foreign exchange revenue increased in 2005 compared to 2004 due to an increase in the higher growth international business resulting in increased cross-currency transactions. In addition, growth in 2005 was impacted by the acquisition of Vigo.

Operating Income

The consumer-to-consumer segment's operating income increased for the year ended December 31, 2006 compared to the same period in 2005 as a result of the items noted in "Transaction fees and foreign exchange revenue" above. Operating income during the year ended December 31, 2006 was impacted by a variety of other factors including a shift in our business mix reflecting stronger growth from our international business, which carries lower profit margins than our U.S. to Mexico and domestic businesses, higher stock compensation expense incurred in connection with the adoption of SFAS No. 123R, and a slight operating loss at Vigo. In addition, we incurred incremental costs as a stand alone public company including salaries, benefits, equipment, supplies and other costs incurred in connection with operating departments that were not part of our company prior to the spin-off, and are incremental to both costs allocated by First Data prior to the spin-off and presumed overhead allocations from First Data had we remained part of First Data through the end of 2006. Increased costs of being a stand alone company also include stock compensation expenses incurred in connection with stock awards granted on the spin-off date. Employee incentive compensation expenses in 2006 were higher than in 2005. The cost increases in 2006 described above were partially offset by lower escheatment accruals resulting from charges incurred in 2005 that did not recur in 2006.

In line with our strategic objective of building the Western Union brand, marketing related expenditures increased during the year ended December 31, 2006 over the comparable period in 2005. We expect to increase marketing expenditures in 2007 and beyond.

Consumer-to-consumer operating income increased for the year ended December 31, 2005 versus 2004 due to the increase in revenue, and employee incentive compensation in 2005 compared to 2004, partially offset by higher overhead allocations from First Data. Marketing expenses increased in 2005 and 2004, but remained relatively consistent as a percentage of total revenue.

Consumer-to-Business Segment

The following table sets forth our consumer-to-business segment results of operations for the years ended December 31, 2006, 2005, and 2004.

	Years Ended December 31,			*% Change*	
(in millions)	**2006**	2005	2004	2006 vs. 2005	2005 vs. 2004
REVENUES:					
Transaction fees	**$593.7**	$565.0	$545.4	5%	4%
Other revenues	**42.5**	35.2	30.9	21%	14%
Total revenues	**$636.2**	$600.2	$576.3	6%	4%
Operating income	**$223.3**	$220.4	$219.5	1%	—%
Operating margin	**35%**	37%	38%		
KEY INDICATORS:					
Consumer-to-business transactions	**249.4**	215.1	192.6	16%	12%

Transaction Fees

Transaction and revenue growth in the year ended December 31, 2006 compared to the same period in 2005 resulted from strong transaction growth in electronic bill payments driven primarily by our Speedpay® and Equity Accelerator services. The growth rates in 2006 compared to 2005 also benefited from cash bill payments experiencing a slight revenue growth for the year ended December 31, 2006 versus a decline in 2005. In addition, our Western Union Convenience Pay® or "Convenience Pay" business benefited from the addition of a large new biller client in the third quarter of 2005 which had a positive impact to transaction and revenue growth rates for the year ended December 31, 2006 compared to the same period in 2005. Reported transaction growth rates and, to a lesser extent, reported revenue growth rates in the fourth quarter of 2006 were negatively impacted as a result of the anniversary date for the signing of this large biller client occurring in the third quarter of 2005.

In December 2006, we acquired the remaining 75% interest in SEPSA. Prior to the acquisition, we held a 25% interest in SEPSA. This acquisition contributed $3.6 million in revenue to our consumer-to-business segment in the fourth quarter 2006. In 2006, revenue and transaction growth compared to 2005, excluding SEPSA was 5% and 11%, respectively. We expect that SEPSA will continue to benefit revenue and transaction growth rates throughout most of 2007.

Transaction fee growth for the year ended December 31, 2005 compared to the year ended December 31, 2004 was driven by growth in our electronic payment services as well as the new Convenience Pay biller relationship discussed above.

Operating income

For the year ended December 31, 2006, operating income increased at a slower rate than revenue growth over the same period in 2005. The shift in the United States to electronic-based products, which have lower operating margins compared to cash-based products that have higher operating margins, negatively impacted operating income. Also negatively impacting operating income were increased costs associated with being a stand alone company, stock compensation expenses incurred in connection with the adoption of SFAS No. 123R, and higher employee incentive compensation expenses in 2006 than in 2005.

The slight increase in operating income from 2004 to 2005 was due to transaction growth, offset by increased corporate overhead allocations from First Data. Recent trends in consumer-to-business operating margins are impacted by the shift in the United States from cash-based services to electronic payment services.

Other

The following table sets forth other results for the years ended December 31, 2006, 2005, and 2004.

	Years Ended December 31,			*% Change*	
(in millions)	*2006*	*2005*	*2004*	*2006 vs. 2005*	*2005 vs. 2004*
Revenues	**$90.0**	$113.7	$115.6	(21)%	(2)%
Operating income	**$18.4**	$ 0.9	$ 6.1	*	*

* Calculation not meaningful

Revenues

Our money order and prepaid services businesses accounted for 94%, 70%, and 64% of "Other" revenue in 2006, 2005, and 2004, respectively. These two businesses are the only businesses classified in "Other" with expected future recurring revenue. We previously operated internet auction payments, messaging and international prepaid cellular top-up businesses, which were shut down or disposed of in 2005 and early 2006. The decrease in the year ended December 31, 2006 is due to declines in revenue from such shut down and disposed of businesses while revenues from our money order and prepaid services businesses remained consistent. We do not believe the recent announcement of First Data of its plan to exit its official check and money order business will have a significant impact on us, as First Data has indicated it will honor its contract with us through the initial contract term of 2011. We believe this provides us with adequate time to replace the services currently provided by First Data.

Operating Income

For the year ended December 31, 2006, the increase in operating income was driven by the money order business and the elimination of operating losses of the businesses shut down or disposed of primarily in 2006, partially offset by recruiting and relocation expenses associated with hiring senior management positions new to our company and consulting costs used to develop ongoing processes, all in connection with the spin-off from First Data. Aggregate operating income/(losses) related to the shut down or disposed of businesses for the years ended December 31, 2006, 2005 and 2004 were $0.1 million, $(16.2) million and $(8.2) million, respectively.

The decrease in operating income during the year ended December 31, 2005 from the year ended December 31, 2004 was due primarily to a goodwill impairment charge recognized in 2005 of $8.7 million due to a change in strategic direction relating to our majority interest in EPOSS, our international prepaid top-up business.

Further financial information relating to each of our segments' external revenue, operating profit measures and total assets is set forth in Note 17 to our Consolidated Financial Statements.

Capital Resources and Liquidity

Historically, our source of liquidity was cash generated from our operating activities. Cash flows provided from operating activities during 2006 was $1,108.9 million. We expect 2007 cash flows generated from operations to be lower than in 2006 due to significantly higher interest payments and incremental public company expenses as well as other anticipated working capital fluctuations, including the expected payment of fourth quarter accrued United States federal income taxes in the first quarter of 2007. Dividends paid to public stockholders going forward are likely to be significantly less than those previously paid to First Data. Taking into account the above factors, estimated additional annual costs associated with being a stand alone company, projected debt service in 2007, projected capital expenditures and projected stock repurchases, we believe our cash flows will provide us with an adequate source of liquidity to meet the needs of our business.

Cash and Cash Equivalents

Highly liquid investments (other than those included in Settlement assets) with original maturities of three months or less (that are readily convertible to cash) are considered to be cash equivalents and are stated at cost, which approximates fair market value. At December 31, 2006 and 2005, we held $1,421.7 million and $510.2 million in cash and cash equivalents, respectively.

At December 31, 2006 and 2005, $942.1 million and $186.8 million, respectively, of our cash and cash equivalents were held by foreign subsidiaries. The increase in cash and cash equivalents held outside the United States is due to the settlement of notes receivable and payable from and to First Data (net of certain other payments made to First Data) in connection with the spin-off. We currently plan to invest these funds through these foreign subsidiaries, as repatriating most of these funds to the United States would result in the incurrence of significant tax obligations.

As an integral part of our business, we receive funds from money transfers and certain other payment processing services sold in advance of settlement with payment recipients. These funds (referred to as "Settlement assets" on our consolidated balance sheets) are not used to support our operations. However, we do have the opportunity to earn income from investing these funds. We maintain a portion of these settlement assets in highly liquid investments (classified as "Cash and cash equivalents" within "Settlement assets") to fund settlement obligations.

Financing

Commercial Paper Program

On November 3, 2006, we established a commercial paper program pursuant to which we may issue unsecured commercial paper notes in an amount not to exceed $1.5 billion outstanding at any time prior to the commercial paper program expiration in 2011. Our commercial paper borrowings may have maturities of up to 397 days from date of issuance. Interest rates for borrowings are based on market rates at the time of issuance. Our commercial paper borrowings at December 31, 2006 were $324.6 million, and had a weighted average interest rate of approximately 5.4%. At December 31, 2006, $1,175.4 million remained available to borrow under the commercial paper program.

Revolving Credit Facility

On September 27, 2006, we entered into a five-year unsecured revolving credit facility, which includes a $1.5 billion revolving credit facility, a $250.0 million letter of credit sub-facility and a $150.0 million swing line sub-facility (the "Revolving Credit Facility"). The Revolving Credit Facility contains certain covenants that limit or restrict the ability of our company and its significant subsidiaries to incur debt, collateralize, sell, assign, transfer or otherwise dispose of specified assets, or enter into specified sale and leaseback transactions. We are also required to maintain compliance with a consolidated interest coverage ratio covenant. In connection with the spin-off, we borrowed $100 million under the Revolving Credit Facility. This amount was repaid in the fourth quarter. As a result, there were no borrowings or accrued interest under the Revolving Credit Facility as of December 31, 2006.

Interest due under the Revolving Credit Facility is fixed for the term of each borrowing and is payable according to the terms of that borrowing. Generally, interest is calculated using LIBOR plus an interest rate margin (19 basis points as of December 31, 2006). A facility fee is also payable quarterly on the total facility, regardless of usage (6 basis points as of December 31, 2006). The facility fee percentage is determined based on our credit rating assigned by Standard & Poor's Ratings Services ("S&P") and/or Moody's Investor Services, Inc. ("Moody's"). In addition, to the extent the aggregate outstanding borrowings under the Revolving Credit Facility exceed 50% of the related aggregate commitments, a utilization fee based upon such ratings is payable to the lenders on the aggregate outstanding borrowings (5 basis points as of December 31, 2006).

Notes

On September 29, 2006, we issued to First Data $1.0 billion aggregate principal amount of unsecured notes maturing on October 1, 2016 (the "2016 Notes") in partial consideration for the contribution by First Data to us of its money transfer and consumer payments businesses in connection with the spin-off. The 2016 Notes were issued in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended. Immediately after the spin-off, First Data exchanged the 2016 Notes with two financial institutions for indebtedness of First Data that the financial institutions held at that time. The financial institutions then sold the 2016 Notes in transactions exempt from the registration requirements of the Securities Act of 1933. We did not receive any of the proceeds from the subsequent sale of the 2016 Notes.

Interest on the 2016 Notes is payable semiannually on April 1 and October 1 each year based on a fixed per annum interest rate of 5.930%. The indenture governing the 2016 Notes contains covenants that limit or restrict the ability of our company and other significant subsidiaries to incur debt (in the case of significant subsidiaries), collateralize, sell, assign, transfer or otherwise dispose of specified assets, or enter into sale and leaseback transactions. We may redeem the 2016 Notes at any time prior to maturity at the applicable treasury rate plus 20 basis points.

On November 17, 2006, we issued $2 billion aggregate principal amount of unsecured fixed and floating rate notes, comprised of $500 million aggregate principal amount of our Floating Rate Notes due 2008 (the "Floating Rate Notes"), $1 billion aggregate principal amount notes due 2011 (the "2011 Notes") and $500 million aggregate principal amount of notes due 2036 (the "2036 Notes"). The Floating Rate Notes, 2011 Notes, and 2036 Notes were issued in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended.

We used the net proceeds of the offering of the 2011 Notes, the 2036 Notes, and the Floating Rate Notes, together with the proceeds of approximately $400 million of commercial paper we issued, to repay the entire $2.4 billion in principal amount outstanding under a bridge loan facility entered into by our subsidiary FFMC, described below. This repayment resulted in the release and termination of certain guarantees entered into by FFMC in connection with the spin-off relating to our 2016 Notes and the Revolving Credit Facility.

Interest with respect to the 2011 Notes and 2036 Notes is payable semiannually on May 17 and November 17 each year based on fixed per annum interest rates of 5.400% and 6.200%, respectively. Interest with respect to the Floating Rate Notes is payable quarterly in arrears on February 17, May 17, August 17, and November 17 each year at a per annum rate equal to the three month LIBOR plus 15 basis points, reset quarterly (5.52% at December 31, 2006). The indenture governing the 2011 Notes, 2036 Notes and Floating Rate Notes contains covenants that limit or restrict our ability and the ability of our significant subsidiaries to incur debt (in the case of significant subsidiaries), collateralize, sell, assign, transfer or otherwise dispose of specified assets, or enter into sale and leaseback transactions. We may redeem the 2011 Notes and the 2036 Notes at any time prior to maturity at the applicable treasury rate plus 15 basis points and 25 basis points, respectively. We may redeem the Floating Rate Notes at any time on or after May 17, 2007, at a redemption price equal to 100% of the principal amount of the Floating Rate Notes to be redeemed plus accrued interest on the date of redemption.

In connection with the issuance of the 2011 Notes, the 2016 Notes, the 2036 Notes, and the Floating Rate Notes, we filed a registration statement on Form S-4 with the SEC on December 22, 2006, which provided the holders of the notes an offer to exchange their previously issued notes for identical notes which have been registered. The exchange offer closed on February 6, 2007.

Bridge Loan

On September 27, 2006, FFMC entered into an unsecured bridge financing facility in an aggregate principal amount of $2.4 billion (the "Bridge Loan") with a syndicate of lenders. On September 29, 2006, FFMC borrowed under the Bridge Loan an aggregate principal amount equal to $2.4 billion in connection with the spin-off. The Bridge Loan was repaid on November 17, 2006 with proceeds from the issuance of the 2011 Notes, 2036 Notes, and Floating Rate Notes, together with the proceeds of approximately $400 million of commercial paper we issued, as described above.

The following discussion highlights our cash flow activities during the years ended December 31, 2006, 2005, and 2004.

Cash Flows from Operating Activities

	Years Ended December 31,		
(in millions)	*2006*	*2005*	*2004*
Net income	**$ 914.0**	$ 927.4	$751.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**34.8**	32.0	34.0
Amortization	**68.7**	47.5	45.2
Deferred income tax provision	**12.9**	24.9	47.6
Realized (gain)/loss on derivative instruments	**(4.1)**	0.5	23.2
Other non-cash items, net	**47.6**	25.8	13.9
Increase/(decrease) in cash, excluding the effects of acquisitions and dispositions, resulting from changes in:			
Other assets	**(60.7)**	(8.8)	(13.8)
Accounts payable and accrued liabilities	**123.2**	(17.9)	(6.3)
Other liabilities	**(27.5)**	(28.6)	34.8
Net cash provided by operating activities	**$1,108.9**	$1,002.8	$930.2

Cash from operating activities increased during the year ended December 31, 2006 compared to the year ended December 31, 2005 driven by consumer-to-consumer transaction growth, despite a slight decrease in net income. Net income in the current year was negatively impacted by higher charges to the income statement that did not impact cash flows relating to stock compensation in connection with the adoption of SFAS No. 123R in 2006, higher amortization expense related to higher intangible asset balances in connection with the acquisition of Vigo, and also higher amortization expense as a result of certain large strategic agent contracts being executed earlier in the year for which initial payments were made. The increase in cash flow provided by operating activities also benefited from the delay in the payment of accrued income taxes of approximately $70 million related to the fourth quarter of 2006 which will be paid in the first quarter of 2007 due to the Company's spin-off from First Data, while income taxes relating to all four quarters in 2005 were paid to First Data during 2005.

Cash provided by operations has historically been driven by net income, and increased in 2005 compared to 2004, primarily due to consumer-to-consumer transaction growth as previously discussed. Changes in components of working capital are subject to fluctuations based on the timing of cash transactions related to settlements of certain liabilities.

Other non-cash items include stock compensation expense, bad debt reserves and other non-cash items.

Cash Flows from Investing Activities

Source (use) (in millions)	Years ended December 31, 2006	2005	2004
Capitalization of contract costs	**$(124.1)**	$ (22.5)	$ (7.3)
Capitalization of software development costs	**(14.4)**	(7.7)	(15.7)
Purchases of property and equipment	**(63.8)**	(34.8)	(26.5)
Notes receivable issued to agents	**(140.0)**	(8.4)	—
Repayments of notes receivable issued to agents	**20.0**	—	—
Acquisition of businesses, net of cash acquired and contingent purchase consideration paid	**(66.5)**	(349.1)	(28.7)
Cash received/(paid) on maturity of foreign currency forwards	**4.1**	(0.5)	(23.2)
Purchase of equity method investments	**—**	(5.4)	(42.0)
Net cash used in investing activities	**$(384.7)**	$(428.4)	$(143.4)

Capital Expenditures

Total aggregate payments capitalized for purchases of property and equipment, software development and contract costs were $202.3 million, $65.0 million, and $49.5 million in 2006, 2005, and 2004, respectively. Amounts capitalized for contract costs relate to initial payments for new and renewed agent contracts and vary depending on the timing of when new contracts are signed and existing contracts are renewed. In 2006, we purchased an office building and made investments in our information technology infrastructure in connection with being a stand alone company which contributed to the increase in property and equipment for the year ended December 31, 2006. In addition, during 2006, we renewed and entered into certain large strategic agent contracts for which initial payments were made that drove the increase in capitalized contract costs.

The decrease in software development costs during 2005 compared to 2004 relates primarily to the timing of internally developed software projects. We estimate that capital expenditures in 2007 will be between $200 million and $250 million.

Notes Receivable Issued to Agents and Repayments of Notes Receivable Issued to Agents

From time to time, we make advances and loans to agents. In 2006, we signed a six year agreement with one of our existing agents which included a four year loan of $140.0 million to the agent, of which $20.0 million was repaid by the agent during 2006. The terms of the loan agreement require that a percentage of commissions earned by the agent (52% in 2007, 61% in 2008 and 64% in 2009) be withheld by us as repayment of the loan and the agent remains obligated to repay the loan if commissions earned are not sufficient. The loan receivable was recorded in "Other assets" in our consolidated balance sheet as of December 31, 2006. We impute interest on this below-market rate note receivable and have recorded this note net of a discount of $37.8 million as of December 31, 2006.

Acquisition of Businesses, Net of Cash Acquired and Contingent Purchase Consideration Paid

In December 2006, we acquired SEPSA for a total purchase price of $69.5 million, less cash acquired of $3.0 million resulting in a net cash outflow of $66.5 million. During 2005, First Data acquired 100% of Vigo for a total purchase price of $369.2 million, net of cash acquired of $20.1 million resulting in a net cash outflow of $349.1 million. In 2004, contingent consideration payments were made by First Data in connection with the acquisitions of Paymap Inc., or "Paymap," and E Commerce Group, Inc., or "ECG," during the second quarter of 2002. First Data contributed Vigo, Paymap and ECG to us as part of the spin-off.

Cash Received/(Paid) on Maturity of Foreign Currency Forwards

Amounts received or paid on maturity of our foreign currency forward contracts that do not qualify as hedges in accordance with applicable accounting rules have been classified in the consolidated statements of cash flows as investing activities. Prior to September 29, 2006, we did not have any forward contracts that qualified as hedges, and accordingly, all realized gains and losses on these contracts have been reflected in investing activities prior to that date. On September 29, 2006, we re-established our foreign currency forward positions to qualify for cash flow hedge accounting. As a result, on a go-forward basis, we anticipate the amounts reflected in investing activities related to foreign currency forwards will be minimal. "Cash received/(paid) on maturity of foreign currency forwards" does not include amounts realized on forward contracts intended to mitigate exposures on settlement activities of our money transfer business, which along with the realized gains and losses on the related settlement assets and obligations, are reflected in operating activities.

Purchase of Equity Method Investments

In 2004, we purchased 30% interests in two of our international money transfer agents. The aggregate purchase price paid was $42.0 million, net of $5.4 million of holdback reserves to cover claims arising from the acquisitions. The holdback reserves were paid in 2005.

Cash Flows from Financing Activities

Source (use) (in millions)	Years Ended December 31, 2006	2005	2004
Advances from/(to) affiliates of First Data	**$ 160.2**	$(153.2)	$ 250.0
Capital contributed by First Data in connection with acquisitions	**—**	369.2	28.7
Notes payable issued to First Data	**—**	400.1	255.0
Repayments of notes payable to First Data	**(154.5)**	(246.5)	(255.0)
Additions to notes receivable from First Data	**(7.5)**	(504.7)	(270.7)
Proceeds from repayments of notes receivable from First Data	**776.2**	18.4	—
Dividends to First Data	**(2,953.9)**	(417.2)	(659.8)
Proceeds from the issuance of borrowings, net of debt issue costs	**4,386.0**	—	—
Principal payments on borrowings	**(2,400.0)**	—	—
Net proceeds from the issuance of commercial paper	**324.6**	—	—
Proceeds from net borrowings under credit facilities	**3.0**	—	—
Proceeds from exercise of options	**80.8**	—	—
Cash dividends to public stockholders	**(7.7)**	—	—
Purchase of treasury shares	**(19.9)**	—	—
Net cash provided by/(used in) financing activities	**$ 187.3**	$(533.9)	$(651.8)

Advances from/(to) Affiliates of First Data

Prior to the spin-off, excess cash generated from our domestic operations that was not required to meet certain regulatory requirements was paid periodically to First Data and was reflected as a receivable from First Data. In addition, First Data and its subsidiaries provided a number of services on behalf of our businesses, including shared services, which were reimbursed periodically. The net payable to and receivable from First Data was a function of the timing of cash sweeps to First Data net of any services First Data and its affiliates had provided. These balances were settled at the time of the spin-off as part of the dividend to First Data.

Capital Contributed by First Data in Connection with Acquisitions

In 2005, Western Union received a contribution of capital from First Data in connection with the acquisition of Vigo. In 2004, First Data contributed capital in connection with contingent consideration payments made by First Data in connection with the acquisitions of Paymap and ECG, both of which were contributed to Western Union as part of the spin-off.

Notes Payable to and Receivable from First Data

In connection with the spin-off on September 29, 2006, funds previously advanced to First Data to finance certain international acquisitions made by First Data were repaid to us in cash. These notes were funded primarily through cash generated from our international operations and notes payable issued to First Data. As part of the spin-off, substantially all notes payable and notes receivable to or from affiliates of First Data were settled in cash.

In 2005 and 2004, we made advances to First Data in the form of notes of $504.7 million and $270.7 million, respectively, to finance certain international acquisitions made by First Data. These notes were funded primarily through cash generated from our international operations and notes payable issued to First Data with balances of $153.6 million at December 31, 2005.

Dividends to First Data

In connection with the spin-off, FFMC paid a $2.4 billion dividend to First Data in the form of a promissory note that was repaid immediately following the spin-off, and we paid an additional $100.0 million to First Data financed through borrowings under our revolving credit facility as discussed below. The remaining $453.9 million reflected as a cash dividend was comprised of cash, consideration for an ownership interest held by a First Data subsidiary in one of our agents which had already been reflected as part of our company, and settlement of net intercompany receivables (exclusive of certain intercompany notes discussed above).

In 2005 and 2004, we paid dividends to First Data from profit generated through operations. The amount of dividends distributed in each year was impacted by the cash balances available as a result of loans made to affiliates.

Proceeds from the Issuance of Borrowings, Net of Debt Issue Costs / Principal Repayments on Borrowings

During September 2006, FFMC entered into the Bridge Loan for $2.4 billion, which was refinanced on November 17, 2006 through the issuance of the Floating Rate Notes for $500.0 million, the 2011 Notes for $1.0 billion and the 2036 Notes for $500.0 million, along with approximately $400 million worth of commercial paper borrowings, all of which are described in more detail above under "—Financing."

In addition to the above borrowings, as discussed further in "—Significant Non-Cash Transactions" below, we also issued $1.0 billion aggregate principal amount of the 2016 Notes in connection with the spin-off for which we received no cash proceeds.

Net Proceeds from the Issuance of Commercial Paper

During November 2006, we established a commercial paper program pursuant to which we may issue unsecured commercial paper notes in an amount not to exceed $1.5 billion outstanding at any time. An initial borrowing under the commercial paper program of approximately $400 million was made in connection with the refinancing of the Bridge Loan described above, of which we subsequently repaid $75.4 million by the end of 2006.

Proceeds from Net Borrowings Under Credit Facilities

During September 2006, we made an initial borrowing under our Revolving Credit Facility in an aggregate principal amount equal to $100.0 million in connection with the spin-off which was fully repaid prior to December 31, 2006. We also incurred net borrowings of $3.0 million, due January 2, 2007, through a fixed rate promissory note as of December 31, 2006.

Proceeds from Exercise of Options

We received $80.8 million in cash proceeds related to the exercise of 5.4 million stock options subsequent to the spin-off date of September 29, 2006 through December 31, 2006. More than 80% of the 5.4 million shares exercised related to stock options held by First Data employees.

Cash Dividends to Public Stockholders

During the fourth quarter of 2006, our Board of Directors declared a quarterly cash dividend of $0.01 per common share representing $7.7 million which was paid in December 2006.

Purchase of treasury shares

In September 2006, our Board of Directors authorized the purchase of up to $1.0 billion of our common stock on the open market through December 31, 2008. As of December 31, 2006, 0.9 million shares have been repurchased for $19.9 million at an average cost of $22.79 per share.

Significant Non-Cash Transactions

On September 29, 2006, we issued to First Data $1.0 billion aggregate principal amount of the 2016 Notes in partial consideration for the contribution by First Data to us of its money transfer and consumer payments businesses in connection with the spin-off. Immediately after the Distribution, First Data exchanged the 2016 Notes with two financial institutions for indebtedness of First Data that the financial institutions held at that time. The financial institutions received the proceeds from the subsequent sale of the 2016 Notes in a private offering.

On September 29, 2006, we also issued 765.3 million shares of our common stock to First Data in partial consideration for the contribution by First Data to us of its money transfer and consumer payments businesses in connection with the spin-off. First Data then distributed the 765.3 million shares of our common stock to First Data's shareholders.

First Data transferred to us our headquarters in Englewood, Colorado and certain other fixed assets with a net book value of $66.5 million, and we transferred to First Data certain investments with a net book value of $20.9 million. We also reclassified liabilities totaling $193.8 million relating to certain tax and employee-related obligations from "Receivables from First Data, net."

Off-Balance Sheet Arrangements

Other than facility and equipment leasing arrangements, we have no material off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Pension Plans

We have two frozen defined benefit plans that together were underfunded by $52.9 million as of December 31, 2006. In 2006, we did not make a contribution to these plans, and currently do not anticipate contributing to these plans in 2007 since, based on current asset return calculations and minimum funding requirements, no such contribution is required. We do not believe that legislation enacted during 2006 relating to pension plans will have an impact on our funding requirement until at least 2008. During 2008, in connection with the adoption of SFAS No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, An Amendment of SFAS No. 87, 88, 106 and 132(R)" ("SFAS No. 158"), the measurement dates for our pension plans will be changed to December 31 from a present measurement date of September 30.

Contractual Obligations

The following table summarizes our contractual obligations to third parties as of December 31, 2006 and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions).

	Payments Due by Period				
	Total	*Less than 1 Year*	*1–3 Years*	*4–5 Years*	*After 5 Years*
Borrowings, including interest[(a)]	$5,155.3	$508.2	$812.2	$1,282.0	$2,552.9
Operating leases	79.3	20.5	26.0	13.1	19.7
Purchase obligations[(b)]	158.1	42.8	59.8	33.0	22.5
	$5,392.7	$571.5	$898.0	$1,328.1	$2,595.1

(a) We have estimated our interest payments based on i) projected LIBOR rates in calculating interest on commercial paper borrowings and Floating Rate Notes, ii) projected commercial paper borrowings outstanding throughout 2007, and the assumption that no such amounts will be outstanding on or after December 31, 2007, and iii) the assumption that no debt issuances or renewals will occur upon the maturity dates of our fixed and floating rate notes

(b) Many of our contracts contain clauses that allow us to terminate the contract with notice, and with or without a termination penalty. Termination penalties are generally an amount less than the original obligation. Certain contracts also have an automatic renewal clause if we do not provide written notification of our intent to terminate the contract. Obligations under certain contracts are usage-based and are, therefore, estimated in the above amounts. Historically, we have not had any significant defaults of our contractual obligations or incurred significant penalties for termination of our contractual obligations

Other Commercial Commitments

We had $55.9 million in outstanding letters of credit and bank guarantees at December 31, 2006, with expiration dates through 2011, certain of which contain a one-year renewal option. The letters of credit and bank guarantees are held primarily in connection with lease arrangements and agent settlement agreements. We expect to renew the letters of credit and bank guarantees prior to their expiration in most circumstances.

Critical Accounting Policies

Management's discussion and analysis of results of operations and financial condition is based on our financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. We believe that the understanding of certain key accounting policies and estimates are essential in achieving more insight into our operating results and financial condition. These key accounting policies include stock-based compensation, income taxes, derivative financial instruments and capitalized costs.

Stock-Based Compensation

We adopted SFAS No. 123R effective January 1, 2006. SFAS No. 123R requires all stock-based payments to employees to be recognized in the income statement based on their respective grant date fair values over the corresponding service periods and also requires an estimation of forfeitures when calculating compensation expense. We selected the modified-prospective method of adoption and straight-line amortization of compensation cost over the requisite service period. We currently utilize the Black-Scholes Merton option pricing model to measure the fair value of stock options granted to employees and directors. While SFAS No. 123R permits entities to continue to use such a model, the standard also permits the use of a more complex binomial, or "lattice" model. Based upon the type and number of stock options expected to be issued in the future, we have determined that we will continue to use the Black-Scholes Merton model for option valuation. Option-pricing models require us to estimate a number of key valuation inputs including expected volatility, expected dividend yield, expected term and risk-free interest rate. The most subjective estimates are the expected volatility of the underlying stock and the expected term when determining the fair market value of an option granted. Stock-based compensation expense, including stock compensation expense allocated by First Data prior to the spin-off on September 29, 2006 and the impact of adopting SFAS No. 123R, was $30.1 million for the year ended December 31, 2006.

Refer to Note 16 "Stock Compensation Plans" in the notes to our consolidated financial statements for a discussion of First Data's and our stock-based compensation plans and the adoption of SFAS No. 123R.

Income Taxes

Income taxes, as reported in our consolidated financial statements, represent the net amount of income taxes we expect to pay to various taxing jurisdictions in connection with our operations. We provide for income taxes based on amounts that we believe we will ultimately owe. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items and the realization of certain offsets and credits. In the event that the ultimate tax treatment of items or the realizations of offsets or credits differ from our estimates, we may be required to significantly change the provision for income taxes recorded in our consolidated financial statements.

We have established contingency reserves for material, known tax exposures, including potential tax audit adjustments with respect to our international operations, which were restructured in 2003. Our reserves reflect what we believe to be reasonable assumptions as to the likely resolution of the issues involved if subject to judicial review. While we believe that our reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed our related reserve. Any difference from our position as recorded in our consolidated financial statements and the final resolution of a tax issue will be reflected in our income tax expense in the period during which the issue is resolved. Such resolution could also affect our effective tax rate for future periods.

To address certain tax aspects of the 2003 restructuring of our international operations, discussions were initiated with the Internal Revenue Service ("IRS") pursuant to its Advance Pricing Agreement ("APA") program. However, we were notified by the IRS in October 2006 that we will not be able to conclude an arrangement acceptable to us through the APA Program. Thus, the tax aspects of the 2003 restructuring will be addressed as part of ongoing federal income tax audits.

We have benefited from the 2003 restructuring by having our income from certain foreign-to-foreign money transfer transactions taxed at relatively low foreign tax rates rather than the U.S. and state combined statutory tax rate. The amount of taxes attributable to such rate differential is included in the "Foreign rate differential" line in the effective rate reconciliation in Note 10—"Income Taxes" to our consolidated financial statements and cumulatively totaled $210.8 million through December 31, 2006.

Pursuant to a tax allocation agreement signed in connection with our spin-off from First Data, we and First Data each are liable for taxes imposed on our respective businesses both prior to and after the spin-off. Although we believe that we have appropriately apportioned such taxes between First Data and us through 2006, subsequent adjustments may occur as the tax filings for such years are made with all applicable tax jurisdictions and such filings are finalized.

Also under the tax allocation agreement, with respect to taxes and other liabilities that could be imposed as a result of a final determination that is inconsistent with the anticipated tax consequences (as set forth in the private letter ruling) in connection with the spin-off (and certain related transactions) if such transactions do not qualify for tax-free treatment under the Internal Revenue Code, we may be liable to First Data for all or a portion of any such taxes or liabilities. If we are required to indemnify First Data for taxes incurred as a result of the spin-off being taxable to First Data, it likely would have a material adverse effect on our business, financial position and results of operations.

We adopted the Financial Accounting Standards Board ("FASB") interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An interpretation of FASB Statement No. 109" ("FIN 48"), regarding accounting for, and disclosure of, uncertain income tax positions which is further described in "—New Accounting Pronouncements," on January 1, 2007. FIN 48 requires that the cumulative effect of adopting its provisions be reflected as an adjustment to opening retained earnings for the year of adoption. We are currently evaluating the impact of adopting FIN 48, however, we do not expect the effect of adoption to be significant.

Derivative Financial Instruments

We are exposed to foreign currency risk resulting from fluctuations in exchange rates, primarily the euro and British pound, related to forecasted revenues and also on settlement assets and obligations. Additionally, we are exposed to interest rate risk related to changes in market rates both prior to and subsequent to the issuance of debt. Our policy is to minimize our exposures related to adverse changes in foreign currency exchange rates and interest rates, while prohibiting speculative or market-making activities. See "Qualitative and Quantitative Disclosures about Market Risk" for more information on these risk management activities. We use longer-term foreign currency forward contracts, generally with maturities of one year or less, to mitigate some of the risk related to forecasted revenues, however, during February 2007, we revised certain guidelines and are planning to extend the duration of our foreign currency forward contracts used to mitigate these risks. Short-term foreign currency forward contracts, generally with maturities from a few days up to three weeks, are utilized to offset foreign exchange rate fluctuations on settlement assets and settlement obligations between transaction initiation and settlement. Forward starting interest rate swaps were utilized in 2006 to reduce the risk of interest rate fluctuations on forecasted debt issuances.

We previously restated our financial statements for certain derivatives originally intended to qualify as cash flow hedges in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted ("SFAS No. 133"). On September 29, 2006, we either settled our outstanding derivatives that were determined to not qualify for hedge accounting or offset such derivatives with new derivatives that were not designated as hedges in accordance with SFAS No. 133. As such, the effect of the changes in the fair value of these hedges prior to September 29, 2006 is included in "derivative (losses)/gains, net." On September 29, 2006 and during the fourth quarter 2006, we entered into new derivative contracts in accordance with our revised foreign currency derivatives and hedging processes, which were designated and qualify as cash flow hedges under SFAS No. 133.

SFAS 133 requires that all derivatives be marked to market and recorded in our consolidated balance sheets. All of our derivative financial instruments with third party institutions in the "over-the-counter" markets are in liquid currencies. Changes in fair value of derivatives which are designated and qualify as cash flow hedges are recorded in accumulated other comprehensive income (loss) and reclassified into revenue or interest expense, for foreign currency and debt related hedges, respectively, in the same period or periods the hedged item affects earnings, to the extent the change in the fair value of the instrument is effective in offsetting the change in fair value of the hedged item. The portion of the change in fair value that is either considered ineffective or is excluded from the measure of effectiveness is recognized immediately in our consolidated statements of income under the caption "derivative (losses)/gains, net." Derivative contracts entered into to reduce the variability related to settlement assets and obligations are not designated as hedges for accounting purposes and, as such, changes in their fair value are included in operating expenses consistent with foreign exchange rate fluctuations on the related settlement assets and obligations.

The details of each designated hedging relationship are formally documented at the inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks being hedged, the derivative instrument, how effectiveness is being assessed and how ineffectiveness, if any, will be measured. The derivative must be highly effective in offsetting the changes in cash flows, and effectiveness is continually evaluated on a retrospective and prospective basis. We assess the effectiveness of our foreign currency forward contracts, used to mitigate some of the risks related to forecasted revenues, based on changes in the spot rate of the affected currencies. Accordingly, changes in the fair value of our hedges due to changes in interest rate differential between the two currencies are excluded from the measure of effectiveness and recognized immediately.

We utilize regression and other statistical analyses in order to assess the effectiveness of our forward starting interest rate swaps that hedge interest rate risk based on anticipated debt issuance dates and the maturity date of the related interest rate swap arrangement by comparing spot and forward swap rates for all possible debt issuance dates within the expected issuance range. Any determined ineffectiveness prior to or at debt issuance is recognized through earnings immediately. The Company terminated all of its forward starting interest rate swaps in November 2006 upon the issuance of the 2011 Notes and the 2036 Notes described earlier, by paying cash of approximately $18.6 million to the counterparties. The difference in the actual issuance date and the probable issuance date, as stated in our hedge designation documentation resulted in ineffectiveness of $0.6 million, which was immediately recognized in derivative (losses)/gains, net in the consolidated statements of income. The remaining $18.0 million loss on the hedges is included in accumulated other comprehensive loss and will be reclassified to interest expense over the life of the related notes.

When the underlying transaction related to a hedge is no longer considered probable of occurring, the unrealized gain or loss associated with that hedge is reclassified from accumulated other comprehensive income or loss into income. We have not historically reclassified amounts of unrealized gains or losses on hedges from accumulated other comprehensive income or loss into income as a result of the underlying transaction no longer being considered probable of occurring within that specified time period.

Capitalized Costs

We capitalize initial payments for new contracts and contract renewals associated with agent contracts and software costs. Capitalization of these costs is subject to strict accounting policy criteria and requires management judgment as to the appropriate time to initiate capitalization.

Our accounting policy is to limit the amount of capitalized costs for a given contract to the lesser of the estimated ongoing future cash flows from the contract or the termination fees we would receive in the event of early termination of the contract.

We develop software used in providing services. Software development costs are capitalized once technological feasibility of the software has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when we have completed all planning, designing, coding and testing activities that are necessary to determine that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available for general use. Currently unforeseen circumstances in software development could require us to implement alternative plans with respect to a particular effort, which could result in the impairment of previously capitalized software development costs.

New Accounting Pronouncements

Effective January 1, 2007, we adopted FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes," and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition.

FIN 48 requires that the cumulative effect of adopting its provisions be reflected as an adjustment to opening retained earnings for the year of adoption. We are currently evaluating the impact of adopting FIN 48, however, we do not expect the effect of adoption to be significant.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America ("GAAP"), and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact of the adoption of SFAS No. 157; however, we do not expect the impact to be significant to our consolidated financial position, results of operations and cash flows.

On September 29, 2006, the FASB issued SFAS No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, An Amendment of SFAS No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). The statement requires employers to recognize the overfunded and underfunded portion of a defined benefit plan as an asset or liability, respectively, and any unrecognized gains and losses or prior service costs as a component of accumulated other comprehensive income. SFAS No. 158 also requires a plan's funded status to be measured at the employer's fiscal year-end. The requirement to recognize the funded status of a defined benefit plan and the disclosure requirements of SFAS No. 158 are effective for us as of December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end is effective for us in 2008. The adoption of the requirements of SFAS No. 158 that became effective on December 31, 2006 did not have a material impact to the financial position, results of operations, and cash flows of our company due to the frozen status of our defined benefit pension plans; however, we will change our measurement date from September 30 to December 31 no later than 2008.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities" ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new guidance is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the potential impact of the adoption of SFAS No. 159 on our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks arising from changes in market rates and prices, including movements in foreign currency exchange rates and interest rates. A risk management program is in place to manage these risks.

Foreign Currency Exchange Rates

We provide money transfer services in more than 200 countries and territories. Foreign exchange risk is managed through the structure of the business and an active risk management process. We settle with the vast majority of our agents in United States dollars or euros. However, in certain circumstances, we settle in the agents' local currencies. We typically require the agent to obtain local currency to pay recipients. Thus, we generally are not reliant on international currency markets to obtain and pay illiquid currencies. The foreign currency exposure that does exist is limited by the fact that the majority of transactions are paid within 24 hours after they are initiated. In certain consumer money transfer transactions involving different send and receive currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer and the rate at which we or our agents are able to acquire currency helping to further provide protection against currency fluctuations. Our policy is not to speculate in foreign currencies and we promptly buy and sell foreign currencies as necessary to cover our net payables and receivables which are denominated in foreign currencies.

We use foreign currency forward contracts to mitigate risks associated with changes in foreign currency exchange rates on transactions denominated primarily in the euro and British pound. We use longer-term foreign currency forward contracts, generally with maturities of one year or less, to mitigate some of the risk related to forecasted revenues, however, during February 2007, we revised certain guidelines, and are planning to extend the duration of our foreign currency forward contracts used to mitigate these risks. We had historically intended to apply hedge accounting to these derivatives which produced financial statement results that appeared to be consistent with the economics of these transactions. However, based upon an evaluation of our initial hedge documentation, we determined that our hedge documentation was not adequate at the inception of the derivative agreements to qualify for hedge accounting treatment, and accordingly, have previously restated our financial statements. As a result, changes in the fair market value of our outstanding derivative instruments, which are impacted primarily by fluctuations in the euro, have been recognized in "derivative (losses)/gains, net" for all derivatives entered into prior to September 29, 2006. Had these instruments qualified for hedge accounting treatment, the effective portion of the changes to the fair value of our derivative instruments would have been recognized on our consolidated balance sheets and would not have directly impacted our net income until such instruments matured. The failure of these instruments to qualify for hedge accounting treatment resulted in volatility in our net income for the periods presented prior to September 30, 2006. For example, during the years ended December 31, 2006, 2005 and 2004, we had pre-tax derivative (losses)/gains of $(21.2) million, $45.8 million and $(30.2) million, respectively. On September 29, 2006, we re-established our foreign currency forward positions to qualify for cash flow hedge accounting. As a result, on a go-forward basis, we anticipate significantly less volatility in our consolidated statements of income.

A hypothetical uniform 10% strengthening or weakening in the value of the United States dollar relative to all other currencies in which our profits are denominated would result in a decrease/increase to pretax income of approximately $27 million as of December 31, 2006. There are inherent limitations in the sensitivity analysis presented, primarily due to the assumption that foreign exchange rate movements are linear and instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income.

Interest Rates

A portion of our investments are fixed rate interest-bearing securities, which may include investments made from cash received from our money transfer business and other related payment services awaiting redemption. We have classified these investments as available-for-sale within settlement assets in the consolidated balance sheets, and accordingly, record these instruments at their fair market value with the net unrealized gains and losses, net of the applicable deferred income tax effect, being added to or deducted from our total stockholders' deficiency on our consolidated balance sheets. As interest rates rise, the fair market value of these securities will decrease; conversely, a decrease to interest rates would result in an increase to the fair market values of the securities.

Currently, the majority of our investments are floating interest rate investments. Interest income on these investments will increase and decrease with changes in the underlying short term interest rates.

As of December 31, 2006, $500 million of our total $3.3 billion in debt is based on floating interest rates. We revised certain guidelines in February 2007 and are planning, through the use of hedges, to increase the percent of floating rate debt in the future, subject to market conditions. The interest rate on our floating debt is based on LIBOR plus 15 basis points and is reset on a quarterly basis. Additionally, as of December 31, 2006, $324.6 million of our $3.3 billion in borrowings represented commercial paper with a weighted average interest rate of approximately 5.4% and a weighted-average initial term of 17 days. Considering the interest rates associated with our fixed and floating rate debt, as well as the interest rates on our commercial paper, our weighted average interest rate on our borrowings outstanding at December 31, 2006 was approximately 5.7%.

A hypothetical uniform 10% increase in interest rates would result in a decrease to pretax income of approximately $4 million annually based on floating rate borrowings that existed on December 31, 2006. The same 10% increase in interest rates, if applied to current yields on our cash and investment balances at December 31, 2006, would result in an offsetting benefit to pre-tax income of $6 million annually. There are inherent limitations in the sensitivity analysis presented, primarily due to the assumption that interest rate changes would be instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income. In addition the current mix of fixed versus floating rate debt and investments and the level of assets and liabilities will change over time.

Regulatory

Our international agents have the responsibility to maintain all licenses necessary to provide money transfer services in their countries and to comply with all local rules, regulations and licensing requirements. Our money transfer business is subject to some form of regulation in each of the 200 countries and territories in which such services are offered. In some countries, only fully licensed banks and the national post office are permitted to provide cross-border money transfer service to the general public.

State, federal and foreign jurisdictions may impose regulations that could impact our foreign exchange risk by, among other possibilities, imposing regulations that limit our ability to obtain the benefit of the exchange rate spread between wholesale and retail currency rates or imposing banking moratoriums or other actions that could affect currency liquidity. We have successfully managed the risks outlined above in the past and believe that the breadth and scope of our network makes it unlikely that these risks will have a material adverse impact on our business.

In those few countries with significant foreign currency controls, we offer "inbound only" service and do not accept funds in these countries for remittance abroad. Banking moratoriums have been very rare and, to date, they have not had an appreciable impact on our business. When such a moratorium is imposed by a country, we may temporarily discontinue its services in that country.

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE WESTERN UNION COMPANY

We have audited the accompanying consolidated balance sheets of The Western Union Company as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows, and stockholders' (deficiency)/net investment in The Western Union Company for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Western Union Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share Based Payment".

Ernst + Young LLP

Consolidated Statements of Income

(in millions, except per share amounts)	*Year Ended December 31,* 2006	2005	2004
REVENUES:			
Transaction fees	**$3,696.6**	$3,354.8	$3,006.1
Foreign exchange revenue	**653.9**	531.0	449.6
Commission and other revenues	**119.7**	102.1	91.9
Total revenues	**4,470.2**	3,987.9	3,547.6
EXPENSES:			
Cost of services	**2,430.5**	2,118.9	1,859.4
Selling, general and administrative	**728.3**	599.8	576.1
Total expenses*	**3,158.8**	2,718.7	2,435.5
Operating income	**1,311.4**	1,269.2	1,112.1
OTHER INCOME/(EXPENSE):			
Interest income	**40.1**	7.6	1.8
Interest expense	**(53.4)**	(1.7)	(1.7)
Derivative (losses)/gains, net	**(21.2)**	45.8	(30.2)
Foreign exchange effect on notes receivable from First Data, net	**10.1**	(5.9)	7.5
Interest income from First Data, net	**35.7**	24.3	9.1
Other income, net	**12.4**	4.8	—
Total other income/(expense), net	**23.7**	74.9	(13.5)
Income before income taxes	**1,335.1**	1,344.1	1,098.6
Provision for income taxes	**421.1**	416.7	347.0
Net income	**$ 914.0**	$ 927.4	$ 751.6
Earnings per share:			
Basic	**$ 1.20**	$ 1.21	$ 0.98
Diluted	**$ 1.19**	$ 1.21	$ 0.98
Weighted-average shares outstanding:			
Basic	**764.5**	763.9	763.9
Diluted	**768.6**	763.9	763.9

* As further described in Note 4, total expenses include amounts paid to related parties of $364.6 million, $344.0 million, and $263.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' (Deficiency) / Net Investment in The Western Union Company

(in millions)	*Common Stock*	
	Shares	*Amount*
Balance, January 1, 2004	—	—
Net income	—	—
Dividends to First Data	—	—
Capital contributed by First Data in connection with acquisitions	—	—
Unrealized losses on investment securities, net of tax	—	—
Foreign currency translation adjustment, net of tax	—	—
Minimum pension liability adjustment, net of tax	—	—
Comprehensive income		
Balance, December 31, 2004	—	—
Net income	—	—
Dividends to First Data	—	—
Capital contributed by First Data	—	—
Unrealized losses on investment securities, net of tax	—	—
Foreign currency translation adjustment, net of tax	—	—
Minimum pension liability adjustment, net of tax	—	—
Comprehensive income		
Balance, December 31, 2005	—	—
Net income	—	—
Dividends to First Data	—	—
Conversion of net investment in The Western Union Company into capital deficiency	765.3	7.7
Stock-based compensation	1.3	—
Common Stock Dividends	—	—
Purchase of treasury shares	—	—
Options exercised	5.4	—
Tax benefits from employee stock option plans	—	—
Unrealized losses on investment securities, net of tax	—	—
Unrealized losses on hedging activities, net of tax	—	—
Foreign currency translation adjustment, net of tax	—	—
Minimum pension liability adjustment, net of tax	—	—
Comprehensive income		
Balance, December 31, 2006	772.0	$7.7

See Notes to Consolidated Financial Statements

Treasury Stock		*Net Investment in The Western Union Company*	*Capital Deficiency*	*Retained Earnings*	*Accumulated Other Comprehensive Loss*	*Total Stockholders' (Deficiency)/Net Investment in The Western Union Company*	*Comprehensive Income (Loss)*
Shares	*Amount*						
—	—	$ 1,874.0	—	—	$(45.1)	$ 1,828.9	
—	—	751.6	—	—	—	751.6	$751.6
—	—	(659.8)	—	—	—	(659.8)	
—	—	28.7	—	—	—	28.7	
—	—	—	—	—	(3.0)	(3.0)	(3.0)
—	—	—	—	—	1.7	1.7	1.7
—	—	—	—	—	(13.6)	(13.6)	(13.6)
							$736.7
—	—	1,994.5	—	—	(60.0)	1,934.5	
—	—	927.4	—	—	—	927.4	$927.4
—	—	(417.2)	—	—	—	(417.2)	
—	—	369.2	—	—	—	369.2	
—	—	—	—	—	(2.2)	(2.2)	(2.2)
—	—	—	—	—	(4.8)	(4.8)	(4.8)
—	—	—	—	—	4.9	4.9	4.9
							$925.3
—	—	2,873.9	—	—	(62.1)	2,811.8	
—	—	698.3	—	215.7	—	914.0	$914.0
—	—	(4,097.2)	—	—	—	(4,097.2)	
—	—	525.0	(532.7)	—	—	—	
—	—	—	14.2	—	—	14.2	
—	—	—	—	(7.7)	—	(7.7)	
(0.9)	(19.9)	—	—	—	—	(19.9)	
—	—	—	80.8	—	—	80.8	
—	—	—	0.6	—	—	0.6	
—	—	—	—	—	(0.4)	(0.4)	(0.4)
—	—	—	—	—	(29.3)	(29.3)	(29.3)
—	—	—	—	—	7.5	7.5	7.5
—	—	—	—	—	10.8	10.8	10.8
							$902.6
(0.9)	$(19.9)	$ —	$ (437.1)	$208.0	$(73.5)	$ (314.8)	

1. Formation of the Entity and Basis of Presentation

The spin-off by First Data Corporation ("First Data") of its money transfer and consumer payments business to The Western Union Company ("Western Union" or the "Company") became effective on September 29, 2006 through a distribution of 100% of the common stock of The Western Union Company to the holders of record of First Data's common stock (the "Distribution"). The Distribution was pursuant to a separation and distribution agreement by which First Data contributed to The Western Union Company the subsidiaries that operated its money transfer and consumer payments businesses and its interest in a Western Union money transfer agent, as well as related assets, including real estate. The Company has received a private letter ruling from the Internal Revenue Service and an opinion from tax counsel indicating that the spin-off was tax free to the stockholders, First Data and Western Union.

The Western Union business consists of the following segments:

- **CONSUMER-TO-CONSUMER**—provides money transfer services between consumers, primarily through a global network of third-party agents using its multi-currency, real-time money transfer processing systems. This service is available for both international cross-border transfers—that is, the transfer of funds from one country to another and intra-country transfers—that is, money transfers from one location to another in the same country.
- **CONSUMER-TO-BUSINESS**—focuses on payments from consumers to businesses and other organizations that receive consumer payments, including utilities, auto finance companies, mortgage servicers, financial service providers and government agencies, through Western Union's network of third-party agents and various electronic channels. While the Company continues to pursue international expansion of its offerings in select markets, as demonstrated by the December 2006 acquisition of Servicio Electrónico de Pago S.A. and related entities ("SEPSA", see Note 3), substantially all of the segment's 2006 revenue was generated in the United States.

All businesses that have not been classified into the consumer-to-consumer or consumer-to-business segments are reported as "Other" and include the Company's money order and prepaid services businesses. The Company's money order business sells Western Union branded money orders issued by Integrated Payment Systems Inc. ("IPS"), a subsidiary of First Data, to consumers at non-bank retail locations primarily in the United States and Canada. Western Union's prepaid service business markets a Western Union branded prepaid card sold through its agent network primarily in the United States and the Internet, and provides top-up services for third parties that allow consumers to pay in advance for mobile phone and other services. Also included in "Other" are certain expenses incurred by Western Union to effect the spin-off.

The primary entities providing the services described above are Western Union Financial Services, Inc. and its subsidiaries ("WUFSI"), Vigo Remittance Corp. ("Vigo"), Orlandi Valuta, E Commerce Group, Paymap, Inc and SEPSA. There are additional legal entities included in the Consolidated Financial Statements of The Western Union Company, including First Financial Management Corporation ("FFMC"), WUFSI's immediate parent company.

Various aspects of the Company's services and businesses are subject to U.S. federal, state and local regulation, as well as regulation by foreign jurisdictions, including banking regulations in certain foreign countries. In addition, there are legal or regulatory limitations on transferring certain assets of the Company outside of the countries where the respective assets are located, or because they constitute undistributed earnings of affiliates of the Company accounted for under the equity method of accounting. However, there are no limitations on the use of these assets within those countries. As of December 31, 2006, the amount of assets subject to these limitations totaled approximately $75 million.

As of December 31, 2006, Western Union has two four-year labor contracts (both expiring August 6, 2008) with the Communications Workers of America, AFL-CIO representing approximately 960 employees.

Spin-off from First Data

In order to effect the spin-off from First Data, on September 27, 2006, prior to being contributed to the Company, FFMC entered into a $2.4 billion bridge financing facility with a syndicate of lenders and declared and paid a $2.4 billion dividend to First Data, as sole stockholder in FFMC, by execution and delivery of a promissory note to First Data. On September 29, 2006, FFMC borrowed an aggregate amount of $2.4 billion under the bridge facility and used the proceeds to settle the outstanding promissory note issued to First Data.

On September 27, 2006, the Company entered into an unsecured, revolving credit facility with a syndicate of lenders. On September 29, 2006, the Company borrowed $100 million on such revolving credit facility and transferred the proceeds to First Data, issued notes to First Data of $1.0 billion and issued 765.3 million shares of its common stock to First Data, all in consideration for the contribution of First Data's money transfer and consumer payments businesses and related subsidiaries, including FFMC. Immediately following completion of the spin-off, First Data exchanged the $1.0 billion in notes with two financial institutions for indebtedness of First Data that these two financial institutions held at that time. The financial institutions then received the proceeds from the subsequent sale of the notes in a private offering. Refer to Note 15 for more information on the borrowings of the Company.

As the money transfer and consumer payments businesses, which were contributed by First Data to the Company, have already been reflected in the Company's historical financial statements as if such businesses had always been a part of the Company, the total amount of the cash and debt securities transferred to First Data of $3.5 billion, including the $2.4 billion dividend declared by FFMC, has been reflected as a dividend to First Data in the consolidated financial statements.

The remaining approximately $602 million reflected as a dividend to First Data was comprised of cash, consideration for an ownership interest held by a First Data subsidiary in one of the Company's agents which had already been reflected as part of the Company, settlement of net intercompany receivables (exclusive of certain intercompany notes discussed in the following paragraph), and transfers of certain liabilities, net of assets.

The Company also settled certain intercompany notes receivable and payable with First Data along with related interest and currency swap agreements associated with such notes as part of the spin-off. The net settlement of the principal and related swaps resulted in a net cash inflow of $724.0 million to the Company's cash flows from financing activities. The net settlement of interest on such notes receivable and payable of $40.7 million was reflected in cash flows from operating activities in the Company's Consolidated Statement of Cash Flows.

Amounts included in "Retained earnings" reflect the Company's earnings subsequent to the spin-off date of September 29, 2006.

Significant Non-Cash Financing and Investing Activities Related to Spin-off

In connection with the spin-off, the Company executed the following transactions which involved no cash:

- The Company issued $1.0 billion in notes to First Data in partial consideration for the contribution by First Data to the Company of its money transfer and consumer payments businesses (Note 15). The Company did not receive any proceeds from the subsequent private offering of the notes.
- First Data transferred to the Company its headquarters in Englewood, Colorado and certain other fixed assets with a net book value of $66.5 million.
- The Company transferred to First Data certain investments with a net book value of $20.9 million.
- The Company reclassified certain tax and employee-related obligations from intercompany liabilities totaling $193.8 million.
- First Data distributed 765.3 million shares of Western Union's common stock to holders of First Data common stock.

Basis of Presentation

The financial statements in this Annual Report for periods ending on or after the Distribution are presented on a consolidated basis and include the accounts of the Company and its majority-owned subsidiaries. The financial statements for the periods presented prior to the Distribution are presented on a combined basis and represent those entities that were ultimately transferred to the Company as part of the spin-off. The assets and liabilities presented have been reflected on a historical basis, as prior to the Distribution such assets and liabilities presented were 100% owned by First Data. However, the financial statements for the periods presented prior to the Distribution do not include all of the actual expenses that would have been incurred had Western Union been a stand-alone entity during the periods presented and do not reflect Western Union's combined results of operations, financial position and cash flows had Western Union been a stand-alone company during the periods presented.

All significant intercompany transactions and accounts have been eliminated.

The accompanying Consolidated Balance Sheets are unclassified consistent with industry practice and due to the short-term nature of Western Union's settlement obligations, contrasted with its ability to invest cash awaiting settlement in long-term investment securities.

2. *Summary of Significant Accounting Policies*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Principles of Consolidation

Western Union consolidates financial results when it will absorb a majority of an entity's expected losses or residual returns or when it has the ability to exert control over the entity. Control is normally established when ownership interests exceed 50% in an entity. However, when Western Union does not have the ability to exercise control over a majority-owned entity as a result of other investors having contractual rights over the management and operations of the entity, it accounts for the entity under the equity method. As of December 31, 2006 and 2005, there were no greater-than-50%-owned affiliates whose financial statements were not consolidated. Western Union utilizes the equity method of accounting when it has an ownership interest of between 20% and 50% in an entity, provided it is able to exercise significant influence over the entity's operations.

Earnings Per Share

The calculation of basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Prior to September 29, 2006, all outstanding shares of Western Union were owned by First Data. Accordingly, for all periods prior to the completion of the Distribution on September 29, 2006, basic and diluted earnings per share are computed using Western Union's shares outstanding as of that date. Unvested shares of restricted stock are excluded from basic shares outstanding. Diluted earnings per share subsequent to September 29, 2006 reflects the potential dilution that could occur if outstanding stock options at the presented date are exercised and shares of restricted stock have vested and shares have been transferred in settlement of stock unit awards.

Prior to completion of the Distribution, First Data converted options, restricted stock awards, and restricted stock units held by First Data and Western Union employees. For First Data employees, one replacement First Data option and one Western Union option was distributed for every First Data option held prior to the spin-off. For Western Union employees, outstanding First Data options were converted to substitute options to purchase Western Union common stock at a conversion ratio of 2.1955 options to purchase Western Union common stock for every option to purchase First Data common stock prior to the spin-off. The new awards maintained both the pre-conversion aggregate intrinsic value of each award and the ratio of the exercise price per share to the fair market value per share as of the spin-off date. Refer to Note 16, "Stock Compensation Plans," for a more detailed discussion of our stock-based compensation plans.

As of December 31, 2006, there were 4.9 million outstanding options to purchase shares of Western Union stock excluded from the diluted earnings per share calculation, as the exercise price of the options exceeded or was equal to the Company's stock price.

The following table provides the calculation of diluted weighted average shares outstanding, and only considers the potential dilution for stock options, restricted stock awards and restricted stock units for the period subsequent to the spin-off date of September 29, 2006 (in millions):

For the Year Ended December 31,	2006	2005	2004
Basic weighted-average shares	**764.5**	763.9	763.9
Common stock equivalents existing after the spin-off	**4.1**	—	—
Diluted weighted-average shares outstanding	**768.6**	763.9	763.9

Fair Value of Financial Instruments

Carrying amounts for Western Union financial instruments, including cash and cash equivalents, settlement assets (other than investment securities), settlement obligations, borrowings under the commercial paper program, and revolving and other short-term notes payable, approximate fair value due to their short maturities. Investment securities, included in settlement assets, are carried at fair market value and are considered available for sale (Note 7). Fixed and floating rate notes are carried at their discounted notional amounts. The fair market values of fixed and floating rate notes disclosed in Note 15 are based on market quotations.

Cash and Cash Equivalents

Highly liquid investments (other than those included in settlement assets) with maturities of three months or less at the date of purchase (that are readily convertible to cash) are considered to be cash equivalents and are stated at cost, which approximates market value.

Western Union maintains cash and cash equivalent balances with various financial institutions. Western Union limits the concentration of its cash and cash equivalents with any one institution; however, such balances often exceed United States federal insurance limits. Western Union periodically evaluates the credit worthiness of these institutions to minimize risk.

Allowance for Doubtful Accounts

Western Union records an allowance for doubtful accounts when it is probable that the related receivable balance will not be collected based on its history of collection experience, known collection issues, such as agent suspensions and bankruptcies, and other matters the Company identifies in its routine collection monitoring. The allowance for doubtful accounts was $7.3 million and $8.4 million at December 31, 2006 and 2005, respectively.

Settlement Assets and Obligations

Settlement assets represent funds received or to be received from agents for unsettled money transfers and consumer payments. Western Union records corresponding settlement obligations relating to amounts payable under money transfer and payment service arrangements.

Settlement assets are comprised of cash and cash equivalents, receivables from selling agents and investment securities. Cash received by Western Union agents generally becomes available to Western Union within one week after initial receipt by the agent. Cash equivalents consist of short-term time deposits, commercial paper and other highly liquid investments. Receivables from selling agents represent funds collected by such agents, but in transit to Western Union. Western Union has a large and diverse agent base, thereby reducing the credit risk of the Company from any one agent. In addition, Western Union performs ongoing credit evaluations of its agents' financial condition and credit worthiness. See Note 7 for information concerning the Company's investment securities.

Settlement obligations consist of money transfer and payment service payables and payables to agents. Money transfer payables represent amounts to be paid to transferees when they request their funds. Most agents typically settle with transferees first and then obtain reimbursement from Western Union. Due to the agent funding and settlement process, payables to agents represent amounts due to agents for money transfers that have been settled with transferees. Payment service payables represent amounts to be paid to utility companies, collection agencies, finance companies, mortgage servicers, government entities and others.

Property and Equipment

Property and equipment are stated at cost, except for acquired assets which are recorded at fair market value under purchase accounting rules. Depreciation is computed using the straight-line method over the lesser of the estimated life of the related assets (generally three to 10 years, for equipment, furniture and fixtures, and 30 years for buildings) or the lease term. Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred.

Deferred Customer Set Up Costs

The Company capitalizes direct incremental costs not to exceed related deferred revenues associated with the enrollment of customers in the Equity Accelerator program, a service that allows consumers to complete automated clearing house ("ACH") transactions to make recurring mortgage payments. Deferred customer set up costs, included in "Other assets" in the Consolidated Balance Sheets, are amortized to "Cost of services" in the Consolidated Statements of Income over the length of the customer's expected participation in the program, generally five to seven years. Actual customer attrition data is assessed at least annually and the amortization period is adjusted prospectively.

Goodwill

Goodwill represents the excess of purchase price over the fair value of tangible and other intangible assets acquired, less liabilities assumed arising from business combinations. The Company's annual goodwill impairment test did not identify any goodwill impairment in 2006 or 2004; however, Western Union recorded a goodwill impairment charge of $8.7 million in 2005 due to a change in strategic direction relating to one of its majority owned prepaid businesses (Note 3). The majority of goodwill on Western Union's Consolidated Balance Sheets arose in connection with FFMC's acquisition of WUFSI in November 1994. FFMC was acquired by First Data in October 1995.

Other Intangible Assets

Other intangible assets primarily consist of contract costs (primarily amounts paid to agents in connection with establishing and renewing long-term contracts) and software. Other intangible assets are amortized on a straight-line basis over the length of the contract or benefit periods. Included in "Cost of services" in the Consolidated Statements of Income is amortization expense of approximately $68.7 million, $47.5 million and $45.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company capitalizes initial payments for new and renewed agent contracts to the extent recoverable through future operations, contractual minimums and/or penalties in the case of early termination. The Company's accounting policy is to limit the amount of capitalized costs for a given contract to the lesser of the estimated ongoing future cash flows from the contract or the termination fees the Company would receive in the event of early termination of the contract.

The Company develops software that is used in providing services. Software development costs are capitalized once technological feasibility of the software has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to determine that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available for general use. Software development costs and purchased software are amortized over a term of three to five years.

The following table provides the components of other intangible assets (in millions):

	December 31, 2006			December 31, 2005	
	Weighted-Average Amortization Period (in years)	Initial Cost	Net of Accumulated Amortization	Initial Cost	Net of Accumulated Amortization
Capitalized contract costs	**6.0**	**$242.3**	**$155.6**	$118.2	$ 56.7
Acquired contracts	**9.2**	**74.1**	**49.7**	58.2	30.0
Acquired trademarks	**24.6**	**40.7**	**38.8**	29.9	29.2
Developed software	**3.1**	**66.0**	**12.6**	57.2	16.0
Purchased or acquired software	**3.2**	**50.4**	**18.8**	38.4	15.8
Other intangibles	**7.0**	**25.6**	**12.2**	33.8	32.7
Total other intangibles	**7.4**	**$499.1**	**$287.7**	$335.7	$180.4

The estimated future aggregate amortization expense for existing other intangible assets as of December 31, 2006 is expected to be $75.0 million in 2007, $45.7 million in 2008, $40.7 million in 2009, $32.4 million in 2010, $26.6 million in 2011 and $67.3 million thereafter.

Other intangible assets are reviewed for impairment on an annual basis and whenever events indicate that their carrying amount may not be recoverable. In such reviews, estimated undiscounted cash flows associated with these assets or operations are compared with their carrying values to determine if a write-down to fair value (normally measured by the present value technique) is required. Western Union did not record any impairment related to other intangible assets during the years ended December 31, 2006, 2005 and 2004.

Revenue Recognition

The majority of the Company's revenues are comprised of consumer money transfer transaction fees that are based on the principal amount of the money transfer and the locations from and to which funds are transferred. Consumer money transfer transaction fees are set by the Company and recorded as revenue at the time of sale. In certain consumer money transfer transactions involving different send and receive currencies, the Company generates revenue based on the difference between the exchange rate set by Western Union to the consumer and the rate at which Western Union or its agents are able to acquire currency. This foreign exchange revenue is recorded at the time the related transaction fee revenue is recognized.

The Company also offers several consumer-to-business payment services, including payments from consumers to utility companies, auto finance companies, mortgage servicers, financial service providers and government agencies ("billers"). Revenues for these services are primarily derived from transaction fees, which are recorded as revenue when payments are sent to the intended recipients.

The Company's Equity Accelerator service requires a consumer to pay an upfront enrollment fee to participate in this mortgage payment service. These enrollment fees are deferred and recognized into income over the length of the customer's expected participation in the program, generally five to seven years. Actual customer attrition data is assessed at least annually and the period over which revenue is recognized is adjusted prospectively. Many factors impact the duration of the expected customer relationship, including interest rates, refinance activity and trends in consumer behavior.

The Company sells money orders issued by IPS under the Western Union brand and manages the agent network through which such money orders are sold. Western Union recognizes monthly commissions from IPS based on an investment yield on the average investable balance resulting from the sale of money orders. Western Union also recognizes transaction fees collected from the Company's agents at the time a money order is issued to the consumer.

Loyalty Program

Western Union operates a loyalty program which consists of points that are awarded to program participants. Such points may be redeemed for either a discount on future money transfers or merchandise. The Company estimates the distribution between awards of merchandise and discounts based on recent redemption history and trends, measured on a quarterly basis. Revenue is deferred for the portion of points expected to be ultimately redeemed for discounts in a manner that reflects the consumer's progress toward earning such discounts. Costs associated with the redemption of merchandise are reflected in operating expenses in the Consolidated Statements of Income.

Cost of Services

Cost of services consists of costs directly associated with providing services to consumers, including commissions paid to agents, which are recognized at the time of sale. Some agents outside the U.S. also receive additional commissions based on a portion of the foreign exchange revenue associated with money transfer transactions. Other costs included in costs of services include personnel, software, equipment, telecommunications, bank fees, depreciation and amortization, and other operating expenses incurred in connection with providing money transfers and other payment services.

Advertising Costs

Advertising costs are charged to operating expenses as incurred or at the time the advertising first takes place. Advertising costs for the years ended December 31, 2006, 2005 and 2004 were $261.4 million, $243.3 million and $227.9 million, respectively.

Income Taxes

Prior to September 29, 2006, Western Union's taxable income was included in the consolidated U.S. federal income tax return of First Data and also in a number of state income tax returns, which are or will be filed as consolidated returns. Western Union files its own separate tax returns in foreign jurisdictions, and for periods subsequent to September 29, 2006, files its own U.S. federal and state income tax returns. Western Union's provision for income taxes has been computed as if it were a separate tax-paying entity for periods prior to the spin-off from First Data, and federal and state income taxes payable were remitted to First Data prior to the spin-off. The state and other income tax provisions represent applicable taxes payable to the various jurisdictions in which Western Union operates. Foreign taxes are paid in each respective jurisdiction locally.

Western Union accounts for income taxes under the liability method, which requires that deferred tax assets and liabilities be determined based on the expected future income tax consequences of events that have been recognized in the consolidated financial statements.

Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Foreign Currency Translation

The U.S. dollar is the functional currency for all of Western Union's businesses except certain investments located primarily in the United Kingdom, Ireland and Argentina. Foreign currency denominated assets and liabilities for those entities for which the local currency is the functional currency are translated into U.S. dollars based on exchange rates prevailing at the end of the period. Revenues and expenses are translated at average exchange rates prevailing during the period. The effects of foreign exchange gains and losses arising from the translation of assets and liabilities of those entities where the functional currency is not the U.S. dollar are included as a component of "Accumulated other comprehensive loss". Foreign currency translation gains and losses on assets and liabilities of foreign operations in which the U.S. dollar is the functional currency are recognized in operations.

Derivative Financial Instruments

Western Union utilizes derivative instruments to mitigate foreign currency and interest rate risk. The Company recognizes all derivative instruments in the "Other assets" and "Other liabilities" captions in the accompanying Consolidated Balance Sheets at their fair value. Changes in the fair value of derivatives, which are designated and qualify as cash flow hedges in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted ("SFAS No. 133"), are recorded in "Accumulated other comprehensive loss" and reclassified into revenue or interest expense, for foreign currency and debt related hedges, respectively, in the same period or periods the hedged item affects earnings, to the extent the change in the fair value of the instrument is effective in offsetting the change in fair value of the hedged item. The portion of the change in fair value that is either considered ineffective or is excluded from the measure of effectiveness is recognized immediately in "Derivative (losses)/gains, net." Derivative contracts entered into to reduce the variability related to settlement assets and obligations, generally with a term of one to three weeks, are not designated as hedges for accounting purposes and, as such, changes in their fair value are included in operating expenses consistent with foreign exchange rate fluctuations on the related settlement assets and obligations. All cash flows associated with derivatives are included in cash flows from operating activities in the Consolidated Statements of Cash Flows other than those previously designated as cash flow hedges that were determined to not qualify for hedge accounting as described in Note 14.

The Company also had certain other foreign currency swap arrangements with First Data, prior to September 29, 2006, to mitigate the foreign exchange impact on certain euro denominated notes receivable with First Data. These foreign currency swaps did not qualify for hedge accounting and, accordingly, the fair value changes of these agreements were reported in the accompanying Consolidated Statements of Income as "Foreign exchange effect on notes receivable from First Data, net." The fair value of these swaps were recorded in "Receivables from First Data, net" in the accompanying Consolidated Balance Sheets and were settled in cash along with the related notes receivable in connection with the spin-off.

The estimated fair value of the Company's derivative financial instruments is based on market and dealer quotations. Accordingly, these estimated values may not be representative of actual values that could have been realized as of December 31, 2006 or 2005 or that will be realized in the future.

Stock-Based Compensation

Prior to the spin-off, employees of Western Union participated in First Data's stock-based compensation plans. The Company currently has a stock-based compensation plan that grants Western Union stock options, restricted stock awards and restricted stock units to employees and other key individuals who perform services for the Company. In addition, the Company has a stock-based compensation plan that provides for grants of Western Union stock options and stock unit awards to non-employee directors of the Company.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS No. 123R"), using the modified prospective method. SFAS No. 123R requires all stock-based compensation to employees be measured at fair value and expensed over the requisite service period and also requires an estimate of forfeitures when calculating compensation expense. The Company recognizes compensation expense on awards on a straight-line basis over the requisite service period for the entire award. In accordance with the Company's chosen method of adoption, results for prior periods have not been adjusted. Prior to the adoption of SFAS No. 123R, the Company followed Accounting Principles Board ("APB") Opinion No. 25 which accounts for share-based payments to employees using the intrinsic value method and, as such, generally recognized no compensation expense for employee stock options. Refer to Note 16 for additional discussion regarding details of the Company's stock-based compensation plans and the adoption of SFAS No. 123R.

Reclassifications

Certain prior years amounts have been reclassified to conform to the current year presentation. The Company made certain reclassifications between settlement assets and settlement obligations, which have no impact on the Company's consolidated financial position, results of operations or cash provided from operations as previously reported. In addition, the Company reclassified interest income and interest expense related to third parties from "Other income, net" to "Interest income" and "Interest expense" to disclose them separately on the face of the Consolidated Statements of Income. This reclassification also had no impact on the consolidated financial position, results of operations or cash provided from operations as previously reported.

New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has issued interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109" ("FIN 48"), regarding accounting for, and disclosure of, uncertain income tax positions. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 requires that the cumulative effect of adopting its provisions be reflected as an adjustment to opening retained earnings for the year of adoption. We are currently evaluating the impact of adopting FIN 48, however, we do not expect the effect of adoption to be significant.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the potential impact of the adoption of SFAS No. 157 on its consolidated financial position, results of operations and cash flows.

On September 29, 2006, the FASB issued SFAS No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of SFAS No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). The statement requires employers to recognize the overfunded and underfunded portion of a defined benefit plan as an asset or liability, respectively, and any unrecognized gains and losses or prior service costs as a component of accumulated other comprehensive income. SFAS No. 158 also requires a plan's funded status to be measured at the employer's fiscal year-end. The requirement to recognize the funded status of a defined benefit plan and the disclosure requirements of SFAS No. 158 are effective for the Company as of December 31, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end is effective for the Company in 2008. The adoption of the requirements of SFAS No. 158 that became effective on December 31, 2006 did not have a material impact to the financial position, results of operations or cash flows of the Company due to the frozen status of the Company's defined benefit pension plans. However, the Company will need to change its measurement date from September 30 to December 31 no later than 2008.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities" ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value, and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new guidance is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the potential impact of the adoption of SFAS No. 159 on its financial position and results of operations.

3. Acquisitions and Disposals

In December 2006, the Company acquired SEPSA, which operates under the brand name Pago Fácil[SM], for a total purchase price of $69.5 million, less cash acquired of $3.0 million. SEPSA provides consumer-to-business payments to a variety of billers based in Argentina. Previously, the Company held a 25% interest in SEPSA which was treated as an equity method investment. As a result of acquiring the additional 75% ownership, the Company's entire investment in and results of operations of SEPSA have been included in the consolidated financial statements since the acquisition date. The preliminary purchase price allocation resulted in $22.4 million of identifiable intangible assets, a significant portion of which was attributable to the Pago Fácil service mark. The identifiable intangible assets were calculated based on the additional 75% ownership interest acquired, and are being amortized over two to 25 years. After adjusting the additional acquired net assets to fair value, goodwill of $48.0 million was recorded, which is not expected to be deductible for income tax purposes. The purchase price allocation is preliminary and subject to change after the valuation of identifiable assets and certain other assets and liabilities is finalized.

In October 2005, First Data acquired 100% of GMT Group, Inc. ("GMT"), the owner of Vigo, a provider of consumer-to-consumer money transfer services to various countries, for approximately $369.2 million, including cash acquired of $20.1 million. GMT was contributed to Western Union in connection with the spin-off. The results of Vigo's operations have been included in the consolidated financial statements since the acquisition date. The purchase price allocation resulted in $83.6 million of identifiable intangible assets, which are being amortized over 3.5 to 11 years, except for acquired trademarks aggregating $28.6 million, which are being amortized over 25 years. Goodwill of $284.4 million was recorded in connection with the acquisition of GMT, none of which is expected to be deductible for tax purposes.

In 2004, the Company purchased 30% equity interests in two of its international money transfer agents. The aggregate consideration paid during 2004 for these agents was $42.0 million, net of $5.4 million of holdback reserves to cover claims arising from the acquisitions, which was paid in 2005 upon successful resolution of the related claims. The aggregate purchase price allocation for these acquisitions resulted in $12.9 million of identifiable intangible assets, which are being amortized over three to seven years. Western Union's investments in these agents are accounted for under the equity method of accounting.

In August 2003, the Company acquired a 51% ownership interest in EPOSS Limited ("EPOSS"), a United Kingdom based seller of prepaid products in Europe, for $12.2 million, including cash acquired of $9.2 million. In the fourth quarter of 2005, Western Union recorded a goodwill impairment charge of $8.7 million due to a change in strategic direction related to EPOSS. In the second quarter 2006, the Company sold its majority interest in EPOSS. The fair value of net assets on disposition approximated the net book value subsequent to the recognition of the goodwill impairment charge noted above.

The pro forma impact of all acquisitions on net income in 2006, 2005 and 2004 was immaterial.

The following table presents changes to goodwill for the years ended December 31, 2006 and 2005 (in millions):

	Consumer-to-Consumer	*Consumer-to-Business*	*Other*	*Total*
January 1, 2005 balance	$1,107.6	$195.1	$ 40.9	$1,343.6
Acquisitions	283.1	—	—	283.1
Impairments	—	—	(8.7)	(8.7)
December 31, 2005 balance	$1,390.7	$195.1	$ 32.2	$1,618.0
Acquisitions	—	48.0	—	48.0
Purchase price adjustments	1.3	—	—	1.3
Disposals	—	—	(19.3)	(19.3)
December 31, 2006 balance	$1,392.0	$243.1	$ 12.9	$1,648.0

The terms of certain of the Company's acquisition agreements provide for additional consideration to be paid if the acquired entity's results of operations exceed certain targeted levels. Such additional consideration is paid in cash and is recorded as additional purchase price when targeted levels are achieved. There was no additional consideration paid in 2005 and 2006. Additional consideration paid in 2004 totaled $28.7 million. There are no potential additional consideration payments remaining as of December 31, 2006.

4. Related Party Transactions

Related Party Transactions with First Data

The Consolidated Statements of Income prior to the spin-off include expense allocations for certain corporate functions historically provided to Western Union by First Data. If possible, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to Western Union by First Data were allocated to Western Union based on relative percentages, as compared to First Data's other businesses, of headcount or other appropriate methods depending on the nature of each item or cost to be allocated.

Charges for functions historically provided to Western Union by First Data are primarily attributable to First Data's performance of many shared services that the Company benefited from prior to the spin-off, of which certain of these services continue to be provided through a transition services agreement as described below. In addition, prior to the spin-off, the Company also participated in certain First Data insurance, benefit and incentive plans, and it received services directly related to the operations of its businesses such as call center services, credit card processing, printing and mailing. Services received after September 29, 2006 are discussed in the following paragraphs addressing the transition services and the commercial services agreements. Prior to September 29, 2006, the Consolidated Statements of Income reflect charges from First Data and its affiliates for these services of $152.4 million, $166.3 million and $158.3 million for the years ended December 31, 2006, 2005, and 2004, respectively. Included in the charges above are amounts recognized for stock-based compensation expense, as well as net periodic benefit income associated with the Company's pension plans.

The Company has entered into a transition services agreement with First Data pursuant to which First Data and Western Union are providing each other with a variety of administrative services for a period of time following the spin-off. Services provided by First Data to Western Union include data center hosting, disaster recovery and monitoring services, call center support, network connectivity, system support, information security system support, payroll, benefits and human resources. Services provided by Western Union to First Data include call center support, benefits resource support, software development and support, and network connectivity and fees for such services are reflected as contra expenses within the Company's Consolidated Statements of Income. Western Union and First Data have agreed to make each service available to the other on an as-needed basis for a period of time not to exceed one year following September 29, 2006, the date of the spin-off. As of December 31, 2006, Western Union has been charged $6.9 million and has charged First Data $0.6 million under this agreement.

Western Union and First Data entered into a number of commercial services agreements in connection with the spin-off pursuant to which First Data or its subsidiaries and Western Union are providing services to each other. Services provided by First Data to Western Union include producing and mailing cards and other material on behalf of Western Union, check printing services, check clearing and remittance processing services, lockbox and escheatment services, interactive voice response and maintenance support, transaction validation services, hosting and operating banking software in its data center, access to a risk management application, software development services and payroll card services. Services provided by Western Union to First Data include providing bill payment processing services and payment services and fees for such services are reflected as contra expenses within the Company's Consolidated Statements of Income. These agreements have terms ranging from one to six years. Since the date of the spin-off from First Data on September 29, 2006, Western Union has been charged $16.8 million relating to these agreements, including $12.3 million in connection with commercial arrangements that were in existence prior to the spin-off.

During the years ended December 31, 2006, 2005 and 2004, the Company recognized commission revenues from IPS in connection with its money order business of $31.6 million, $29.6 million and $26.3 million, respectively.

First Data and Western Union entered into agreements beginning on September 29, 2006, the date of the spin-off, with respect to subleasing certain properties to each other. All subleases, the majority of which are subject to renewal within the next two years, are priced at levels reflecting either market rates or the pro-rata share of square footage utilized. First Data has subleased property to Western Union in various states and countries including Georgia, Japan, New Zealand and Ireland. Western Union has subleased property to First Data in California, Colorado, Florida, Georgia, Texas, India, South Africa and United Arab Emirates. As of December 31, 2006, Western Union incurred rent expense of $0.2 million and has recognized sublease income from First Data of $0.5 million in connection with subleases entered into with First Data.

Other Related Party Transactions

The Company has ownership interests in certain of its agents, all of which are accounted for under the equity method of accounting. The Company pays these agents, as it does its other agents, commissions for money transfer and other services provided on the Company's behalf. Commissions paid to these agents for the years ended December 31, 2006, 2005, and 2004 totaled $212.2 million, $177.7 million and $105.1 million, respectively.

5. *Commitments and Contingencies*

In the normal course of business, Western Union is subject to claims and litigation. Management of Western Union believes such matters involving a reasonably possible chance of loss will not, individually or in the aggregate, result in a materially adverse effect on Western Union's financial position, results of operations or cash flows. Western Union accrues for loss contingencies as they become probable and estimable.

On August 21, 2006, the Interregional Inspectorate No. 50 of the Federal Tax Service of the Russian Federation for the City of Moscow ("Tax Inspectorate") issued a tax audit report to OOO Western Union MT East ("MT East"), an indirect wholly owned subsidiary of the Company, asserting claims for the underpayment of Russian Value Added Taxes ("VAT") related to the money transfer activities of MT East in Russia during 2003 and 2004. On October 24, 2006, the Tax Inspectorate issued its final decision for tax assessment and tax demand notices to MT East for approximately $20 million, including a 20% penalty and applicable interest to date, which assessment MT East challenged in the applicable Russian court. The court has issued its ruling in favor of MT East holding that the services provided in Russia by MT East qualify as banking services which are not subject to VAT. The Tax Inspectorate may appeal this ruling. As of December 31, 2006, the Company has not accrued any potential loss or associated penalties and interest based on the ruling issued by the court and the Company's belief that such services qualify as banking services and are not subject to tax.

Western Union is subject to unclaimed or abandoned property (escheat) laws in the United States and abroad. These laws require the Company to turn over to certain government authorities the property of others held by the Company that has been unclaimed for a specified period of time, such as unredeemed money transfers. The Company holds property subject to escheat laws and the Company has an ongoing program to comply with the laws. The Company is subject to audits with regard to its escheatment practices.

In 2002, Affiliated Computer Services ("ACS") notified First Data of its intent to audit First Data's escheatment practices (and those of all its subsidiaries) on behalf of 19 states (the "ACS States"). The ACS States have subsequently increased to 43 states. However, the ACS States have agreed to allow First Data and its subsidiaries to conduct an internal examination of their escheatment practices utilizing third-party experts. First Data has independently entered into Voluntary Disclosure Agreements with four other states (the "VDA States"). Like the ACS States, the VDA States agreed to allow First Data and its subsidiaries to conduct their own internal review in place of an audit by the states.

First Data completed the majority of its internal review in December 2005. As a result of that review, and in addition to amounts already recorded, the Company recognized an $8.2 million pretax charge, reflected in "Cost of Services" in the Consolidated Statements of Income, in the fourth quarter of 2005 for domestic and international escheatment liabilities (portions of this charge are not scheduled to be remitted until periods beyond 2006). Western Union and First Data have agreed that First Data will continue discussions with the ACS States and VDA States on behalf of Western Union and is authorized to settle the escheat liabilities within specified parameters.

Western Union has completed its internal review and is in the final discussions of the results thereof with the ACS States and the VDA States. Any difference between the amounts accrued by the Company and those claimed by a state or foreign jurisdiction will be reflected in the periods in which any resolutions occur.

The Company has $55.9 million in outstanding letters of credit and bank guarantees at December 31, 2006 with expiration dates through 2011, certain of which contain a one-year renewal option. The letters of credit and bank guarantees are primarily held in connection with lease arrangements and agent settlement agreements. The Company expects to renew the letters of credit prior to expiration in most circumstances.

Pursuant to the Separation and Distribution Agreement with First Data in connection with the spin-off (see Note 1), First Data and the Company are each liable for, and agreed to perform, all liabilities with respect to their respective businesses. In addition, the separation and distribution agreement also provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Company's business with the Company and financial responsibility for the obligations and liabilities of First Data's retained businesses with First Data. The Company also entered into a tax allocation agreement that sets forth the rights and obligations of First Data and the Company with respect to taxes imposed on their respective businesses both prior to and after the spin-off as well as potential tax obligations for which the Company may be liable in conjunction with the spin-off (see Note 10).

6. *Settlement Assets and Settlement Obligations*

Settlement assets represent funds received or to be received from agents for unsettled money transfers and consumer payments. Western Union records corresponding settlement obligations relating to amounts payable under money transfer and payment service arrangements. The difference in the aggregate amount of settlement assets and obligations is due to cumulative unrealized net investment gains and losses.

Settlement assets and obligations are comprised of the following (in millions):

December 31,	2006	2005
Settlement assets:		
Cash and cash equivalents	**$ 348.8**	$183.9
Receivables from selling agents, net	**781.2**	578.7
Investment securities	**154.2**	151.8
	$1,284.2	$914.4
Settlement obligations:		
Money transfer and payment services payables	**$ 714.5**	$521.2
Payables to agents	**568.0**	390.8
	$1,282.5	$912.0

7. Investment Securities

Investment securities consist primarily of high-quality state and municipal debt instruments. All of the Company's investment securities were marketable securities during all periods presented. The Company is required to maintain specific grades of investments and such investments are restricted to satisfy outstanding settlement obligations in accordance with applicable state regulations. Western Union does not hold financial instruments for trading purposes, and all investment securities are classified as available-for-sale and recorded at fair value, which is based primarily on market quotations. Investment securities are exposed to market risk due to changes in interest rates and credit risk. Western Union regularly monitors credit risk and attempts to mitigate its exposure by making high quality investments. At December 31, 2006, all investment securities had credit ratings of "AA-" or better from a major credit rating agency.

Unrealized gains and losses on available-for-sale securities are excluded from earnings and presented as a component of accumulated other comprehensive income or loss, net of related deferred income taxes. There were no significant realized gains transferred out of "Accumulated other comprehensive loss" during the periods presented. Proceeds from the sale and maturity of available-for-sale securities during the years ended December 31, 2006, 2005 and 2004 were $62.6 million, $49.0 million and $25.3 million, respectively.

Realized gains and losses on investments are calculated using the specific-identification method and are recognized during the period the investment is sold or when an investment experiences an other than temporary decline in value below cost or amortized cost. When an investment is deemed to have an other than temporary decline in value it is reduced to its fair value, which becomes the new cost basis of the investment. Western Union considers both qualitative and quantitative indicators, including, but not limited to, the length of time the investment has been in an unrealized loss position, when judging whether a decline in value is other-than-temporary in nature.

The components of investment securities, all of which are classified as available-for-sale, are as follows (in millions):

	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains
DECEMBER 31, 2006					
State and municipal obligations	**$145.5**	**$146.4**	**$1.0**	**$(0.1)**	**$0.9**
Preferred stock	**6.9**	**7.8**	**0.9**	—	**0.9**
	$152.4	**$154.2**	**$1.9**	**$(0.1)**	**$1.8**
DECEMBER 31, 2005					
State and municipal obligations	$142.4	$144.9	$2.6	$(0.1)	$2.5
Preferred stock	6.9	6.9	—	—	—
	$149.3	$151.8	$2.6	$(0.1)	$2.5

No individual investment balance included within investment securities represents greater than 10% of total investment securities as of December 31, 2006 and 2005.

The following summarizes contractual maturities of state and municipal obligations as of December 31, 2006 (in millions):

	Amortized Cost	*Fair Value*
Due within 1 year	$ 33.5	$ 33.6
Due after 1 year through 5 years	70.3	71.0
Due after 5 years through 10 years	8.8	8.8
Due after 10 years	32.9	33.0
	$145.5	$146.4

Preferred stock is not included above because the securities do not have fixed maturities. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligations.

The following tables present the gross unrealized losses and fair value of Western Union's investment securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2006 and 2005 (in millions):

	Less than 12 Months		*Greater than 12 Months*			
	Fair Value	*Unrealized Losses*	*Fair Value*	*Unrealized Losses*	*Total Fair Value*	*Total Unrealized Losses*
DECEMBER 31, 2006						
State and municipal obligations	**$ 7.7**	**$(0.1)**	**$9.7**	**$—**	**$17.4**	**$(0.1)**
	$ 7.7	**$(0.1)**	**$9.7**	**$—**	**$17.4**	**$(0.1)**
DECEMBER 31, 2005						
State and municipal obligations	$18.5	$(0.1)	$ —	$—	$18.5	$(0.1)
	$18.5	$(0.1)	$ —	$—	$18.5	$(0.1)

The unrealized losses as of December 31, 2006 and 2005 on the Company's investments in state and municipal obligations were the result of increases in interest rates and were not related to credit quality. These unrealized losses were deemed to be not other-than-temporary because the Company has the ability and intent to hold these investments until a recovery of fair value occurs, which may be upon maturity.

All of the Company's investments in preferred stock are in government sponsored mortgage entities. Analyses of the unrealized losses on preferred stock performed during 2005 and 2004 indicated other-than-temporary impairments on a portion of the Company's investments, resulting in impairment charges of $1.1 million and $1.0 million for 2005 and 2004, respectively. There were no charges recorded for other-than-temporary declines in investment values in 2006.

8. *Property and Equipment*

Property and equipment consists of the following (in millions):

December 31,	2006	2005
Equipment	$ 245.8	$ 222.0
Leasehold improvements	32.4	27.1
Furniture and fixtures	23.9	16.6
Land and improvements	12.9	—
Buildings	71.5	—
Projects in process	2.7	0.3
	389.2	266.0
Less accumulated depreciation	(213.1)	(183.6)
Property and equipment, net	$ 176.1	$ 82.4

Amounts charged to expense for depreciation of property and equipment were $34.8 million, $32.0 million, and $34.0 million during the years ended December 31, 2006, 2005 and 2004, respectively.

9. *Other Assets and Other Liabilities*

The following table summarizes the components of other assets and other liabilities (in millions):

December 31,	2006	2005
OTHER ASSETS:		
Equity method investments	$165.1	$150.2
Amounts advanced to agents, net of discounts	112.4	46.0
Deferred customer set up costs	45.5	46.2
Prepaid commissions	37.8	—
Accounts receivable, net	24.3	24.8
Receivable from First Data for stock option proceeds	17.8	—
Prepaid expenses	16.6	9.0
Debt issue costs	14.6	—
Derivative financial instruments	0.6	19.4
Other	68.7	46.4
Total other assets	$503.4	$342.0
OTHER LIABILITIES:		
Deferred revenue	$ 83.3	$ 87.1
Derivative financial instruments	12.8	1.1
Due to minority interest holder	—	23.8
Other	51.3	35.9
Total other liabilities	$147.4	$147.9

Amounts advanced to agents

From time to time, we make advances and loans to agents. In 2006, we signed a six year agreement with one of our existing agents which included a four year loan of $140.0 million to the agent, of which $20.0 million was repaid by the agent during 2006. The terms of the loan agreement require that a percentage of commissions earned by the agent (52% in 2007, 61% in 2008 and 64% in 2009) be withheld by us as repayment of the loan and the agent remains obligated to repay the loan if commissions earned are not sufficient. We impute interest on this below-market rate note receivable and recorded it net of an original discount of $52.7 million. Such discount was $37.8 million as of December 31, 2006.

10. Income Taxes

The components of pretax income are as follows (in millions):

Year Ended December 31,	2006	2005	2004
Components of pretax income:			
Domestic	**$ 707.1**	$ 801.9	$ 689.7
Foreign	**628.0**	542.2	408.9
	$1,335.1	$1,344.1	$1,098.6

The provision for income taxes is as follows (in millions):

Year Ended December 31,	2006	2005	2004
Federal	**$331.1**	$338.0	$276.1
State and local	**34.5**	29.1	35.7
Foreign	**55.5**	49.6	35.2
	$421.1	$416.7	$347.0

The Company's effective tax rates differ from statutory rates as follows:

Year Ended December 31,	2006	2005	2004
Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefits	**2.0%**	2.0%	2.0%
Foreign rate differential	**(6.3)%**	(5.8)%	(4.7)%
Federal tax credits	**(0.3)%**	(0.4)%	(0.5)%
Other	**1.1%**	0.2%	(0.2)%
Effective tax rate	**31.5%**	31.0%	31.6%

Western Union's income tax provision consists of the following components (in millions):

Year Ended December 31,	2006	2005	2004
Current:			
Federal	**$314.0**	$326.4	$228.9
State and local	**33.1**	26.0	30.7
Foreign	**61.1**	39.4	39.8
Total current taxes	**408.2**	391.8	299.4
Deferred:			
Federal	**17.1**	11.6	47.2
State and local	**1.4**	3.1	5.0
Foreign	**(5.6)**	10.2	(4.6)
Total deferred taxes	**12.9**	24.9	47.6
	$421.1	$416.7	$347.0

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the book and tax bases of Western Union's assets and liabilities. The following table outlines the principal components of deferred tax items (in millions):

December 31,	2006	2005
Deferred tax assets related to:		
Reserves and accrued expenses	**$ 24.0**	$ 15.6
Pension obligations	**21.6**	25.6
Deferred revenue	**6.2**	6.2
Other	**8.3**	8.4
Total deferred tax assets	**60.1**	55.8
Deferred tax liabilities related to:		
Property, equipment and intangibles	**325.2**	292.8
Other	**9.7**	11.1
Total deferred tax liabilities	**334.9**	303.9
Net deferred tax liability	**$274.8**	$248.1

The Company's effective tax rates on pretax income were 32%, 31%, and 32% for the years ended December 31, 2006, 2005, and 2004, respectively. The effective tax rate over the three periods remained relatively constant, with 2005 benefiting slightly from certain state tax adjustments.

The Company has established contingency reserves for material, known tax exposures, including potential tax audit adjustments with respect to our international operations, which were restructured in 2003. The Company's tax reserves reflect what it believes to be reasonable assumptions as to the likely resolution of the issues involved if subject to judicial review. While the Company believes that its reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed its related reserve. Any difference from the Company's position as recorded in its financial statements and the final resolution of a tax issue will be reflected in the Company's income tax expense in the period during which the issue is resolved. Such resolution could also affect the Company's effective tax rate in future periods.

To address certain tax aspects of the 2003 restructuring of the Company's international operations, discussions were initiated with the Internal Revenue Service ("IRS") pursuant to its Advance Pricing Agreement, or "APA," Program. The Company, however, was notified by the IRS in October 2006 that it will not be able to conclude an arrangement acceptable to the Company through the APA Program. Thus, the tax aspects of the 2003 restructuring will be addressed as part of ongoing federal income tax audits.

The Company has benefited from the 2003 restructuring by having its income from certain foreign-to-foreign money transfer transactions taxed at relatively low foreign tax rates rather than the U.S. and state combined statutory tax rate. The amount of taxes attributable to such rate differential cumulatively totaled approximately $210.8 million through December 31, 2006.

At December 31, 2006, no provision had been made for U.S. federal and state income taxes on foreign earnings of approximately $829.5 million, which are expected to be reinvested outside the United States indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits), state income taxes, and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred U.S. tax liability is not practicable because of the complexities associated with its hypothetical calculation.

Pursuant to a tax allocation agreement signed in connection with the spin-off from First Data, the Company and First Data each are liable for taxes imposed on their respective businesses both prior to and after the spin-off. Although management of the Company believes that such taxes have been appropriately apportioned between First Data and the Company through 2006, subsequent adjustments may occur as tax filings for such years are made with all applicable tax jurisdictions and such filings are finalized.

Also under the tax allocation agreement, with respect to taxes and other liabilities that could be imposed as a result of a final determination that is inconsistent with the anticipated tax consequences (as set forth in the private letter ruling) in connection with the spin-off (and certain related transactions) if such transactions do not qualify for tax-free treatment under the Internal Revenue Code, the Company will be liable to First Data (i) for any such taxes or liabilities attributable solely to actions taken by or with respect to the Company, and (ii) for 50% of any such taxes or liabilities (A) that would not have been imposed but for the existence of both an action by the Company and an action by First Data or (B) where the Company and First Data each take actions that, standing alone, would have resulted in the imposition of such taxes or liabilities. The Company may be similarly liable if it breaches certain representations or covenants set forth in the tax allocation agreement. If the Company is required to indemnify First Data for taxes incurred as a result of the spin-off being taxable to First Data, it likely would have a material adverse effect on the Company's business, financial position and results of operations.

11. Employee Benefit Plans

Defined Contribution Plans

Prior to the spin-off from First Data, eligible full-time non-union employees of the Company were covered under a First Data sponsored defined contribution incentive savings plan. Employees who made voluntary contributions to this plan, received up to a 3% Western Union matching contribution, service related contributions of 1.5% to 3% of eligible employee compensation, certain other additional employer contributions, and additional discretionary Company contributions. In addition, First Data provided non-qualified deferred compensation plans for certain highly compensated employees. These plans provided tax-deferred contributions, matching and the restoration of Company contributions under the defined contribution plans otherwise limited by IRS or plan limits.

The Company's Board of Directors approved The Western Union Company Incentive Savings Plan ("401(k)") as of September 29, 2006, covering eligible non-union employees of Western Union after the spin-off date. Employees that make voluntary contributions to this plan receive up to a 4% Western Union matching contribution. All matching contributions are immediately 100% vested.

The Company also has a 401(k) plan covering its union employees. Western Union contributes 4% of eligible employee compensation. Union employees who make voluntary contributions receive up to a 1.5% Western Union matching contribution in addition to a $650 per employee lump-sum contribution per year.

In addition, Western Union's Board of Directors adopted a non-qualified deferred compensation plan for highly compensated employees. The plan provides tax-deferred contributions, matching and the restoration of Company matching contributions otherwise limited under the 401(k).

The aggregate amount charged to expense in connection with all of the above plans was $9.2 million, $8.1 million, and $7.5 million during the years ended December 31, 2006, 2005, and 2004, respectively.

Defined Benefit Plans

FFMC's acquisition of WUFSI in November 1994 included the assumption of $304.0 million of underfunded pension obligations related to two frozen defined benefit pension plans. Benefit accruals under these plans were frozen in 1988. First Data reduced these underfunded obligations by contributing $35.6 million in 2004 to the plans. No contributions were made by First Data or Western Union in 2005 and 2006. As part of the Distribution, Western Union is responsible for any remaining underfunded pension obligations. Western Union does not currently anticipate contributing to the plans in 2007. A September 30 measurement date is used for the Company's plans.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, which requires the Company to recognize the funded status of its pension plans in its Consolidated Balance Sheets as of December 31, 2006 with a corresponding adjustment to "Accumulated other comprehensive loss", net of tax. Due to the frozen status of the Company's pension plans, the Company's funded status of its pension plans was already reflected in its Consolidated Balance Sheets, and therefore, no such adjustment was required to "Pension obligations", "Deferred tax liability, net" or "Accumulated other comprehensive loss" on adoption of SFAS No. 158.

The following table provides a reconciliation of the changes in the pension plans' benefit obligations and fair value of assets for the plan years ended September 30, 2006 and 2005, and a statement of the funded status of the plans as of September 30, 2006 and 2005 (in millions):

September 30,	2006	2005
CHANGE IN BENEFIT OBLIGATION		
Projected benefit obligation at October 1,	**$494.1**	$515.7
Interest costs	**24.8**	25.6
Actuarial (gain)/loss	**(13.5)**	0.4
Benefits paid	**(46.4)**	(47.6)
Projected benefit obligation at September 30,	**459.0**	494.1
CHANGE IN PLAN ASSETS		
Fair value of plan assets at October 1,	**424.3**	432.8
Actual return on plan assets	**28.2**	39.1
Benefits paid	**(46.4)**	(47.6)
Fair value of plan assets at September 30,	**406.1**	424.3
Funded status of the plan	**(52.9)**	(69.8)
Unrecognized amounts, principally unrecognized actuarial loss	**98.1**	114.2
Total recognized	**$ 45.2**	$ 44.4
Accumulated benefit obligation	**459.0**	494.1

The pension obligations and changes in the value of plan assets to meet those obligations are not recognized as actuarial gains and losses of the plan as they occur but are recognized systematically over subsequent periods. These differences are treated as an unrecognized net gain/loss and not an immediate recognized amount. Included in "Accumulated other comprehensive loss" at December 31, 2006 is $3.6 million ($2.3 million net of tax) of unrecognized actuarial losses that are expected to be recognized in net periodic pension cost during the year ended December 31, 2007. No plan assets are expected to be returned to the Company during the year ended December 31, 2007.

The following table provides the amounts recognized in the Consolidated Balance Sheets (in millions):

December 31,	2006	2005
Accrued benefit liability	**$(52.9)**	$(69.8)
Accumulated other comprehensive income	**98.1**	114.2
Net amount recognized	**$ 45.2**	$ 44.4

For the plan years ended September 30, 2006 and 2005, the projected benefit obligation was equal to the accumulated benefit obligation.

The following table provides the components of net periodic benefit income for the plans (in millions):

December 31,	2006	2005	2004
Interest cost	**$ 24.8**	$ 25.6	$ 29.0
Expected return on plan assets	**(29.9)**	(33.8)	(35.3)
Amortization of unrecognized actuarial loss	**4.2**	2.7	0.7
Net periodic benefit income	**$ (0.9)**	$ (5.5)	$ (5.6)

The minimum pension liability included in other comprehensive income (loss), net of tax, decreased $10.8 million and $4.9 million in 2006 and 2005, respectively, and increased $13.6 million in 2004.

The weighted-average rate assumptions used in the measurement of the Company's benefit obligation are as follows:

	2006	2005
Discount rate	**5.61%**	5.25%

The weighted-average rate assumptions used in the measurement of the Company's net cost (income) are as follows:

	2006	2005	2004
Discount rate	**5.24%**	5.19%	5.90%
Expected long-term return on plan assets	**7.50%**	7.75%	8.00%

SFAS No. 87 requires the sponsor of a defined benefit plan to measure the plan's obligations and annual expense using assumptions that reflect best estimates and are consistent to the extent that each assumption reflects expectations of future economic conditions. As the bulk of the pension benefits will not be paid for many years, the computation of pension expenses and benefits is based on assumptions about future interest rates and expected rates of return on plan assets. In general, pension obligations are most sensitive to the discount rate assumption, and it is set based on the rate at which the pension benefits could be settled effectively.

Western Union employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income securities are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established using a building block approach with proper consideration of diversification and re-balancing. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

Pension plan asset allocation at September 30, 2006 and 2005, and target allocations based on investment policies, are as follows:

	Percentage of Plan Assets at Measurement Date	
Asset Category	2006	2005
Equity securities	**40%**	44%
Debt securities	**58%**	55%
Other	**2%**	1%
	100%	100%

	Target Allocation
Equity securities	30-50%
Debt securities	50-60%
Other	0-10%

Certain members of the Company's Board of Directors and management are affiliated with companies whose securities are held in Western Union's pension trust, which is managed by independent asset managers. Therefore, these affiliated companies are considered related parties. The following table details plan assets invested in these related party securities as of September 30, 2006 and 2005:

	2006		
Plan Common Stock Holdings	*Shares (in thousands)*	*Fair Market Value (in millions)*	*% of Total Plan Assets*
Altria Group, Inc. common stock	11.4	$0.9	0.21%
First Data Corporation common stock	14.9	$0.3	0.08%
The Western Union Company common stock	14.9	$0.3	0.07%
Bank of New York Company Inc. common stock	23.6	$0.8	0.20%
Plan Corporate Bond Holdings	*Principal (in millions)*	*Fair Market Value (in millions)*	*% of Total Plan Assets*
Allstate Corporation corporate bond	$0.5	$0.6	0.14%
Kraft Foods corporate bond	$0.6	$0.7	0.16%
New York Life Insurance Company corporate bond	$0.8	$0.8	0.19%

	2005		
Plan Asset Holdings	*Shares (in thousands)*	*Fair Market Value (in millions)*	*% of Total Plan Assets*
First Data Corporation common stock	18.1	$0.7	0.16%
Bank of New York Company Inc. common stock	23.8	$0.7	0.16%
Hewitt Associates, Inc. common stock	5.5	$0.1	0.02%

The maturities of debt securities at September 30, 2006 range from less than one year to 60 years with a weighted-average maturity of 15 years.

Western Union employs a total return investment approach whereby a mix of equities and fixed income investments are used in an effort to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and plan funded status. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as securities deemed to be growth, value, and small and large capitalizations. Other assets, primarily private equity, are used judiciously in an effort to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset and liability studies.

The estimated future benefit payments are expected to be $45.2 million in 2007, $44.1 million in 2008, $42.9 million in 2009, $41.8 million in 2010, $40.6 million in 2011 and $183.0 million in 2012 through 2016.

Western Union administers a post-retirement health care plan to union employees that was in effect when First Data acquired FFMC. Generally, retired employees bear the entire cost of the premiums. Western Union also offers a short-term disability plan for union employees. The Company's obligations pursuant to these plans are immaterial.

12. Operating Lease Commitments

Western Union leases certain real properties for use as customer service centers and administrative and sales offices. Western Union also leases data communications terminals, computers and office equipment. Certain of these leases contain renewal options and escalation provisions. These leases include certain sublease agreements with First Data, as discussed in Note 4. Total rent expense under operating leases was $29.2 million, $28.6 million, and $26.3 million during the years ended December 31, 2006, 2005 and 2004, respectively.

As of December 31, 2006, the minimum aggregate rental commitments under all noncancelable operating leases, net of sublease income commitments aggregating $9.1 million through 2011, are as follows (in millions):

Year Ending December 31,	
2007	$20.5
2008	16.8
2009	9.2
2010	7.2
2011	5.9
Thereafter	19.7
Total future minimum lease payments	$79.3

13. Stockholders' Equity

Accumulated other comprehensive loss

The income tax effects allocated to and the cumulative balance of each component of accumulated other comprehensive loss are as follows (in millions):

	Beginning Balance	Pretax Gain (Loss)	Tax Benefit (Expense)	Net of Tax Amount	Ending Balance
DECEMBER 31, 2006					
Unrealized gains (losses) on investment securities	$ 1.6	$ (0.7)	$ 0.3	$ (0.4)	$ 1.2
Unrealized gains (losses) on hedging activities	—	(31.0)	1.7	(29.3)	(29.3)
Foreign currency translation adjustment	10.5	11.7	(4.2)	7.5	18.0
Minimum pension liability	(74.2)	12.7	(1.9)	10.8	(63.4)
	$(62.1)	$ (7.3)	$(4.1)	$(11.4)	$(73.5)
DECEMBER 31, 2005					
Unrealized gains (losses) on investment securities	$ 3.8	$ (3.4)	$ 1.2	$ (2.2)	$ 1.6
Foreign currency translation adjustment	15.3	(7.2)	2.4	(4.8)	10.5
Minimum pension liability	(79.1)	7.6	(2.7)	4.9	(74.2)
	$(60.0)	$ (3.0)	$ 0.9	$ (2.1)	$(62.1)
DECEMBER 31, 2004					
Unrealized gains (losses) on investment securities	$ 6.8	$ (4.6)	$ 1.6	$ (3.0)	$ 3.8
Foreign currency translation adjustment	13.6	2.7	(1.0)	1.7	15.3
Minimum pension liability	(65.5)	(20.8)	7.2	(13.6)	(79.1)
	$(45.1)	$(22.7)	$ 7.8	$(14.9)	$(60.0)

Cash Dividends Paid

During the fourth quarter of 2006, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per common share representing $7.7 million which was paid in December 2006.

Share Repurchases

In September 2006, the Company's Board of Directors authorized the purchase of up to $1 billion of the Company's common stock on the open market through December 31, 2008. During 2006, the Company repurchased 0.9 million shares of common stock at an average price of $22.79 per share.

14. Derivative Financial Instruments

The Company is exposed to foreign currency risk resulting from fluctuations in exchange rates, primarily the euro and British pound, related to forecasted revenues and also on settlement assets and obligations. Additionally, the Company is exposed to interest rate risk related to changes in market rates both prior to and subsequent to the issuance of debt. The Company's policy is to minimize its exposures related to adverse changes in foreign currency exchange rates and interest rates, while prohibiting speculative or market-making activities. The Company uses longer-term foreign currency forward contracts, generally with maturities of one year or less, to mitigate some of the risk related to forecasted revenues. Short-term foreign currency forward contracts, generally with maturities from a few days up to three weeks, are utilized to offset foreign exchange rate fluctuations on settlement assets and settlement obligations between transaction initiation and settlement. Forward starting interest rate swaps were utilized in 2006 to reduce the risk of interest rate fluctuations on forecasted debt issuances.

The Company previously restated its financial statements for certain derivatives originally intended to qualify as cash flow hedges in accordance with SFAS No. 133. On September 29, 2006, the Company either settled its outstanding derivatives that were determined to not qualify for hedge accounting or offset such derivatives with new derivatives that were not designated as hedges in accordance with SFAS No. 133. As such, the effect of the changes in the fair value of these hedges prior to September 29, 2006 is included in "Derivative (losses)/gains, net." On September 29, 2006 and during the fourth quarter of 2006, the Company entered into new derivative contracts in accordance with its revised foreign currency derivatives and hedging processes, which were designated and qualify as cash flow hedges under SFAS No. 133.

The Company does not believe its derivative financial instruments expose it to more than a nominal amount of credit risk as the counterparties are established, well-capitalized financial institutions with credit ratings of "A" or better from major rating agencies. The credit risk inherent in these agreements represents the possibility that a loss may occur from the nonperformance of a counterparty to the agreements. The Company performs a review of the credit risk of these counterparties at the inception of the hedge, on a quarterly basis and as circumstances warrant. The Company also monitors the concentration of its contracts with any individual counterparty. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. The Company's exposures are in liquid currencies, so there is minimal risk that appropriate derivatives to maintain the hedging program would not be available in the future.

The details of each designated hedging relationship are formally documented at the inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks being hedged, the derivative instrument, how effectiveness is being assessed and how ineffectiveness, if any, will be measured. The derivative must be highly effective in offsetting the changes in cash flows, and effectiveness is continually evaluated on a retrospective and prospective basis. The Company assesses the effectiveness of its foreign currency forward contracts, used to mitigate some of the risks related to forecasted revenues, based on changes in the spot rate of the affected currencies during the period of designation. Accordingly, all changes in the fair value of the hedges not considered effective are recognized immediately in "Derivative (losses)/gains, net" within the Company's Consolidated Statements of Income. Changes in the fair value due to the interest rate differential between the two currencies, and all changes in the fair value during periods in which the instrument was not designated as a hedge, were excluded from the measure of effectiveness and resulted in a $1.5 million gain during the year ended December 31, 2006.

The aggregate United States dollar equivalent notional amount of foreign currency forward contracts held by the Company with external third parties as of the balance sheet dates are as follows (in millions):

December 31,	*2006*	*2005*
Contracts not designated as hedges:		
Euro	**$249.5**	$497.8
British pound	**43.5**	82.0
Other	**51.1**	78.1
Contracts designated as hedges:		
Euro	**333.9**	—
British pound	**73.2**	—

As of December 31, 2006 and 2005, the carrying value and fair value of the Company's foreign currency forward contracts with external third parties was a $12.2 million net liability and an $18.3 million net asset, respectively, as disclosed in Note 9.

The aggregate notional amount of foreign currency swap arrangements held by the Company with First Data affiliates totaled 238.1 million euros at December 31, 2005. The fair market value of these swaps ($7.2 million asset as of December 31, 2005) was settled in cash along with the related notes receivable in connection with the spin-off on September 29, 2006 (Note 1).

In October 2006, the Company executed forward starting interest rate swaps with a combined notional amount of $875 million to fix the interest rate in connection with an anticipated issuance of fixed rate debt securities expected to be issued between October 2006 and May 2007. The Company designated these derivatives as cash flow hedges of the variability in the cash outflows of interest payments on the first $875 million of the forecasted debt issuance due to changes in the benchmark interest rate. The swaps were expected to be highly effective in hedging the interest payments associated with the forecasted debt issuance as the terms of the hedges, including the life and notional amount, mirrored the probable issuance dates of the forecasted debt issuances, and statistical analyses of historical relationships indicated a high correlation between spot and forward swap rates for all possible issuance dates within the expected range of issuance dates.

In November 2006, the Company terminated these swaps in conjunction with the issuance of the 2011 and 2036 Notes as described in Note 15, by paying cash of approximately $18.6 million to the counterparties. The difference in the actual issuance date and the probable issuance date as stated in our hedge designation documentation resulted in ineffectiveness of $0.6 million, which was immediately recognized in "Derivative (losses)/ gains, net" in the Consolidated Statements of Income. No amounts were excluded from the measure of effectiveness. The remaining $18.0 million loss on the hedges was included in "Accumulated other comprehensive loss" and will be reclassified to "Interest expense" over the life of the related notes.

The following table summarizes activity in "Accumulated other comprehensive loss" related to all derivatives designated as cash flow hedges (in millions):

	2006	2005	2004
Balance included in "Accumulated other comprehensive loss" at January 1,	$ —	$—	$—
Reclassification into earnings from "Accumulated other comprehensive loss":			
Revenue	(1.8)	—	—
Interest expense	0.2	—	—
Total reclassifications	(1.6)	—	—
Changes in fair value of derivatives, net of tax	(27.7)	—	—
Balance included in "Accumulated other comprehensive loss" at December 31,	$(29.3)	$—	$—

As of December 31, 2006, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with foreign currency risk related to future revenues is 12 months. Therefore, $11.5 million of "Accumulated other comprehensive loss" related to the foreign currency forward contracts is expected to be reclassified into revenue within the next 12 months. Approximately $1.7 million of losses on the forecasted debt issuance hedges are expected to be recognized in interest expense during the next 12 months. No amounts have been reclassified into earnings as a result of the underlying transaction no longer being considered probable of occurring within the specified time period.

15. Borrowings

The Company's outstanding borrowings at December 31, 2006 consist of the following (in millions):

	December 31, 2006	
	Carrying Value	Fair Value
Short-term:		
Commercial paper	$ 324.6	$ 324.6
Note payable due January 2007	3.0	3.0
Long-term:		
Floating rate notes, due 2008	500.0	499.8
5.400% notes, net of discount, due 2011	999.0	986.3
5.930% notes, net of discount, due 2016	999.7	992.2
6.200% notes, net of discount, due 2036	497.2	471.4
Total borrowings	$3,323.5	$3,277.3

Exclusive of discounts, maturities of borrowings as of December 31, 2006 are $327.6 million in 2007, $500.0 million in 2008, $1.0 billion in 2011 and $1.5 billion thereafter. There are no contractual maturities on borrowings during 2009 and 2010.

No borrowings existed at December 31, 2005. The Company's obligations under all of its financing facilities, as described below, rank equally.

Commercial Paper Program

On November 3, 2006, the Company established a commercial paper program pursuant to which the Company may issue unsecured commercial paper notes (the "Commercial Paper Notes") in an amount not to exceed $1.5 billion outstanding at any time prior to the commercial paper program expiration in 2011. The Commercial Paper Notes may have maturities of up to 397 days from date of issuance. Interest rates for borrowings are based on market rates at the time of issuance. The Company's commercial paper borrowings at December 31, 2006 were $324.6 million, had a weighted average interest rate of approximately 5.4% and a weighted-average initial term of 17 days. At December 31, 2006, $1,175.4 million was available to borrow under the commercial paper program.

Revolving Credit Facility

On September 27, 2006, the Company entered into a five-year unsecured revolving credit facility, which includes a $1.5 billion revolving credit facility, a $250.0 million letter of credit sub-facility and a $150.0 million swing line sub-facility (the "Revolving Credit Facility"). The Revolving Credit Facility contained certain covenants that limit or restrict the ability of the Company and other significant subsidiaries to incur debt, collateralize, sell, assign, transfer or otherwise dispose of specified assets, or enter into specified sale and leaseback transactions. The Company was also required to maintain compliance with a consolidated interest coverage ratio covenant. In October 2006, the Company repaid the entire $100 million amount due under the Revolving Credit Facility which had been borrowed in connection with the spin-off from First Data. As a result, there were no borrowings or accrued interest under the Revolving Credit Facility as of December 31, 2006.

Interest due under the Revolving Credit Facility is fixed for the term of each borrowing and is payable according to the terms of that borrowing. Generally, interest is calculated using LIBOR plus an interest rate margin (19 basis points as of December 31, 2006). A facility fee is also payable quarterly on the total facility, regardless of usage (6 basis points as of December 31, 2006). The facility fee percentage is determined based on our credit rating assigned by Standard & Poor's Ratings Services ("S&P") and/or Moody's Investor Services, Inc. ("Moody's"). In addition, to the extent the aggregate outstanding borrowings under the Revolving Credit Facility exceed 50% of the related aggregate commitments, a utilization fee based upon such ratings is payable to the lenders on the aggregate outstanding borrowings (5 basis points as of December 31, 2006).

Notes

On September 29, 2006, the Company issued to First Data $1.0 billion aggregate principal amount of unsecured notes maturing on October 1, 2016 (the "2016 Notes") in partial consideration for the contribution by First Data to the Company of its money transfer and consumer payments businesses in connection with the spin-off. The 2016 Notes were issued in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended. Immediately after the spin-off, First Data exchanged the 2016 Notes with two financial institutions for indebtedness of First Data that the financial institutions held at that time. The financial institutions then sold the 2016 Notes in transactions exempt from the registration requirements of the Securities Act of 1933. The Company did not receive any of the proceeds from the subsequent sale of the 2016 Notes.

Interest on the 2016 Notes is payable semiannually on April 1 and October 1 each year based on a fixed per annum interest rate of 5.930%. The indenture governing the 2016 Notes contains covenants that limit or restrict the ability of the Company and other significant subsidiaries to incur debt (in the case of significant subsidiaries), collateralize, sell, assign, transfer or otherwise dispose of specified assets, or enter into sale and leaseback transactions. The Company may redeem the 2016 Notes at any time prior to maturity at the applicable treasury rate plus 20 basis points.

On November 17, 2006, the Company issued $2 billion aggregate principal amount of the Company's unsecured fixed and floating rate notes, comprised of $500 million aggregate principal amount of the Company's Floating Rate Notes due 2008 (the "Floating Rate Notes"), $1 billion aggregate principal amount of 5.400% Notes due 2011 (the "2011 Notes") and $500 million aggregate principal amount of 6.200% Notes due 2036 (the "2036 Notes"). The Floating Rate Notes, 2011 Notes, and 2036 Notes were issued in reliance on exemptions from the registration requirements of the Securities Act of 1933, as amended.

The Company used the net proceeds of the offering of the 2011 Notes, the 2036 Notes, and the Floating Rate Notes, together with the proceeds of approximately $400 million of commercial paper the Company issued, to repay the entire $2.4 billion in principal amount outstanding under a bridge loan facility entered into by the Company's subsidiary FFMC, described below. This repayment resulted in the release and termination of certain guarantees entered into by FFMC in connection with the spin-off relating to our 2016 Notes and the Revolving Credit Facility.

Interest with respect to the 2011 Notes and 2036 Notes is payable semiannually on May 17 and November 17 each year based on fixed per annum interest rates of 5.400% and 6.200%, respectively. Interest with respect to the Floating Rate Notes is payable quarterly in arrears on February 17, May 17, August 17, and November 17 each year at a per annum rate equal to the three month LIBOR plus 15 basis points, reset quarterly (5.52% at December 31, 2006). The indenture governing the 2011 Notes, 2036 Notes and Floating Rate Notes contains covenants that limit or restrict the ability of the Company and other significant subsidiaries to incur debt (in the case of significant subsidiaries), collateralize, sell, assign, transfer or otherwise dispose of specified assets, or enter into sale and leaseback transactions. The Company may redeem the 2011 Notes and the 2036 Notes at any time prior to maturity at the applicable treasury rate plus 15 basis points and 25 basis points, respectively. The Company may redeem the Floating Rate Notes at any time on or after May 17, 2007 at a redemption price equal to 100% of the principal amount of the Floating Rate Notes to be redeemed plus accrued interest thereon to the date of redemption.

In connection with the issuance of the 2011 Notes, the 2016 Notes, the 2036 Notes, and the Floating Rate Notes, the Company filed a registration statement on Form S-4 with the Securities and Exchange Commission on December 22, 2006, which provided the holders of the notes an offer to exchange their previously issued notes for identical notes which have been registered. The exchange offer closed on February 6, 2007.

Bridge Loan

On September 27, 2006, FFMC entered into an unsecured bridge financing facility in an aggregate principal amount of $2.4 billion (the "Bridge Loan") with a syndicate of lenders. On September 29, 2006, FFMC borrowed under the Bridge Loan an aggregate principal amount equal to $2.4 billion in connection with the spin-off. The Bridge Loan was repaid on November 17, 2006 with proceeds from the issuance of the 2011 Notes, 2036 Notes, and Floating Rate Notes, together with the proceeds of approximately $400 million of commercial paper the Company issued.

16. Stock Compensation Plans

Stock Compensation Plans After the Spin-Off and Conversion of Existing Awards Under First Data Plans

Prior to and in connection with the spin-off, the Company adopted and First Data as its sole stockholder prior to the spin-off approved, The Western Union Company 2006 Long-Term Incentive Plan ("2006 LTIP") and The Western Union Company 2006 Non-Employee Director Equity Compensation Plan ("2006 Director Plan"). The 2006 LTIP provides for the granting of stock options, restricted stock awards and units, unrestricted stock awards, and other equity-based awards, to employees and other key individuals who perform services for the Company. The 2006 Director Plan provides for the granting of equity-based awards to non-employee directors of the Company.

Options granted under the 2006 LTIP are issued with exercise prices equal to the fair market value of Western Union common stock on the grant date, have 10-year terms, and vest over four equal annual increments beginning 12 months after the date of grant. Compensation expense related to stock options is recognized over the requisite service period. The requisite service period for stock options is the same as the vesting period, with the exception of retirement eligible employees, who have shorter requisite service periods ending when the employees become retirement eligible.

Restricted stock awards and units granted under the 2006 LTIP typically become 100% vested on the three year anniversary of the grant date. The fair value of the awards granted is measured based on the fair market value of the shares on the date of grant, and the related compensation expense is recognized over the requisite service period which is the same as the vesting period. A maximum of 120.0 million shares of common stock may be awarded under the 2006 LTIP. As of December 31, 2006, the Company has issued 6.4 million options and 1.1 million restricted stock awards and units to certain employees of the Company under the 2006 LTIP.

On September 29, 2006, the Company awarded a founders' grant of either restricted stock awards or units to certain employees who are not otherwise eligible to receive stock-based awards under the 2006 LTIP. These awards vest in two equal annual increments on the first and second anniversary of the grant date. The fair value of the awards granted was measured based on the when-issued closing price of the Company's common stock of $19.13 on the grant date and is being recognized ratably over the vesting period. Included in the 1.1 million restricted stock awards and units issued under the 2006 LTIP described in the preceding paragraph, were 0.3 million restricted stock awards or units issued in connection with the founders' grant.

Options granted under the 2006 Director Plan are issued at prices equal to the fair market value of Western Union common stock at the grant date, have 10-year terms, and vest immediately. Since options and stock units under this plan vest immediately, compensation expense is recognized on the date of grant based on the fair market value of the awards when granted. Awards under the plan may be settled immediately unless the participant elects to defer the receipt of the common shares under applicable plan rules. A maximum of 1.5 million shares of common stock may be awarded under the 2006 Director Plan. As of December 31, 2006, the Company has issued 0.2 million options and 0.1 million unrestricted stock units to non-employee directors of the Company.

At the time of the spin-off, First Data converted stock options, restricted stock awards, and restricted stock units (collectively, "Stock-Based Awards") on First Data stock held by First Data and Western Union employees. For First Data employees, one replacement First Data Stock-Based Award and one Western Union Stock-Based Award were distributed for every First Data Stock-Based Award held prior to the spin-off, which maintained both the pre-conversion aggregate intrinsic value and the ratio of the exercise price per share to the fair market value per share. For Western Union employees, outstanding First Data Stock-Based Awards were converted to new Western Union Stock-Based Awards at a conversion ratio of 2.1955 Western Union Stock-Based Awards for every First Data Stock-Based Award held prior to the spin-off. The conversion was based on the pre-distribution First Data closing price with due bills of $42.00 relative to the Western Union when-issued closing price of $19.13 on September 29, 2006. The new Western Union Stock-Based Awards maintained both the pre-conversion aggregate intrinsic value of each option and the ratio of the exercise price per share to the fair market value per share. Substantially all converted Stock-Based Awards are subject to the terms and conditions applicable to the original First Data stock options, restricted stock awards and restricted stock units. These Western Union options are considered to have been issued under the 2006 LTIP.

The conversion of each First Data stock option to 2.1955 Western Union stock options constituted a modification of those stock option awards under the provisions of SFAS No. 123R. Stock-based compensation relating to the incremental fair value between First Data awards held prior to the spin-off and Western Union awards subsequent to the modification resulted in additional stock based compensation charges of $3.4 million of which $1.8 million was recognized on September 29, 2006 related to previously vested options, and $1.6 million is being recognized over the remaining vesting period of the associated modified unvested options.

The substitute stock options, representing those stock options held by Western Union employees that were converted from First Data stock options to Western Union options at a conversion ratio of 2.1955, have exercise prices equal to the fair market value of a share of common stock on the grant date, as adjusted by the conversion ratio, and substantially all have a term of 10 years. The substitute stock options maintained their original vesting schedules. Generally, these stock options had an original vesting schedule of four years and vested ratably in four equal annual increments. A similar conversion process was completed to determine the number of the Company's restricted stock awards and restricted stock units substituted on September 29, 2006 to replace First Data restricted stock awards and restricted stock units held prior to the spin-off. The restricted stock awards and restricted stock units have also maintained their original vesting schedules.

After the spin-off, the Company is receiving all cash proceeds related to the exercise of Western Union stock options held by First Data employees; however, First Data is recognizing all associated expense and resulting tax benefit relating to such stock options. The Company recognizes compensation expense, receives all cash proceeds and retains all tax benefits relating to Western Union awards held by Western Union employees.

The Company realized total tax benefits during the year ended December 31, 2006 from stock option exercises of $1.9 million. The Company's calculated pool of excess tax benefits available to absorb write-offs of deferred tax assets in subsequent periods was approximately $9.5 million as of December 31, 2006.

The Company received $80.8 million in cash proceeds related to the exercise of stock options during the year ended December 31, 2006. Upon the exercise of stock options, shares of common stock are issued from authorized common shares or treasury stock. The Company maintains a share repurchase program with its purchasing agent (Note 13).

First Data Stock Options and Employee Stock Purchase Plan Rights

Prior to the Distribution, Western Union participated in the First Data plans that provided for the granting of stock options to employees and other key individuals who performed services for the Company. Options granted under the First Data plans were issued with exercise prices equivalent to the fair market value of First Data common stock on the dates of grant, substantially all had 10-year terms and became exercisable in four equal annual increments beginning 12 months after the dates of grant. The requisite service period for stock options was the same as the vesting period, with the exception of retirement eligible employees who have shorter requisite service periods ending when the employees become retirement eligible. Compensation expense related to stock options was recognized over the requisite service period, except as discussed further under "Stock-Based Compensation" below for certain options granted prior to the adoption of SFAS No. 123R.

In October 1996, First Data instituted an employee stock purchase plan ("ESPP"). Amounts accumulated through payroll deductions elected by eligible employees were used to make quarterly purchases of First Data common stock at a 15% discount from the lower of the market price at the beginning or end of the quarter. The fair value of these awards was recognized as compensation expense in the Consolidated Statements of Income for the year ended December 31, 2006 in accordance with the provisions of SFAS No. 123R. Western Union has not adopted an employee stock purchase plan.

First Data received all cash proceeds related to the exercise of stock options and ESPP shares sold by Western Union employees during all periods prior to the spin-off.

Stock Option Activity

A summary of Western Union stock option activity relating to Western Union and First Data employees for the year ended December 31, 2006 is as follows (options and aggregate intrinsic value in millions). All awards have been adjusted to reflect the conversion ratio as of the date of the spin-off, as all stock options prior to the spin-off were options in First Data stock.

	Year Ended December 31, 2006			
	Options	*Weighted-Average Exercise Price*	*Weighted-Average Remaining Contractual Term*	*Aggregate Intrinsic Value*
Outstanding at January 1,	17.3	$16.87		
Granted	10.8	19.52		
Western Union options issued to First Data employees on spin-off date	51.2	17.46		
Exercised	(9.0)	15.39		
Cancelled / forfeited	(0.8)	20.06		
Transfer from First Data, net[a]	4.3	17.39		
Outstanding at December 31,	73.8	$17.84	7	$367.2
Western Union options exercisable at December 31,	54.9	$17.19	6	$316.4

(a) Transfer from First Data, net represents stock options held by First Data employees who became employees of Western Union prior to the spin-off

The conversion factor for the number of shares and exercise price for the information displayed above is the ratio of the First Data pre-distribution closing stock price with due bills ($42.00) to the Company's when-issued closing stock price on the date of the spin-off ($19.13).

The total intrinsic value of stock options exercised during the year ended December 31, 2006, 2005 and 2004 was $42.1 million, $6.9 million, and $7.6 million, respectively.

Restricted Stock Awards and Restricted Stock Units

During the first quarter of 2006, First Data issued restricted stock awards or restricted stock units to certain employees which were contingent upon the achievement of certain performance criterion which were met on the date of the Distribution, subject to continued service requirements. The awards vest at a rate of 33% per year on the anniversary date of the grant. The fair value of the awards granted in February 2006 was measured based on the fair market value of the shares on the date of grant and is being amortized over three years.

In February 2005, First Data awarded to two of its executives, who are currently executives of Western Union, an aggregate of 85,000 shares of First Data restricted common stock. The unvested balance was converted to 139,963 shares of Western Union restricted stock based on the conversion ratio at the date of and in connection with the spin-off. The stock awards vest at a rate of 25% per year on the anniversary date of the grant if the executives are still employed by the Company at the time. The fair value of the 2005 grant of $3.4 million was recorded based on the fair market value of the shares on the date of grant and is being amortized over four years.

In February 2004, First Data awarded to two of its executives, who are currently executives of Western Union, an aggregate of 100,000 shares of restricted common stock, which was subsequently converted to 219,550 shares of Western Union restricted stock based on the conversion ratio at the date of and in connection with the spin-off. The stock awards vest if the executives are still employed on the earlier of (i) February 25, 2009 or (ii) at any time after February 25, 2007 if on each trading day during the previous 30-day period the highest intra-day trading price of Western Union's common stock on the New York Stock Exchange is equal to or greater than $31.8833 per share. The fair value of the 2004 grant of $4.1 million was recorded based on the fair market value of the shares on the date of grant and is being amortized over five years.

A summary of Western Union activity for restricted stock awards and units relating to Western Union and First Data employees for the year ended December 31, 2006 is listed below (awards/units in millions). All restricted stock awards and units have been adjusted to reflect the conversion ratio as of the date of the spin-off, as all restricted stock awards and units prior to the spin-off were in First Data stock:

	Year Ended December 31, 2006	
	Number Outstanding	*Weighted-Average Grant-Date Fair Value*
Non-vested at January 1,	**0.2**	**$18.42**
Granted	**1.9**	**19.51**
Western Union unvested restricted stock awards and units issued to First Data employees on spin-off date	**1.1**	**20.49**
Vested	**(0.1)**	**18.76**
Forfeited	**(0.1)**	**20.48**
Non-vested at December 31,	**3.0**	**$19.80**

Stock-Based Compensation

In December 2005, First Data accelerated vesting of all outstanding unvested stock options granted by First Data to its officers and employees under First Data's 2002 Long-Term Incentive Plan. The decision to accelerate the vesting of these stock options was made primarily to reduce stock-based compensation expense that otherwise likely would be recorded in future periods following the adoption of SFAS No. 123R. The Company recognized compensation expense of $1.8 million during the fourth quarter of 2005 resulting from accelerated vesting. The Company must recognize compensation expense related to any awards outside of the First Data 2002 Long-Term Incentive Plan that were not fully vested as of January 1, 2006, as well as options granted after that date under either the First Data plan or the Western Union plans.

As discussed in Note 1, effective January 1, 2006, the Company adopted SFAS No. 123R following the modified prospective method. The following table sets forth the total impact on earnings for stock-based compensation expense recognized in the Consolidated Statements of Income resulting from stock options, restricted stock awards, restricted stock units, and ESPP rights for Western Union employees for the year ended December 31, 2006 (in millions). A benefit to earnings is reflected as a positive and a reduction to earnings is reflected as a negative.

	Year Ended December 31, 2006
Income before income taxes	**$(23.3)**
Income tax benefit from stock-based compensation expense	**8.8**
Net income	**$(14.5)**
Earnings per share:	
Basic	**$(0.02)**
Diluted	**$(0.02)**

There was no stock-based compensation capitalized during the year ended December 31, 2006. In addition, the Company was allocated stock-based compensation expense of $6.8 million during the year ended December 31, 2006 related to employees of First Data providing administrative services to the Company prior to the spin-off. Including allocations from First Data, total stock compensation expense was $30.1 million in 2006 and $7.2 million in 2005.

For periods prior to the adoption of SFAS No. 123R, pro forma information regarding the Company's net income is required by SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"), as if the Company had accounted for its employee stock options in First Data stock under the fair value method prescribed by SFAS No. 123. The Company's pro forma information for the years ended December 31, 2005 and 2004, which reflects compensation expense equal to the fair value of the options, restricted stock awards and ESPP rights for Western Union employees recognized over their vesting periods, is as follows (in millions):

Year Ended December 31,	2005	2004
Reported net income	$927.4	$751.6
Restricted stock expense and effect of accelerated vesting included in reported net income, net of tax	1.9	—
SFAS No. 123 expense, net of tax	(37.7)	(14.9)
Pro forma net income	$891.6	$736.7
Reported earnings per share—basic	$ 1.21	$ 0.98
Reported earnings per share—diluted	$ 1.21	$ 0.98
Pro forma earnings per share—basic	$ 1.17	$ 0.96
Pro forma earnings per share—diluted	$ 1.17	$ 0.96

Certain of the Company's employee stock-based compensation awards have terms that provide for vesting to continue after retirement. Prior to the adoption of SFAS No. 123R, the Company accounted for this type of arrangement by recognizing pro forma compensation cost over the stated vesting period for the SFAS No. 123 pro forma disclosures. Upon adoption of SFAS No. 123R, compensation cost is being recognized over a shorter period that ends with retirement eligibility. The impact of applying SFAS No. 123R requirements for accelerated expense recognition would have impacted pro forma SFAS No. 123 compensation expense, net of tax, by a benefit of $1.7 million for the year ended December 31, 2005 and a charge of $1.0 million for the year ended December 31, 2004.

As of December 31, 2006, there was $58.0 million of total unrecognized compensation cost, net of assumed forfeitures, related to non-vested stock options which is expected to be recognized over a weighted-average period of 3.7 years, and there was $27.6 million of total unrecognized compensation cost, net of assumed forfeitures, related to non-vested restricted stock awards and restricted stock units which is expected to be recognized over a weighted-average period of 2.3 years.

The fair value of Western Union options granted subsequent to the spin-off and First Data stock options and ESPP rights granted to Western Union employees prior to the spin-off for the years ended December 31, 2006, 2005 and 2004 was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

Year Ended December 31,	2006	2005	2004
STOCK OPTIONS GRANTED (POST-SPIN GRANTS):			
Weighted average risk-free interest rate	**4.64%**	—	—
Weighted average dividend yield	**0.21%**	—	—
Volatility	**26.4%**	—	—
Expected term (in years)	**6.6**	—	—
Weighted average fair value	**$ 7**	—	—
STOCK OPTIONS GRANTED (PRE-SPIN GRANTS):			
Weighted average risk-free interest rate	**4.62%**	4.14%	3.25%
Weighted average dividend yield	**0.58%**	0.58%	0.20%
Volatility	**23.5%**	32.7%	30.5%
Expected term (in years)	**5**	6	5
Weighted average fair value (pre-spin)	**$12**	$15	$13
ESPP:			
Weighted average risk-free interest rate	**4.85%**	3.12%	1.69%
Weighted average dividend yield	**0.56%**	0.58%	0.20%
Volatility	**23.0%**	19.1%	20.5%
Expected term (in years)	**0.25**	0.25	0.25
Weighted average fair value	**$ 9**	$ 8	$ 8

For periods presented prior to the spin-off date of September 29, 2006, all stock-based compensation awards were made by First Data, and used First Data assumptions for volatility, dividend yield and term. Western Union assumptions, which are described in the paragraphs below, were utilized for grants made by Western Union on September 29, 2006 and subsequent thereto.

EXPECTED VOLATILITY—Western Union's expected weighted-average volatility of 26.4% was determined based on the calculated historical peer group volatility for companies in similar industries, stage of life cycle, and market capitalization since there is not sufficient historical volatility data for Western Union common stock. Expected volatility for the Company's 2006 grants, which varies by group based on the expected option term, was 28.4% for the Board of Directors and executives and 24.7% for non-executive employees. Beginning in 2006, First Data used the implied volatility method for estimating expected volatility for all stock options granted and ESPP rights. First Data calculated its implied volatility on a daily basis using a Black-Scholes option pricing model, incorporating the market prices of a variety of traded options, the market price of First Data stock, the exercise price and remaining term of the traded options, the expected dividends and the risk-free rate.

EXPECTED DIVIDEND YIELD—The Company's expected annual dividend yield is calculated based on Western Union's average stock price on each respective grant date. The assumed annual dividend is four cents per common share. First Data's dividend yield is the calculation of the annualized First Data dividend amount of $0.24 divided by a rolling 12 month average First Data stock price as of the most recent grant date for which First Data granted options to Western Union employees.

EXPECTED TERM—Western Union's expected term is 5.8 years for non-executive employees, and 7.5 years for the Board of Directors and executives. The Company's expected term of options was based upon, among other things, historical exercises (including the exercise history of First Data's awards), the vesting term of the Company's options, the cancellation history of the Company's employees options in First Data stock and the options' contractual term of ten years. First Data has also aggregated stock option awards into classes. For each class, the expected term is primarily based on the results of a study performed on the historical exercise and post-vesting employment termination behavior for similar grants. First Data's expected terms were as follows: 4.5 years for non-executive employees, 7 years for the Board of Directors and 7.5 years for its executives. The expected term of ESPP rights were determined to be 0.25 years as purchase rights are achieved over the course of the quarter in which the employee participated in the ESPP. Once the shares have been purchased, the employee can sell their respective shares.

RISK-FREE INTEREST RATE—The risk-free rate for stock options granted during the period is determined by using a U.S. Treasury rate for the period that coincided with the expected terms listed above. The risk-free rate for ESPP rights was determined using a 3-month maturity U.S. Treasury bond rate for the 90-day period that coincided with the expected terms listed above.

The assumptions used to calculate the fair value of options granted will be evaluated and revised, as necessary, to reflect market conditions and the Company's historical experience and future expectations. The calculated fair value is recognized as compensation cost in the Company's financial statements over the requisite service period of the entire award. Compensation cost is recognized only for those options expected to vest, with forfeitures estimated at the date of grant and evaluated and adjusted periodically to reflect the Company's historical experience and future expectations. Any change in the forfeiture assumption will be accounted for as a change in estimate, with the cumulative effect of the change on periods previously reported being reflected in the financial statements of the period in which the change is made. In the future, as more historical data is available to calculate the volatility of Western Union stock and the actual terms Western Union employees hold options, expected volatility and expected term may change which could substantially change the grant-date fair value of future stock option awards and, ultimately, the recorded compensation expense.

17. Segments

The Company classifies its businesses into two reportable segments: consumer-to-consumer and consumer-to-business. Operating segments are defined by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") in deciding where to allocate resources and in assessing performance.

- The consumer-to-consumer reporting segment provides money transfer services between consumers, primarily through a global network of third-party agents using our multi-currency, real-time money transfer processing systems.
- The consumer-to-business reporting segment provides payments from consumers to billers through a network of third-party agents and other various electronic channels, including the telephone and the Internet. While the Company continues to pursue international expansion of its offerings in select markets, such as the December 2006 acquisition of SEPSA, substantially all of the segment's 2006 revenue was generated in the United States.

The consumer-to-consumer reporting segment is viewed as one global network where a money transfer can be sent from one location to another, anywhere in the world. The segment is managed as three regions, primarily to coordinate agent network management and marketing activities. The Company's CODM makes decisions regarding resource allocation and monitors performance based on specific corridors within and across these regions, but also reviews total revenue and operating profit of each region. Each region and corridor offer the same services distributed by the same agent network, have the same types of customers, are subject to similar regulatory requirements, are processed on the same system, and have similar economic characteristics, allowing the geographic regions to be aggregated into one reporting segment. Consumer-to-consumer segment revenue typically increases sequentially from the first quarter to the fourth quarter each year and declines from the fourth quarter to the first quarter of the following year. This seasonal fluctuation is related to the holiday season in various countries in the fourth quarter.

All businesses that have not been classified into consumer-to-consumer or consumer-to-business, primarily the Company's money order and prepaid services businesses, and certain expenses incurred in connection with the spin-off are reported as "Other." The Company previously operated internet auction payments, messaging and international prepaid cellular top-up businesses. These three businesses, representing aggregated revenues in 2006, 2005 and 2004 of $4.1 million, $28.9 million and $35.4 million, respectively, and operating income/(losses) before taxes of $0.1 million, $(16.2) million and $(8.2) million, respectively, were shut down or sold in 2005 and early 2006 and are included in "Other." Due to the immaterial nature of these three businesses, they have not been presented separately as discontinued operations.

The Company's reportable segments are reviewed separately below because each reportable segment represents a strategic business unit that offers different products and serves different markets. The business segment measurements provided to, and evaluated by, the Company's CODM are computed in accordance with the following principles:

- The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.
- Segment revenue includes intersegment revenue.
- Corporate and other overhead is allocated to the segments primarily based on a percentage of the segments' revenue.
- Certain non-recurring costs incurred to effect the spin-off are not allocated to the segments.
- Exclude all items not included in operating income.

The following table presents the Company's reportable segment results for the years ended December 31, 2006, 2005 and 2004, respectively (in millions):

Years Ended December 31,	2006	2005	2004
Revenues:			
Consumer-to-Consumer:			
External revenue			
Transaction fees	**$3,059.0**	$2,724.0	$2,390.9
Foreign exchange revenue	**652.4**	529.6	448.3
Other revenues	**33.5**	25.6	22.5
	3,744.9	3,279.2	2,861.7
Consumer-to-Business:			
External revenue			
Transaction fees	**593.7**	565.0	545.4
Foreign exchange revenue	**1.5**	1.4	1.3
Other revenues	**41.0**	33.8	29.6
	636.2	600.2	576.3
Other:			
External revenue			
Transaction fees	**43.9**	65.8	69.8
Commission and other revenues	**45.2**	42.7	39.8
Internal revenue	**0.9**	5.2	6.0
	90.0	113.7	115.6
Eliminations	**(0.9)**	(5.2)	(6.0)
Total revenues	**$4,470.2**	$3,987.9	$3,547.6
Operating income:			
Consumer-to-Consumer	**$1,069.7**	$1,047.9	$ 886.5
Consumer-to-Business	**223.3**	220.4	219.5
Other	**18.4**	0.9	6.1
Total operating income	**$1,311.4**	$1,269.2	$1,112.1
Assets:			
Consumer-to-Consumer	**$4,458.0**	$3,759.3	$2,533.6
Consumer-to-Business	**765.8**	587.0	565.8
Other	**97.3**	245.4	216.4
Total assets	**$5,321.1**	$4,591.7	$3,315.8
Depreciation and amortization:			
Consumer-to-Consumer	**$ 80.6**	$ 54.0	$ 51.4
Consumer-to-Business	**18.1**	19.8	21.2
Other	**4.8**	5.7	6.6
Total depreciation and amortization	**$ 103.5**	$ 79.5	$ 79.2
Capital expenditures:			
Consumer-to-Consumer	**$ 174.8**	$ 48.3	$ 31.6
Consumer-to-Business	**21.1**	12.7	12.8
Other	**6.4**	4.0	5.1
Total capital expenditures	**$ 202.3**	$ 65.0	$ 49.5

Information concerning principal geographic areas was as follows (in millions):

Year Ended December 31,	2006	2005	2004
Revenue:			
United States	**$1,889.3**	$1,842.7	$1,708.3
International	**2,580.9**	2,145.2	1,839.3
Total	**$4,470.2**	$3,987.9	$3,547.6
Long-lived assets:			
United States	**$ 157.3**	$ 70.5	$ 61.7
International	**18.8**	11.9	9.0
Total	**$ 176.1**	$ 82.4	$ 70.7

The geographic split of revenue above has been determined based upon the country where a money transfer is initiated and the country where a money transfer is paid with revenue being split 50% between the two countries. Long-lived assets, consisting of "Property and equipment, net," are presented based upon the location of the assets.

A majority of Western Union's consumer-to-consumer transactions involve at least one non-United States location. Based on the method used to attribute revenue between countries described in the paragraph above, no individual country outside the United States accounted for more than 10% of segment revenue for the year ended December 31, 2006, 2005 and 2004. In addition, no individual agent or biller accounted for greater than 10% of consumer-to-consumer or consumer-to-business segment revenue, respectively, during these periods.

18. Quarterly Financial Information (Unaudited)

Summarized quarterly results for the years ended December 31, 2006 and 2005 are as follows (in millions):

2006 by Quarter:	Q1	Q2	Q3	Q4	Year Ended December 31, 2006
Revenues	$1,043.0	$1,113.6	$1,140.4	$1,173.2	$4,470.2
Expenses	730.3	787.2	803.3	838.0	3,158.8
Other income/(expense), net	12.2	(2.6)	42.8	(28.7)	23.7
Income before income taxes	324.9	323.8	379.9	306.5	1,335.1
Income tax expense	105.1	104.9	121.8	89.3	421.1
Net income	$ 219.8	$ 218.9	$ 258.1	$ 217.2	$ 914.0
Earnings per share:					
Basic earnings per share	$ 0.29	$ 0.29	$ 0.34	$ 0.28	$ 1.20
Diluted earnings per share	$ 0.29	$ 0.29	$ 0.34	$ 0.28	$ 1.19
Weighted-average shares outstanding:					
Basic	763.9	763.9	763.9	766.2	764.5
Diluted	763.9	763.9	764.0	782.3	768.6

2005 by Quarter:	Q1	Q2	Q3	Q4	Year Ended December 31, 2005
Revenues	$ 919.6	$ 980.8	$1,019.3	$1,068.2	$3,987.9
Expenses	624.0	663.8	676.6	754.3	2,718.7
Other income, net	20.1	21.9	8.6	24.3	74.9
Income before income taxes	315.7	338.9	351.3	338.2	1,344.1
Income tax expense	97.9	105.1	109.4	104.3	416.7
Net income	$ 217.8	$ 233.8	$ 241.9	$ 233.9	$ 927.4
Earnings per share:					
Basic earnings per share	$ 0.29	$ 0.31	$ 0.32	$ 0.31	$ 1.21
Diluted earnings per share	$ 0.29	$ 0.31	$ 0.32	$ 0.31	$ 1.21
Weighted-average shares outstanding:					
Basic	763.9	763.9	763.9	763.9	763.9
Diluted	763.9	763.9	763.9	763.9	763.9

Controls and Procedures

Our management, under the supervision and with the participation of the Principal Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our controls and procedures related to our reporting and disclosure obligations as of December 31, 2006, which is the end of the period covered by this Annual Report. Based on that evaluation, and except as described below, the principal executive officer and chief financial officer have concluded that the disclosure controls and procedures are sufficient to provide that (a) material information relating to us, including our consolidated subsidiaries, is made known to these officers by our other employees and employees of our consolidated subsidiaries, particularly material information related to the period for which this periodic report is being prepared; and (b) this information is recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the rules and forms of the Securities and Exchange Commission. We previously identified a material weakness and restated our financial statements for the quarters ended March 31, 2006 and June 30, 2006 and the years ended December 31, 2005, 2004, and 2003 included in our Registration Statement on Form 10, as amended. Based upon an evaluation of our initial documentation of hedging arrangements in accordance with Statement of Financial Accounting Standards No. 133, "*Accounting for Derivative Instruments and Hedging Activities*," as amended by SFAS No. 138 and SFAS No. 149 ("SFAS No. 133"), we concluded that our foreign exchange forward contracts did not qualify for cash flow hedge accounting since the initial documentation with respect to these instruments did not meet the requirements of SFAS No. 133.

Under the direction of our Chief Executive Officer and our then Co-Principal Financial Officers in September 2006, we implemented new internal control procedures to improve the effectiveness of our review over accounting for derivative financial instruments and to ensure that these transactions are accounted for in accordance with generally accepted accounting principles in the United States of America. These remedial actions include an additional review by a combination of internal and external personnel of hedging strategies and related documentation prior to implementing new or modified strategies, processes or documentation to ensure hedge accounting is appropriately applied with respect to SFAS No. 133. In addition, we have revised and improved the documentation required at the initiation of a derivative instrument and also during the required periodic reviews. We will continue to monitor the effectiveness of these processes, procedures and controls, and will make any further changes as management determines appropriate.

Except as described above, there were no changes that occurred during the fiscal quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Corporate Headquarters

12500 East Belford Avenue
Englewood, CO 80112
+1-720-332-1000
+1-866-405-5012

Transfer Agent and Registrar

Stockholders with questions concerning their stock holdings or dividends, or with address changes should contact:

Wells Fargo Bank, National Association
161 North Concord Exchange
South St. Paul, MN 55075
+1-651-450-4064
+1-800-560-1965

Independent Registered Public Accounting Firm

Ernst & Young LLP
370 17th Street, Suite 3300
Denver, CO 80202

Financial Information and Reports

The company routinely sends out annual stockholder reports and press releases. To receive this information please write the company at P.O. Box 6992, Greenwood Village, CO 80155-6992, call +1-720-332-8276 or visit the "Investor Relations" section of our website at www.westernunion.com. A copy of the Western Union 2006 Form 10-K report to the Securities and Exchange Commission will be furnished to stockholders without charge (except charges for providing exhibits) upon written request to the company. Analysts and investors seeking additional investment information about the company can contact the Investor Relations Department at +1-720-332-8276. For more information about The Western Union Company, please visit the company on the Internet at www.westernunion.com.

Stockholders of Record

The number of stockholders of record was 4,513 as of February 14, 2007.

Dividends

The company declared and paid a cash dividend of $0.01 per common share in the fourth quarter of 2006.

Annual Meeting

The annual meeting of stockholders of The Western Union Company will be held at Sidley Austin LLP on 787 Seventh Avenue, New York, New York, 10019 on Thursday May 10, 2007 at 3:30 p.m. local time.

Trademarks, Service Marks and Trade Names

The Western Union, name, logo and related trademarks and service marks, owned by Western Union Holdings, Inc., are registered and/or used in the U.S. and many foreign countries. All other trademarks, service marks, logos and trade names referenced in this material are the property of their respective owners.

Stock Prices

The Western Union Company common stock is traded on the New York Stock Exchange under the symbol "WU." The intraday high and low prices for our common stock during the fourth quarter, when the common stock of our Company began regular way trading, were as follows:

	Common Stock Market Price	
2006	*High*	*Low*
Fourth Quarter*	$24.12	$18.58

* commencing October 2, 2006

Performance Graph

The following graph compares the yearly percentage in cumulative total stockholders return on our common stock since the date our "when issued" trading price was first established on September 20, 2006 with the cumulative total return over the same period for, (i) the S&P 500 Index, and (ii) the Index for Standard Industry Classification ("SIC") Code 7389 comprised of 80 companies. Pursuant to rules of the Securities and Exchange Commission ("SEC"), the comparison assumes $100 was invested on September 20, 2006 in our common stock and in each of the indices and assumes reinvestment of dividends. Historic stock price is not indicative of future stock price performance.

Comparison of Cumulative Total Return Among Western Union Company, S&P 500 Index and SIC Code 7389 Index (in dollars)


140
130
120
110
100
90
80
9/20/06
10/31/06
11/30/06
12/31/06
WESTERN UNION
SIC CODE INDEX
S&P 500 INDEX

Assumes $100 invested on September 20, 2006
Assumes dividend reinvested
Fiscal year ending December 31, 2006

Corporate Governance

To review the company's corporate governance guidelines, board committee charters and codes of business conduct and ethics, please visit the "Corporate Governance" section on the "Investor Relations" page of our Web site at www.westernunion.com.

Certifications

The Company filed certifications of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits to the Western Union 2006 Form 10-K report filed with the United States Securities and Exchange Commission.


WESTERN
UNION

WESTERN UNION

12500 BELFORD AVENUE
ENGLEWOOD, CO 80112
USA

END